OR ROYALTIES

2026 Notice and Management Information Circular

OR ROYALTIES INC.

TSX | NYSE | OR

Dear fellow Shareholders:

As an owner of OR Royalties Inc. ("OR Royalties" or the "Corporation"), you are invited to join us at our 11th annual meeting of shareholders (the "meeting") to be held on May 7, 2026 at the offices of Stikeman Elliott LLP located at 1155, boul. René-Lévesque, 41st Floor, Montréal, Québec, H3B 3V2.

The Corporation is a precious metals-focused, pure-play royalty and streaming company with peer-leading exposure to 'Tier 1' mining jurisdictions defined as Canada, the United States of America and Australia. In addition, OR Royalties possesses a best-in-class organic and sustainable growth trajectory that is expected to deliver increasing value to shareholders. The Corporation is on the cusp of expected positive step-changes in gold-equivalent ounces ("GEOs") earned, which should continue through to the end of the decade and beyond, based on publicly available production forecasts from our operating partners and supported by the ongoing maturation of its asset base.  Furthermore, OR Royalties aims to excel in disciplined capital allocation by directing investment toward high-quality, accretive opportunities to further enhance its growth profile.

The Corporation delivered its best ever financial performance in 2025: revenues increased significantly year-over-year to US$277.4 million at an exceptional annual cash margin of 96.7%, compared to US$191.2 million and a 96.5% cash margin in the prior year.  As at year-end 2025, the Corporation maintained a robust financial position with a cash balance of US$142.1 million and no outstanding debt. Operationally, the Corporation achieved its 80,000 - 88,000 GEO delivery guidance range and anticipates modest year-over-year GEO growth in 2026. Reflecting its continued financial strength and commitment to shareholder value, the Board has declared a Q1 2026 quarterly dividend of US$0.055 per common share.

DRIVING SUSTAINABLE VALUE CREATION FOR SHAREHOLDERS

Over the past 12 months, our shareholders have benefited from OR Royalties' leadership, its strong corporate governance, simplified business model, as well as the Corporation's disciplined capital allocation.  This led to a second straight year of solid share performance for the Corporation.

In 2025, the Corporation continued to enhance its portfolio of high-quality assets, committing and/or deploying more than US$25 million across three new transactions.  These investments were selected following a number of comprehensive due diligence processes, under which the Corporation elected not to proceed with transactions due to valuation, structural and environmental, social and governance ("ESG") related risks.

A STRONG BOARD OF DIRECTORS COMMITTED TO CONTINUOUS IMPROVEMENT

OR Royalties is guided by the belief that decision-making should be led by independent directors, bringing expertise to the issues at hand, with professional management sourcing and analyzing opportunities for investment and stewardship.  The success of this approach is reflected in the Corporation's performance and the principles that underpin the composition of its Board of Directors. Some key highlights include:

  Board renewal – OR continued to renew its Board, with over 66% of the current Board refreshed over the past 3 years, including two (2) new independent directors in 2026, Mr. Patrick Godin and Mr. Kevin Thomson;

  Expertise – Seasoned experts in mining, investments, mergers and acquisitions, audit and risk and ESG and government relations ably represent investor interests by leveraging a wide-range of experience and expertise to effectively guide the Corporation;

  Diversity – 33% of the members of the Board of Directors identify as female and 11% of the members are of racial or ethnic diversity; and

  Equity plans – Effective 2025, the Corporation has discontinued the granting of Options and reduced the number of Common Shares issuable under its aggregate equity plans from a rolling 4.1% to 1.6% of the issued and outstanding Common Shares.

As part of the changes to the Board, Mr. Murray John resigned from the Board in January 2026, to pursue other opportunities.  Ms. Edie Hofmeister and Mr. David Smith, who have been Directors since 2022 and 2024, respectively, have decided not to stand for re-election at this meeting.  The members of the Board of Directors would like to express their gratitude to Ms. Edie Hofmeister, Mr. Murray John and Mr. David Smith for their valuable contributions and unwavering guidance through the years.

RESPONSIBLE MINING IS MAXIMIZING THE LONG-TERM VALUE OF BUSINESS

Responsible mining is fundamental to our vision and integral to the long-term value creation strategy of the Corporation.  As a royalty and streaming company, OR Royalties allocates capital to precious metal assets that satisfy rigorous investment criteria, including comprehensive ESG considerations.  The Corporation is committed to delivering sustainable value for shareholders and stakeholders by investing in high-quality assets, supporting and amplifying the positive ESG performance of our mining partners, and upholding high standards as a responsible member of the corporate community.

As part of its ongoing governance enhancements, the Corporation adopted a Climate Change Policy.  In furtherance of its commitment to addressing climate-related risks and opportunities, OR Royalties undertook a comprehensive climate-related risk assessment and scenario analysis to gauge the exposure of its key assets to climate-related risks and opportunities. These findings informed the development of the 2025-2027 climate change strategy, which was subsequently reviewed in February 2025.

The strategy is structured around three core pillars: (i) the management of climate-related financial risks; (ii) the transition to a lower-emissions future; and (iii) strengthening of governance and disclosure practices. Each pillar is supported by defined commitments and measurable objectives to facilitate ongoing monitoring and transparent reporting of progress.

VOTING RECOMMENDATIONS

At our annual meeting of shareholders, we will ask you to receive and review the financial statements of OR Royalties and to consider the resolutions put forward by your Board of Directors and the management team, including:

1. The election of seven 7 candidates to our Board of Directors;

2. The appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditor for 2026;

3. To consider, and if deemed advisable, approve the continuation of the Corporation's Second Amended and Restated Shareholder Rights Plan; and

4. To vote on an advisory non-binding resolution on OR Royalties' approach to executive compensation.

Shareholders are encouraged to vote in advance of the meeting by completing the form of proxy or voting instruction form provided to them. We invite you to review our management information circular, which provides you with background information on the matters that will be addressed at the meeting and detailed information on how to attend the meeting and how to vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE YOUR PROXY FOR THE RESOLUTIONS THAT WILL BE VOTED ON AT THE MEETING.

If you have comments or questions about OR Royalties, you may contact me directly at (Chair-Board@orroyalties.com) or you may contact our Investor Relations team at (info@orroyalties.com).  We would be pleased to respond to your comments or queries.

On behalf of the Board of Directors, we thank you for your ongoing support and confidence as we continue to build shareholder value at OR Royalties Inc.

Norman MacDonald

Chair of the Board of Directors

OR ROYALTIES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of OR Royalties Inc. (the "Corporation" or "OR Royalties"):

  To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2025 and the independent auditor’s report thereon;
  To elect the Corporation’s directors for the ensuing year;
  To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for fiscal year 2026 and to authorize the directors to fix its remuneration;
  To consider, and if deemed advisable, adopt an ordinary resolution for the continuation of the Corporation’s Second Amended and Restated Shareholder Rights Plan;
  To consider and, if deemed advisable, adopt an advisory non-binding resolution supporting OR’s approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and
  To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares") will be held at 1:30 p.m. (Eastern Daylight Time) on May 7, 2026 at the offices of Stikeman Elliott LLP located at 1155, boul. René-Lévesque, 41st Floor, Montréal, Québec, H3B 3V2, for the following purposes:

Dated at Montréal, Québec, Canada, March 27, 2026.

By order of the Board of Directors,

André Le Bel

Vice President, Legal Affairs and Corporate Secretary

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. As always, we encourage shareholders to vote their shares prior to the proxy voting deadline even if you expect to attend the Meeting. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the proxy must be received by the Corporation’s transfer agent, TSX Trust Company, by email at: proxyvote@tmx.com, by mail: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or by fax to 1 (416) 607-7964 (North American Toll Free) no later than 1:30 p.m. (Eastern Daylight Time) on May 5, 2026 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned or postponed. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline. The chair of the Meeting is under no obligation to accept or reject any particular late proxy. The chair of the Meeting may waive or extend the proxy cut-off without notice. Shareholders who hold their shares through a bank, broker or other intermediary should refer to “Beneficial Shareholders” below. If you have any questions or need help with voting, we invite you to contact Laurel Hill by calling toll-free at or texting “INFO” to 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

6	2026 Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of OR Royalties Inc. (the "Corporation" or "OR Royalties") for use at the annual meeting of the shareholders of the Corporation (the "Shareholders") to be held on May 7, 2026 at 1:30 p.m. (Eastern Daylight Time) (the "Meeting") and at every adjournment thereof.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. In addition, the Corporation has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to provide certain services in connection with the Meeting such as assisting with voting and the solicitation of proxies including contacting Shareholders by telephone, among other responsibilities. For these services, Laurel Hill will receive a fee of $41,000, plus reasonable out-of-pocket expenses. Laurel Hill may contact certain non-registered (beneficial) shareholder to assist in exercising their voting rights directly by telephone via Broadridge Investor Communications Corporation's QuickVoteTM service. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Corporation ("Common Shares").

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may insert such other person's name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked at any time before it is acted on in writing by the Shareholder or by the Shareholder's attorney authorized in writing and delivered either to TSX Trust Company  ("TSX Trust") at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec, H3B 0G7, or by fax to 1 (416) 607-7964, no later than 1:30 P.M. (Eastern Daylight Time) on Tuesday, May 5, 2026 or at any time up to and including the last business day preceding the day of any adjournment or postponement of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment or postponement thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, "Intermediaries"), rather than in the Shareholder's name ("Beneficial Shareholder"). Most of the Corporation's Shareholders are Beneficial Shareholders.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and Beneficial Shareholders. There are two types of Beneficial Shareholders - Shareholders who have objected to the disclosure of their identities and share positions ("OBOs") and Shareholders who do not object to the Corporation knowing who they are ("NOBOs").

In the case of NOBOs and OBOs, the Corporation has distributed copies of Meeting materials to intermediaries and clearing agencies for onward distribution in accordance with applicable securities regulatory requirements.

Accordingly, the Corporation intends to pay Intermediaries to send proxy-related materials and voting instruction forms to NOBOs and OBOs. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge mails a voting instruction form ("VIF") in lieu of a form of proxy provided by OR. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you. You can vote your Common Shares by: (i) calling the phone number listed thereon; (ii) mailing the completed VIF in the envelope provided; or (iii) using the internet at www.proxyvote.com.

2026 Management Information Circular	7

Our Quorum

Pursuant to the by-laws of the Corporation, a quorum of shareholders is present at a shareholder meeting if, at the opening of the meeting, two holders holding more than twenty-five (25%) of the Common Shares that carry the right to vote at the meeting are present in person or represented by proxy.

Record Date

The Board of Directors of the Corporation has set the close of business on March 27, 2026, as the record date for determining holders of Common Shares entitled to receive notice of, and to vote at, the Meeting, including any adjournments or postponements thereof.

Voting and Proxy Information

Shareholders of record as of March 27, 2026 may cast their votes in any of the following ways:

Registered Shareholders

Online www.meeting-vote.com	Email proxyvote@tmx.com
Mail
TSX Trust Company Proxy Department P.O. Box 721 Agincourt, Ontario, M1S 0A1
Fax 1-416-607-7964 (Canada) Telephone 1-888-489-7352 (Toll free in Canada and United States)

Your proxy must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting Late proxies may be accepted or rejected by the chair of the Meeting at their discretion and the chair of the Meeting is under no obligation to accept or reject any particular late proxy. The chair of the Meeting may waive or extend the proxy cut-off time at their discretion without notice.

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the agenda items. These items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of TSX Trust, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. OBOs will have different voting methods and are encouraged to carefully follow the instructions provided on the VIF.  The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you are a Beneficial Shareholder and are unable to attend the Meeting, but wish that your voting rights be exercised on your behalf by a proxyholder, you must follow the voting instructions on the VIF. If you are a Beneficial Shareholder and wish to exercise your voting rights at the Meeting, you must indicate your own name in the space provided for such purpose on the VIF to appoint yourself as proxyholder and follow the instructions therein with respect to the execution and transmission of the document. If you have any questions with respect to the foregoing or need help with voting, we invite you to contact Laurel Hill by calling toll-free at or texting "INFO" to 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

8	2026 Management Information Circular

VOTING SECURITIES

Holders of Common Shares of record at the close of business on March 27, 2026 (the "Record Date") will be entitled to one vote for each such Common Share held by them. As of the Record Date, 187,441,610 Common Shares of the Corporation were outstanding.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of March 27, 2026, there are two Shareholders owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
EdgePoint Investment Group Inc.	22,655,564 (1)	12.09
BlackRock, Inc.	18,962,365 (1)	10.12
NOTE: (1) On the basis of the information available on SEDAR+ (www.sedarplus.ca) and on SEDI (www.sedi.ca).

REPORTING CURRENCY

Except where otherwise indicated, this Circular contains information as of the close of business on March 27, 2026, and all currency amounts reported herein are in Canadian dollars.  References to "$", "C$" or "Canadian dollars" are to Canadian dollars, and references to "US$" or "U.S. dollars" are to United States dollars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

2026 Management Information Circular	9

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedarplus.ca.

The voting results from the 2025 annual meeting of Shareholders are as follows:

Resolutions Submitted	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD or AGAINST	Percentage (%) of votes cast WITHHELD or AGAINST
Election of Directors:
Jason Attew	147,301,337	99.65	511,714	0.35
Edie Hofmeister	146,515,073	99.12	1,297,978	0.88
W. Murray John	144,570,794	97.81	3,242,257	2.19
Pierre Labbé	142,400,867	96.34	5,412,184	3.66
Wendy Louie	147,248,217	99.62	564,834	0.38
Norman MacDonald	137,018,995	92.70	10,794,056	7.30
Candace MacGibbon	146,775,203	99.30	1,037,848	0.70
David Smith	145,161,598	98.21	2,651,453	1.79

Auditors:
Appointment and Remuneration of Auditor	153,193,465	98.35	2,565,381	1.65

Ordinary Resolution
Ordinary Resolution to approve the unallocated rights and entitlements under the Deferred Share Unit Plan	144,628,797	97.85	3,184,253	2.15

Special Resolution
Special Resolution to approve the amendment to the Articles of the Corporation to change its name to "OR Royalties Inc. / Redevances OR Inc."	154,983,958	99.50	774,886	0.50

Advisory Resolution
Advisory Resolution on Executive Compensation	143,933,031	97.38	3,880,017	2.62

10	2026 Management Information Circular

PROXY SUMMARY

Matters for Shareholder Approval and Voting Recommendations
Voting Matter	Voting Recommendations by the Board of Directors
Election of seven (7) Directors: Jason Attew Patrick Godin Pierre Labbé Wendy Louie Norman MacDonald Candace MacGibbon Kevin Thomson	vote FOR each nominee More information starting on page on page 13
Appointment of PricewaterhouseCoopers LLP as independent auditor for 2026	vote FOR the appointment of independent auditor More information starting on page 93
Approve the continuation of the Corporation's Second Amended and Restated Shareholder Rights Plan (the "Shareholder Rights Plan")	vote FOR the continuation of the Corporation's Shareholder Rights Plan More information starting on page 94
Advisory Resolution on Executive Compensation	vote FOR the advisory resolution on Executive Compensation More information starting on page 96

If no instructions are given in your proxy, the Common Shares represented by your proxy will be voted FOR each director nominee, FOR the appointment of PricewaterhouseCoopers LLP as independent auditor, FOR the approval of the continuation of the Shareholder Rights Plan, and FOR the advisory resolution on the Corporation's approach to executive compensation.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2025 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management's discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual Meeting of Shareholders and Circular, as applicable. The Corporation's consolidated financial statements and related management discussion and analysis for the year ended December 31, 2025 are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) as well as on the Corporation's website (https://orroyalties.com/en/financial-reports/).

2026 Management Information Circular	11

2025 QUICK FACTS - BOARD OF DIRECTORS

BOARD SIZE	8
NON-EXECUTIVE BOARD CHAIR	Yes
INDEPENDENT DIRECTORS	87.5%
INDEPENDENT COMMITTEES	100%
AVERAGE TENURE	3.2 years
GENDER DIVERSITY	33%
RACIALETHNIC DIVERSITY	11%
AVERAGE AGE	59
Board and Committee Oversight
Board of Directors oversight: Strategic Planning Budgeting Standing Committees of the Board Management Team Environmental and climate-related risks and opportunities and related goals and targets

Audit and Risk Committee oversight:

  Financial Statements and overall risks, including cybersecurity risks
  Conflict of interest and related party transactions other than investment/divestment type transactions
  Code of Ethics Compliance and Whistleblowing
  Anti-bribery, anti-corruption and anti-money laundering matters

Human Resources Committee oversight: Human resources, health and safety matters Management succession planning Compensation	Independent Investment Review Committee oversight: Investment, divestment, or other transaction and financing proposals

Governance, Nomination and Sustainability Committee oversight:

  Overseeing environmental, social and governance matters with Management
  Environmental and climate-related risks and opportunities related to the Corporation's partner's projects
  Promotion of Respect of human rights
  Corporate Governance Policies and Practices
  Board's relationship with Management
  Shareholder Outreach Program
  Board Assessment
  Competencies of directors and committee memberships

Board's Best Governance Practices and Policies
  Independent Chair of the Board of Directors
  33% gender diversity; target is 30%
  11% of Racially or Ethnically Diverse Directors
  Composition of each committee reviewed annually
  Select board members conduct an annual Shareholder outreach program and ad hoc meetings with Shareholders
  Directors' minimum securities holding requirement increased to three (3) times their annual basic retainer and DSUs (as defined below)
  Executive Officers of the Corporation are required to hold at least 30% of their ownership requirement in Common Shares
  The Board of Directors has discontinued the granting of Options under the long-term incentive program and replaced them with additional RSUs. Half of the RSUs vest annually over three years, while the remaining half vest after three years, subject to the achievement of performance objectives.  As a result, the maximum number of Common Shares issuable that may be issued under the Corporation's equity plans was reduced from 4.1% to 1.6% of the issued and outstanding Common Shares
  Simplified Committee structure effective following the annual and special meeting of shareholders held on May 8, 2025 - Consolidation of the Governance and Nomination Committee and the Environmental and Sustainability Committee into a single Governance, Nomination and Sustainability Committee

12	2026 Management Information Circular

FIRST ITEM OF THE AGENDA

Election of Directors

The executive management team (the "Management") of the Corporation is supervised by the board of directors (the "Board of Directors" or "Board") as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) Directors. Accordingly, seven (7) nominees are being proposed as Directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed Directors separately.

At the beginning of 2026, Mr. Kevin Thomson and Mr. Patrick Godin were appointed as independent directors of the Corporation and Mr. Murray John resigned from the Board to pursue other opportunities. Ms. Edie Hofmeister and Mr. David Smith, who have served as Directors since 2022 and 2024, respectively, have chosen not to seek re-election at this meeting.  The Board of Directors extends its sincere gratitude to Ms. Hofmeister and Messrs. John, and Smith for their valuable contributions and guidance over the years.

The following tables set out information about each nominee director's summary career profile, their board committee memberships (the "Board Committee Membership" or "Board Committee"), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options ("Options"), deferred share units ("DSUs") or restricted share units ("RSUs") of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 27, 2026. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading "Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors".

2026 Management Information Circular	13

JASON ATTEW

Nominee Profile

  Age: 56
  Residency: Ontario, Canada
  Director since: January 2024
  Non-Independent(1)
Top Competencies:
‐ Financial
‐ Governance
‐ Human Resources
‐ Legal and Regulatory
‐ Management
‐ Mergers and Acquisitions
Mr. Attew joined the Corporation on January 1st, 2024, as President and Chief Executive Officer of the Corporation. He served as Director and President and Chief Executive Officer of Liberty Gold Corp. from October 2022 to November 2023. Previously, Mr. Attew was the President and CEO of Gold Standard Ventures Inc. until its acquisition by Orla Mining Ltd. in August 2022. He served as the Chief Financial Officer at Goldcorp Inc. where, in addition to leading the finance and investor relations operations, he was responsible for Goldcorp's corporate development and strategy culminating in the US$32 billion merger with Newmont Corporation. Mr. Attew has extensive capital markets experience from his time in investment banking with the BMO Global Metals and Mining Group where he was at the forefront of structuring and raising significant growth capital as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades.

Mr. Attew holds a Bachelor of Science (Hon) from the University of British Columbia as well as a Master of Business Administration from Queen's University.
2025 Board/Committee Attendance	2025 Voting Results
100%	99.65% votes For 0.35% votes Withheld or Against
Committee Memberships:
n/a
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Evolution Mining Limited - No interlock(2)	Liberty Gold Corp. (2022 – 2023) Regulus Resources Inc. (2019 – 2021) Gold Standard Ventures Corp. (2020 – 2022)
Investment, Ownership and Total Value of Equity
	2026(3) (March 27) (#)	2026(3) Value (C$)	2025(4) (March 21) (#)	2025(4) Value (C$)
OR Common Shares	72,784	3,556,226	53,306	1,553,337
OR RSUs	199,906	9,767,407	186,317	5,429,277
Value (C$)		13,323,633		6,982,614
Options
Grant Date (mm-dd-yy)	Expiry Date (mm-dd-yy)	Options (#)	Exercise Price (C$)	Total Unexercised (#)	Value of Unexercised Options(5) (C$)
02-23-24	02-23-29	64,300	18.55	64,300	1,948,933
Target Ownership Requirement – 5.0 Times Base Salary
Attained (currently valued at over 15 times the base salary)

14	2026 Management Information Circular

PATRICK GODIN
Nominee Profile
  Age: 57
  Residency: Ontario, Canada
  Director since: March 2026
  Independent(1)
Top Competencies:
‐ Governance
‐ Corporate Affairs and Strategy
‐ Human Resources
‐ International
‐ Management
‐ Mergers and Acquisitions
‐ Sustainability
‐ Technical/Mining
Mr. Patrick Godin has over 35 years of corporate, technical and operations experience in the mining industry. He served as Director and President and Chief Executive Officer of New Gold Inc. ("New Gold") from November 2022 to March 2026. Prior to joining New Gold, Mr. Godin was Vice President and Chief Operating Officer of Pretium Resources Inc. and was responsible for the operations of the Brucejack Mine. Prior to that, Mr. Godin was the President and Chief Executive Officer of Stornoway Diamond Corporation, and from 2010 to 2018 he was its Chief Operating Officer and Vice President. He also previously served as the Vice President, Project Development for G Mining Services and held executive or senior operations positions for Canadian Royalties, lAMGOLD and Cambior in the Americas.

Mr. Godin holds a Bachelor of Engineering degree in Mining from Laval University in Québec, Canada and holds an ICD.D designation from the Institute of Corporate Directors.
2025 Board/Committee Attendance	2025 Voting Results
n/a	n/a
Committee Memberships:
➢ Member of the Independent Investment Review Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Coeur Mining, Inc. - No interlock(2)	New Gold Inc. (2022 - 2026)
Investment, Ownership and Total Value of Equity
	2026(3) (March 27) (#)	2026(3) Value (C$)	2025(4) (March 21) (#)	2025(4) Value (C$)
OR Common Shares	Nil	Nil	n/a	n/a
OR DSUs	2,845	139,007	n/a	n/a
Value (C$)		139,007
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
To be attained by March 2031

2026 Management Information Circular	15

PIERRE LABBÉ

Nominee Profile

  Age: 60
  Residency: Québec, Canada
  Director since: February 2015
  Independent(1)
Top Competencies:
‐ Financial
‐ Governance
‐ Corporate Affairs & Strategy
‐ Human Resources
‐ Management
‐ Mergers and Acquisitions
Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he had been the Chief Financial Officer of IMV Inc. for the five preceding years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to the OR Board by Virginia Mines Inc. as part of the OR-Virginia business combination in 2015.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors. He holds an ICD.D designation from the Institute of Corporate Directors.
2025 Board/Committee Attendance	2025 Voting Results
95%	96.34% votes For 3.66% votes Withheld or Against
Committee Memberships:
➢ Member of the Audit and Risk Committee ➢ Chair of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Devonian Health Group Inc. - No interlock(2)	COSCIENS Biopharma Inc. (2024 - 2025)
Investment, Ownership and Total Value of Equity
	2026(3) (March 27) (#)	2026(3) Value (C$)	2025(4) (March 21) (#)	2025(4) Value (C$)
OR Common Shares	6,145	300,245	6,145	179,065
OR DSUs	91,611	4,476,113	87,012	2,535,530
Value (C$)		4,776,358		2,714,595
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 22 times the level of the basic retainer and DSUs)

16	2026 Management Information Circular

WENDY LOUIE
Nominee Profile
  Age: 58
  Residency: British Columbia, Canada
  Director since: August 2024
  Independent(1)
Top Competencies:
‐ Financial
‐ Governance
‐ Human Resources
‐ Information Security Risk Management
‐ Management

Ms. Wendy Louie has over 25 years of diverse finance and leadership experience with a focus on the mining industry. Ms. Louie was the Vice President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023. Prior to that, through her private consulting practice, she provided financial management services including mergers and acquisitions, risk management and advisory expertise in the mining, shipping, energy and technology sectors. She also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice-President Finance, Vice-President Reporting and Assistant Controller. Her background included roles in strategic business planning, project controls and reporting where she led the implementation of financial reporting and planning systems utilized in the management of several large-scale capital projects. Ms. Louie began her career articling with Ernst & Young and from 1995 to 2004 held the position of Senior Tax Manager from 1995 to 2004. She also held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an Independent Director for Liberty Gold Corp.

Ms. Louie holds a Bachelor of Commerce from the University of British Columbia and is a Canadian Chartered Professional Accountant (CPA, CA).
2025 Board/Committee Attendance	2025 Voting Results
100%	99.62% votes For 0.38% votes Withheld or Against
Committee Memberships:
➢ Chair of the Audit and Risk Committee ➢ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Liberty Gold Corp. - No interlock(2)	None
Investment, Ownership and Total Value of Equity
	2026(3) (March 27) (#)	2026(3) Value (C$)	2025(4) (March 21) (#)	2025(4) Value (C$)
OR Common Shares	Nil	Nil	Nil	Nil
OR DSUs	8,647	422,492	4,612	134,394
Value (C$)		422,492		134,394
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
To be attained by August 2029

2026 Management Information Circular	17

NORMAN MACDONALD
Nominee Profile
  Age: 54
  Residency: Ontario, Canada
  Director since: June 2023
  Chair of the Board since November 2023
  Independent(1)
Top Competencies:
‐ Financial
‐ Governance
‐ Management
‐ Mergers and Acquisitions
‐ Political Risk

Mr. Norman MacDonald was appointed Director of the Corporation in June 2023, and Chair of the Board in November of the same year.  He has over 25 years of experience working at natural resource focused institutional investment firms, including as Senior Advisor at Fort Capital from February 2021 to July 2024 and over 10 years as a Senior Portfolio Manager at Invesco.  Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager.  His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd.  Prior to joining Invesco, Mr. MacDonald was a VP and Portfolio Manager at Salida Capital.

Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.
2025 Board/Committee Attendance	2025 Voting Results
100%	92.70% votes For 7.30% votes Withheld or Against
Committee Memberships:
➢ Member of the Audit and Risk Committee ➢ Chair of the Independent Investment Review Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
G Mining Ventures Corp. - No interlock(2) Advantage Energy Ltd. - No interlock(2)	NexMetals Mining Corp. (formerly Premium Nickel Resources Ltd. (2024 - 2025)
Investment, Ownership and Total Value of Equity
	2026(3) (March 27) (#)	2026(3) Value (C$)	2025(4) (March 21) (#)	2025(4) Value (C$)
OR Common Shares	35,000	1,710,100	35,000	1,019,900
OR DSUs	22,337	1,091,386	17,775	517,964
Value (C$)		2,801,486		1,537,864
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 8 times the basic retainer and DSUs)

18	2026 Management Information Circular

CANDACE MACGIBBON
Nominee Profile Age: 51 Residency: Ontario, Canada Director since: January 2021 Independent(1) Top Competencies: ‐ Financial ‐ Governance ‐ Corporate Affairs & Strategy ‐ Human Resources	‐ International ‐ Management ‐ Mergers and Acquisitions ‐ Sustainability
Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets. Until July 2021 she was the Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets.

Ms. MacGibbon is a chartered professional accountant and her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP.

From November 2021 to July 2024, she served on the Board of Directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement. Ms. MacGibbon is President of the Canadian Institute of Mining, Petroleum and Metallurgy (CIM) for the 2025-2026 term.

Ms. MacGibbon holds a Bachelor of Arts (BA) in Economics from Western University, a Diploma in Accounting from Wilfrid Laurier University, a Master of Arts (MA) in Counselling Psychology from Yorkville University and is a Chartered Professional Accountant, Chartered Accountant. She also holds an ICD.D designation from the Institute of Corporate Directors, and a Cybersecurity Certificate from Cornell University.
2025 Board/Committee Attendance	2025 Voting Results
95%	99.30% votes For 0.70% votes Withheld or Against
Committee Memberships:
➢ Member of the Audit and Risk Committee ➢ Member of the Human Resources Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
TransAlta Corporation(6) - No interlock(2) Kinross Gold Corporation - No interlock(2)	INV Metals Inc. (2008 - 2021) Nickel 28 Capital Corp. (2019 - 2021) Carbon Streaming Corporation (2021 - 2024)
Investment, Ownership and Total Value of Equity
	2026(3) (March 27) (#)	2026(3) Value (C$)	2025(4) (March 21) (#)	2025(4) Value (C$)
OR Common Shares	Nil	Nil	Nil	Nil
OR DSUs	42,846	2,093,456	38,579	1,124,192
Value (C$)		2,093,456		1,124,192
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
Attained (currently valued at over 9 times the basic retainer and DSUs)

2026 Management Information Circular	19

KEVIN THOMSON
Nominee Profile Age: 69 Residency: Ontario, Canada Director since: January 2026 Independent(1)
Top Competencies: ‐ Financial ‐ Governance ‐ Corporate Affairs & Strategy ‐ Human Resources	‐ International ‐ Legal and Regulatory ‐ Management ‐ Mergers and Acquisitions ‐ Political Risk
Mr. Kevin Thomson brings over 40 years of senior strategic mergers and acquisitions experience in the mining industry. Most recently, Mr. Thomson served as Senior Executive Vice President, Strategic Matters for Barrick Gold Corporation where he was involved in all matters of strategic significance, including the management of complex negotiations, development of Barrick's corporate strategy, involvement in complex legal issues, and governance-related matters. Prior to joining Barrick in 2014, Mr. Thomson was a senior partner at Davies Ward Phillips & Vineberg LLP, and was one of Canada's leading mergers and acquisitions lawyers where he advised many of Canada's largest and most successful public companies on a number of industry leading transactions and also was a key strategic and legal advisor to a number of the country's leading private enterprises.

In the 30 years prior to joining Barrick's board of directors and senior management team as a key strategic advisor, he was also the longest standing member of the committee responsible for managing the Davies Ward law firm, a role for over 17 years before joining Barrick.

Mr. Thomson received a B.A. (with Distinction) in History from Queen's University in 1979 and an LL.B. from Queen's University Law School in 1982.
2025 Board/Committee Attendance	2025 Voting Results
n/a	n/a
Committee Memberships:
➢ Member of the Governance, Nomination and Sustainability Committee
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
None	Solaris Resources Inc. (2021 - 2024)
Investment, Ownership and Total Value of Equity
	2026(3) (March 27) (#)	2026(3) Value (C$)	2025(4) (March 21) (#)	2025(4) Value (C$)
OR Common Shares	Nil	Nil	n/a	n/a
OR DSUs	2,190	107,003	n/a	n/a
Value (C$)		107,003
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs
To be attained by January 2031

NOTES:
(1)	"Independent" refers to the standards of independence established in sections 1.4 and 1.5 of the Regulation 52-110 respecting Audit Committees ("Regulation 52-110").
(2)	Please refer to the section entitled "Interlocking Directorships" for a description this relationship.
(3)

The 2026 Value is equal to, as applicable, the sum of: the product of the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange ("TSX") on March 27, 2026 (being C$48.86), and the number of Common Shares, DSUs and RSUs held at such date.  For the purposes of the Corporation's Securities Ownership Guidelines, only time-based RSUs are included.

(4)

The 2025 Value is equal to, as applicable, the sum of: the product of the closing price of the Common Shares of the Corporation on TSX on March 21, 2025 (being C$29.14) (as disclosed in the management information circular of the Corporation dated March 25, 2025), and the number of Common Shares, DSUs and RSUs held at such date.  For the purposes of the Corporation's Securities Ownership Guidelines, only time-based RSUs are included.

(5)

"Value of Unexercised Options" represents the aggregate in-the-money value of unexercised Options and is calculated by multiplying (i) the difference between the closing price of the Common Shares on the TSX on March 27, 2026 (being C$48.86) and the applicable exercise price of such Options, by (ii) the total number of unexercised Options (whether vested or unvested) held as at that date. The Board of Directors discontinued the granting of Options effective February 19, 2025. Accordingly, no Options have been granted since that date.

(6)	Ms. Candace MacGibbon has decided not to seek re-election to the board of directors of TransAlta Corporation at the company's shareholder meeting to be held on April 30, 2026.

20	2026 Management Information Circular

ABOUT OUR BOARD OF DIRECTORS

Board Mandate

The Corporation's Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Corporation's Board's consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Corporation's Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Corporation's Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Corporation's Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule "A".

The Board and its Committees act independently.  The following figure illustrates the dynamic between the Board, the Committees of the Board, the Shareholders of the Corporation and independent auditors.

Majority of Directors are Independent

The Board has adopted independence standards requiring that a majority of its Directors be independent. A Director's independence is determined in accordance with Regulation 52-110 or Regulation 58-101 respecting Disclosure of Corporate Governance Practices ("Regulation 58-101"), based on voluntary disclosures provided by each director. In addition, the Board of Directors may determine that a director has no material relationship with the Corporation, including in a capacity as a partner, shareholder, or officer of an organization that maintains a relationship with the Corporation. A "material relationship" is one that, in the Board's judgment, could reasonably be expected to interfere with the exercise of the Director's independent judgment and includes both direct and indirect material relationships. In assessing independence, the Board applies standards derived from the director independence rule established by the Canadian Securities Administrators.

2026 Management Information Circular	21

The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of the Director's annual questionnaire completed by each nominee and other information, the Board determined that six (6) of the seven (7) nominees proposed for election as Directors have no material relationship with the Corporation and are, therefore, independent, as illustrated in the table below:

Name	Independent	Non-Independent	Reason for Non-Independence
Jason Attew		✓	President and Chief Executive Officer
Patrick Godin	✓		n/a
Pierre Labbé	✓		n/a
Wendy Louie	✓		n/a
Norman MacDonald	✓		n/a
Candace MacGibbon	✓		n/a
Kevin Thomson	✓		n/a

In connection with the Corporation's listing on the NYSE on July 6, 2016, the Corporation ensured that a majority of its Directors met the independence requirements set out in Section 303A.02 of the NYSE corporate governance standards. The Board of Directors annually reviews and determines the independence of each Director for both Canadian and U.S. governance purposes.

As a "foreign private issuer", the Corporation is not required to comply with all of the NYSE's corporate governance standards applicable to U.S. domestic issuers but must disclose any significant ways in which its practices differ. Other than one practice related to internal audit function, the Corporation's governance practices do not significantly differ from those required for U.S. domestic issuers. A full statement of these differences is available on the Corporation's website at https://orroyalties.com/governance/or-practices-and-nyse-rules/.

Independent Directors Meetings

The non-executive Directors meet without Management at regular and ad hoc Board and Committee meetings, providing a forum of open and candid discussions among the independent Directors.

Competencies of the Board of Directors

The Governance, Nomination and Sustainability Committee ("GNS Committee"), together with the Board Chair, is responsible for identifying the competencies needed on the Board in the long-term to support the Corporation's strategy and for selecting candidates with such competencies to stand as nominees for election or appointment as Directors.

The GNS Committee conducts an annual review of the Board members' credentials. In February 2026 it re-assessed the current skills matrix to ensure the Board maintains an appropriate mix of diversity, skills, experience and expertise, enabling it to fulfill its responsibilities effectively and support the Corporation in navigating opportunities and challenges associated with executing its corporate strategy.

The Board's skills matrix captures key competencies and other collective attributes it considers essential for the Corporation's continued growth, robust decision-making and effective governance. These competencies and attributes are also used to guide the identification of potential Board nominees as part of the succession planning. While individual Directors may vary in their levels of expertise, knowledge and experience and no single Director possesses every skill, the Board believes that, collectively, it has the requisite blend of competencies to discharge its duties effectively.

22	2026 Management Information Circular

The following table illustrates the skills of each nominee for which the level of expertise has been identified as proficient:

BOARD TOP COMPETENCIES
Directors	Financial(1)	Governance(2)	Corporate Affairs & Strategy(3)	Human Resources(4)	Information Security Risk Management(5)	International(6)	Legal and Regulatory(7)	Management(8)	M&A(9)	Political Risk(10)	Sustainability(11)	Technical/ Mining(12)
Jason Attew	✓	✓		✓			✓	✓	✓
Patrick Godin		✓	✓	✓		✓		✓	✓		✓	✓
Pierre Labbé	✓	✓	✓	✓				✓	✓
Wendy Louie	✓	✓		✓	✓			✓
Norman MacDonald	✓	✓						✓	✓	✓
Candace MacGibbon	✓	✓	✓	✓		✓		✓	✓		✓
Kevin Thomson	✓	✓	✓	✓		✓	✓	✓	✓	✓

NOTES:

(1) Financial: Understanding of: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; (iv) financing options; and (v) risk management.

(2) Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(3) Corporate Affairs & Strategy: Understanding of Canada / Québec / international mineral strategies at the government and regulatory level. Ability to interact with stakeholders that help form strategy and assesses mineral investment.

(4) Human Resources: Ability to: (i) review management structure; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(5) Information Security Risk Management: Ability to manage risks associated with the use of information technology, involving identifying, assessing, and treating risks to the confidentiality, integrity and availability of Corporation's assets.

(6) International: Consists of: (i) understanding opportunities and risk in non-Canadian jurisdictions; (ii) experience in dealing with different legislative and cultural environments; and (iii) understanding foreign legislative process.

(7) Legal and Regulatory: Ability to monitor legal and regulatory framework affecting the Corporation and its business and the risks related thereto.

(8) Management: Consists of experience in management oversight of business operations and company strategy.

(9) Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(10) Political Risk: Understanding of geo-political factors that drive stability.

(11) Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) community relations and stakeholder involvement.

(12) Technical/Mining: Understanding of: (i) exploration activities; (ii) project development (iii) mine operations and (iv) marketing of metals, including risks/challenges/opportunities involved with each of these disciplines.

2026 Management Information Circular	23

Other Directorships

The Corporation recognizes that serving on too many public boards may result in a director or officer being "overboarded".  Accordingly, all Directors and officers must submit to the GNS Committee any offer to join an external board. This ensures that any additional directorship would not compromise their ability to fulfill the responsibilities to the Corporation.

The table below lists each nominee Director of the Corporation who is currently serving on the board of another reporting issuer, as also described under the section entitled "Election of Directors" section of this Circular:

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Jason Attew	Evolution Mining Limited	Mining Company	ASX – EVN	Audit Committee - Member Nomination and Remuneration Committee - Member
Patrick Godin	Coeur Mining, Inc.	Mining Company	NYSE – CDE TSX – CDE	None
Pierre Labbé	Devonian Health Group Inc.	Biopharmaceutical Company	TSXV – GSD OTCQB: DVHGF	Audit Committee - Chair
Wendy Louie	Liberty Gold Corp.	Mining Company	TSX – LGD	Audit Committee - Chair Governance and Nomination Committee - Member
Norman MacDonald	Advantage Energy Ltd.	Oil and Gas Company	TSX – AAV	Audit Committee - Member Independent Reserve Evaluation Committee - Member
	G Mining Ventures Corp.	Mining Company	TSX-V – GMIN	Audit & Risk Committee - Member Health, Safety and Technical Committee - Member Remuneration and Nomination Committee - Member
Candace MacGibbon	TransAlta Corporation	Energy Company	TSX/NYSE – TA	Audit, Finance and Risk Committee - Member Human Resources Committee - Member
	Kinross Gold Corporation	Mining Company	TSX – K NYSE – KGC	Audit and Risk Committee - Member
Kevin Thomson	None

24	2026 Management Information Circular

Interlocking Directorships

For the purposes of this Circular, an "interlock directorship" refers to a situation in which a director may face a potential or actual conflict of interest with an executive of another company, particularly if the director serves on a compensation committee, or if the executive holds a directorship in a company where the director is an executive. As of the date of this Circular, none of the independent director nominees serving on the Human Resources Committee (the "HR Committee") or Board of Directors are involved in any interlocks with the compensation or equivalent committee, or board of another reporting issuer, where an executive officer or director of that issuer serves on the Corporation's HR Committee or Board.

Tenure of the Board

The following table illustrates the age group, gender, applicable tenure and location of residence for each of the nominee non-executive Directors:

	AGE GROUP				DIVERSITY			APPLICABLE TENURE		REGION
NAME	50 - 54	55 - 59	60 - 64	65 - 69	FEMALE	MALE	ETHNIC/RACIAL DIVERSITY	12 YEARS (Last Election)	72 YEARS OF AGE (Last Election)	BRITISH COLUMBIA, CANADA	ONTARIO, CANADA	QUÉBEC, CANADA
Patrick Godin		✓				✓		2038			✓
Pierre Labbé			✓			✓		2027				✓
Wendy Louie		✓			✓		✓	2036		✓
Norman MacDonald	✓					✓		2035			✓
Candace MacGibbon	✓				✓			2033			✓
Kevin Thomson(1)				✓		✓			2031		✓

NOTE:

(1) Although Mr. Thomson has recently been appointed to the Board of Directors and will reach the mandatory retirement age of 72 in three years, the Corporation's Policy regarding Tenure on the Board of Directors provides that, notwithstanding the guidelines set out therein, a director's term may continue until the fifth consecutive election.

Chair of the Board

The Chair of the Board takes all reasonable steps to ensure the Board effectively fulfills its oversight responsibilities. The Chair is responsible for the management, the development and performance of the Board, providing leadership across all aspects of its work.  The Chair's position description is available on the Corporation's website at https://orroyalties.com/en/governance-2/positions-descriptions/.

Orientation and Continuing Education

As part of its director orientation and continuing education program, the Corporation has prepared a comprehensive Directors' Onboarding Book to assist new Directors in their duties and to provide current Directors with access to relevant corporate information. The Onboarding Book includes, among other things:

i. The Corporation and its activities;

ii. Structure of assets (royalties, streams and offtakes);

iii. Strategic plan;

iv. Corporate policies;

v. Information on the mining industry and royalty business;

vi. Board and Committees' Charters; and

vii. Information on Directors and officers of the Corporation.

2026 Management Information Circular	25

Throughout the year, the Board and its Committees receive formal presentations from Management and external advisors, and are provided with documentation from various advisors and consultants on various topics, including:

  Mineral royalty and streaming sector;
  Commodity prices;
  Capital markets;
  Mining industry opportunities and risks;
  Current governance trends;
  Talent management;
  Economic forecasts;
  Mining company performance;
  Reports on the Corporation by investment dealer analysts;
  Feedback from institutional and retail Shareholders;
  New developments in financial accounting and reporting controls; and
  Financial reporting and risks.

In 2025, the following training sessions were provided to all Directors by outside experts in the applicable fields at the following Board meetings:

Date	Topic
August 5, 2025	- Corporate Trends in metals and mining sector
November 5, 2025	- Legal Developments in Canada

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors ("ICD") and each member of the Board of Directors receives educational material from the ICD and may attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

Listed below are education events attended or presented by Directors of the Corporation during the year:

Director	Month	Topic
Jason Attew:
Attendee/Host	01/2025	CIBC Western Conference
Attendee	02/2025	BMO Global Metals, Mining and Critical Minerals Conference
Attendee	03/2025	PDAC Conference
Attendee	05/2025	Bank of America - Mining Conference
Attendee	06/2025	Jefferies Global Mining & Materials Conference
Attendee Attendee	09/2025 09/2025	Precious Metals Summit Beaver Creek Mining Forum Americas
Attendee	11/2025	National Bank Financial - CEO Mining Conference
Pierre Labbé:
Attendee	05/2025	Accounting and Financial Information Update - PwC Canada
Attendee	05/2025 to 07/2025	Regulatory and Financial Information Update
Attendee	07/2025	ASPE and ASNPO Accounting Standards Update - Learn Formula
Attendee	07/2025	ChatGPT for Accountants - Learn Formula
Attendee	07/2025	Ethics Stories from the Trenches - Learn Formula
Attendee	07/2025	Effective Growth, Leadership and Communication Strategies - Learn Formula
Attendee	07/2025	Strategic Project Leadership - Learn Formula
Attendee	08/2025	How to Deal with Difficult People in Life & at Work - Learn Formula
Attendee	08/2025	Information Technologies - Security Awareness Training
Wendy Louie:
Attendee	2025	IFS Cloud - ERP training various dates throughout 2025 for multiple modules within the ERP system, presented by Baker, Tilley
Attendee	10/2025	Behavioural Finance presented by the Corporate Finance Institute

26	2026 Management Information Circular

Director	Month	Topic
Norman MacDonald:
Attendee	02/2025	BMO Global Metals, Mining and Critical Minerals Conference
Attendee	02/2025	Scotia Global Energy Conference
Attendee	09/2025	Peters Energy Conference
Attendee	2025	Tocantinzinho Mine - Site visit

2025 Board and Standing Committee Attendance Record

The table below reflects the record of attendance by Directors at meetings of the Board of Directors and its standing committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

	Attendance - 2025 Meetings(*)														TOTAL
	Board of Directors		Audit and Risk Committee		Human Resources Committee		Governance and Nomination Committee(1)		Environmental and Sustainability Committee(1)		Governance, Nomination and Sustainability Committee(1)		Independent Investment Review Committee		Committees	Overall
	#	%	#	%	#	%	#	%	#	%	#	%	#	%	# / %	# / (%)
ATTEW, Jason	11	100	-	-	-	-	-	-	-	-	-	-	-	-	-	11 / (100)
LABBÉ, Pierre	10	91	4	100	4	100	-	-	-	-	-	-	-	-	8 / (100)	18 / (95)
LOUIE, Wendy(2)(3)	11	100	2	100	1	100	-	-	1	100	-	-	-	-	4 / (100)	15 / (100)
MACDONALD, Norman	11	100	4	100	-	-	-	-	-	-	-	-	6	100	10 / (100)	21 /(100)
MACGIBBON, Candace	10	91	4	100	4	100	-	-	-	-	-	-	-	-	8 / (100)	18 / (95)
HOFMEISTER, Edie(4)(5)	10	91	-	-	4	100	3	100	1	100	2	100	-	-	10 / (100)	20 / (95)
SMITH, David(6)(7)	10	91	-	-	3	100	3	100	-	-	2	100	-	-	10 / (100)	12 / (95)
JOHN, W. Murray(8)	10	91	-	-	-	-	3	100	1	100	1	50	6	100	11 / (92)	21 / (91)
FERSTMAN, Joanne(9)	3	75	3	100	-	-	-	-	-	-	-	-	4	100	7 / (100)	10 / (91)
TOTAL (%):	92%		100%		100%		100%		100%		83%		100%		99%	97%

NOTES:

(*) As part of its internal governance practice, non-Committee members may attend all Committee meetings.

(1) In connection with the election of Directors at the Corporation's annual and special meeting of shareholders held on May 8, 2025, the Board approved the consolidation of the Governance and Nomination Committee and the Environmental and Sustainability Committee into a single Governance, Nomination and Sustainability Committee.

(2) Ms. Wendy Louie was appointed Chair of the Audit and Risk Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(3) Ms. Louie was appointed to the Human Resources Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(4) Ms. Edie Hofmeister has chosen not to seek re-election at this meeting.

(5) Ms. Hofmeister was appointed Chair of the GNS Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(6) Mr. David Smith has chosen not to seek re-election at this meeting.

(7) Mr. Smith was appointed to the Independent Investment Review Committee and ceased to serve on the Human Resources Committee, effective upon his election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(8) Mr. Murray John resigned from the Board on January 29, 2026, to pursue other opportunities.

(9) Ms. Joanne Ferstman  chose not to seek re-election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

2026 Management Information Circular	27

DIRECTOR COMPENSATION

Retainer, Attendance fees and Share-based Compensation

The Human Resources Committee ("HR Committee") oversees non-executive Directors' compensation and determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive Directors and makes its recommendation to the Board of Directors.

An annual retainer for Board and Committee members is paid on a quarterly basis to non-executive Directors only.

The Board of Directors grants fixed-value DSU grants to non-executive Directors. The Board adopted the DSU plan (the "DSU Plan"), further described below under the heading "Deferred Share Unit Plan". The annual DSU grant has been set at C$135,000 for the non-executive Board members and C$150,000 for the Chair of the Board.

Components	Directors' Compensation (C$)
Annual Retainer for Non-Executive Directors
Non-executive director of the Board - Retainer	80,000
Chair of the Board of Directors - Retainer	200,000
Retainer for the Committees and Respective Chair
Audit and Risk Committee - Chair	30,000
Audit and Risk Committee - Member	10,000
Human Resources Committee - Chair	25,000
Human Resources Committee - Member	10,000
All other Committees - Chair	20,000
All other Committees - Member	10,000
Value of Annual Equity Grant
Annual DSU Grant Value - Chair of the Board	150,000
Annual DSU Grant Value - Other Non-Executive Directors	135,000

Director Compensation Table

The total value of retainers, attendance fees, share-based awards and other compensation paid by the Corporation to non-executive Directors in respect of meetings of the Board and its standing committees during the most recently completed financial year was C$1,877,527 as summarized in the following table:

Name	Fees Earned (C$)(1)	Share-Based Awards (C$)	Option-Based Awards (C$)	Non-Equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)	Total (C$)
Pierre Labbé	115,000	135,000	-	-	-	-	250,000
Wendy Louie(2)(3)	109,368	135,000	-	-	-	-	244,368
Norman MacDonald	230,000	150,000	-	-	-	-	380,000
Candace MacGibbon	100,000	135,000	-	-	-	-	235,000
Edie Hofmeister(4)(5)	113,544	135,000	-	-	-	-	248,544
David Smith(6)(7)	103,544	135,000	-	-	-	-	238,544
W. Murray John(8)	103,544	135,000(9)	-	-	-	-	238,544
Joanne Ferstman(10)	42,527	-	-	-	-	-	42,527

28	2026 Management Information Circular

NOTES:

(1) In connection with the election of Directors at the Corporation's annual and special meeting of shareholders held on May 8, 2025, the Board approved the consolidation of the Governance and Nomination Committee and the Environmental and Sustainability Committee into a single Governance, Nomination and Sustainability Committee.

(2) Ms. Wendy Louie was appointed Chair of the Audit and Risk Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(3) Ms. Louie was appointed to the Human Resources Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(4) Ms. Edie Hofmeister has chosen not to seek re-election at this meeting.

(5) Ms. Hofmeister was appointed Chair of the GNS Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(6) Mr. David Smith has chosen not to seek re-election at this meeting.

(7) Mr. Smith was appointed to the Independent Investment Review Committee and ceased to serve on the Human Resources Committee, effective upon his election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(8) Mr. Murray John resigned from the Board on January 29, 2026, to pursue other opportunities.

(9) Following the departure of Mr. Murray John on January 29, 2026, the Board of Directors, upon the recommendation of the Human Resources Committee, approved the pro rata vesting of the DSUs granted on May 12, 2025.  Accordingly, 2,666 DSUs (including dividends accrued up to the date of termination) out of the original grant of 3,985 DSUs were vested in recognition of his investment in, and guidance to, the Corporation over the years.

(10) Ms. Joanne Ferstman chose not to seek re-election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

The following table sets forth in detail each component of the total retainer paid to each non-executive Directors during the financial year ended December 31, 2025:

Annual Retainer(1)				Total Fees
Name	Board Member (C$)	Committee Member (C$)	Committee Chair (C$)	Total Fees (C$)
Pierre Labbé	80,000	10,000	25,000	115,000
Wendy Louie(2)(3)	80,000	10,000	19,368	109,368
Norman MacDonald	200,000	10,000	20,000	230,000
Candace MacGibbon	80,000	20,000	-	100,000
Edie Hofmeister(4)(5)	80,000	13,544	20,000	113,544
David Smith(6)(7)	80,000	16,456	7,088	103,544
W. Murray John(8)	80,000	23,544	-	103,544
Joanne Ferstman(9)	28,352	3,544	10,632	42,527
TOTAL:	708,352	107,088	102,088	917,527

NOTES:

(1) In connection with the election of Directors at the Corporation's annual and special meeting of shareholders held on May 8, 2025, the Board approved the consolidation of the Governance and Nomination Committee and the Environmental and Sustainability Committee into a single GNS Committee.

(2) Ms. Wendy Louie was appointed Chair of the Audit and Risk Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(3) Ms. Louie was appointed to the Human Resources Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(4) Ms. Edie Hofmeister has chosen not to seek re-election at this meeting.

(5) Ms. Hofmeister was appointed Chair of the GNS Committee, effective upon her election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(6) Mr. David Smith has chosen not to seek re-election at this meeting.

(7) Mr. Smith was appointed to the Independent Investment Review Committee and ceased to serve on the Human Resources Committee, effective upon his election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

(8) Mr. Murray John resigned from the Board on January 29, 2026, to pursue other opportunities.

(9) Ms. Joanne Ferstman chose not to seek re-election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

Deferred Share Unit Plan

The Corporation's DSU Plan, in effect since its approval on April 30, 2014, was adopted to enhance the Corporation's ability to attract and retain talented individuals to serve on the Board of Directors of the Corporation and its subsidiaries, and to align the interests of such individuals with those of the Corporation's Shareholders.

DSUs credited to a Director's account are calculated based on the closing price of the Common Shares on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to participants whenever dividends are paid on the Corporation's Common Shares.

As at December 31, 2025, the aggregate value of DSUs held by the Corporation's non-executive Directors was C$12,782,684.

2026 Management Information Circular	29

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding share-based awards outstanding as at December 31, 2025. Non-Executive Directors are not entitled to option-based awards.

Name	Share-based awards			Option-based awards
	Number of shares or units of shares that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(1) (C$)	Market or payout value of vested share- based awards not paid out or distributed(1) (C$)	Number of securities underlying unexercised Options (#)	Option exercise price (C$)	Option expiration date (yyyy-mm-dd)	Value of unexercised in- the-money Options (C$)
Pierre Labbé	3,985	193,751	3,927,913	-	-	-	-
Wendy Louie	3,985	193,751	223,166	-	-	-	-
Norman MacDonald	4,420	214,900	851,579	-	-	-	-
Candace MacGibbon	3,985	193,751	1,810,609	-	-	-	-
Edie Hofmeister	3,985	193,751	1,246,131	-	-	-	-
David Smith	3,985	193,751	600,457	-	-	-	-
W. Murray John(2)	3,985(3)	-	2,215,127	-	-	-	-
Joanne Ferstman(4)	-	-	2,358,070	-	-	-	-

NOTES:

(1) All DSUs granted by the Corporation in 2025 vest on the day prior to the next annual meeting of Shareholders. The value of each DSU is based on C$48.62, the closing price of the Corporation's Common Shares on the TSX on December 31, 2025.

(2) Mr. Murray John resigned from the Board on January 29, 2026, to pursue other opportunities.

(3) Following the departure of Mr. Murray John on January 29, 2026, the Board of Directors, upon the recommendation of the Human Resources Committee, approved the pro rata vesting of the DSUs granted on May 12, 2025.  Accordingly, 2,666 DSUs (including dividends accrued up to the date of termination) out of the original grant of 3,985 DSUs were vested in recognition of his investment in, and guidance to, the Corporation over the years.

(4) Ms. Joanne Ferstman chose not to seek re-election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table shows the aggregate dollar value that would have been realized during the year ended December 31, 2025 by each Non-Executive Directors if the DSU awards had been settled on their respective vesting dates, as well as the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards Value Vested during the Year (C$)	Share-Based Awards (DSUs/RSUs, as applicable) Value Vested during the year(1)(2) (C$)	Non-Equity Incentive Plan Compensation Value earned during the Year (C$)
Pierre Labbé	n/a	201,071	n/a
Wendy Louie(3)	n/a	152,296	n/a
Norman MacDonald	n/a	222,970	n/a
Candace MacGibbon	n/a	201,071	n/a
Edie Hofmeister	n/a	201,071	n/a
David Smith(4)	n/a	409,773	n/a
W. Murray John(5)	n/a	201,071	n/a
Joanne Ferstman(6)	n/a	n/a	n/a

NOTES:

(1) Unless otherwise decided by the Board of Directors, all DSUs awarded by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.

(2) The value of vested DSUs is calculated based on the closing price of the Common Shares on the TSX on the trading day immediately preceding the annual and special meeting of Shareholders held on May 8, 2025 (C$33.18), multiplied by the number of DSUs that vested in 2025.

(3) Ms. Wendy Louie's annual grant was calculated on a pro-rata basis, as her initial grant was made less than six months prior to the annual grant date.

(4) The Corporation discontinued the practice of granting one-time initial DSU awards in February 2024; Mr. David Smith is the last director who received such award upon his appointment on January 23, 2024.

(5) Mr. Murray John resigned from the Board on January 29, 2026, to pursue other opportunities.

(6) Ms. Joanne Ferstman chose not to seek re-election at the Corporation's annual and special meeting of shareholders held on May 8, 2025.

Settlement of DSUs

In 2025, the Corporation settled DSUs held by former Directors through the total issuance of 65,400 Common Shares of the Corporation, net of applicable withholding taxes. In February 2026, DSUs held by a former Director were also settled, net of applicable withholding taxes, through the issuance of 23,438 Common Shares of the Corporation.

30	2026 Management Information Circular

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation's knowledge, no proposed director is, at the date of this Circular, or has been, within 10 years of the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years of the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Mr. Patrick Godin who was a director and the President and Chief Executive Officer of Stornoway Diamond Corporation ("Stornoway"), a Canadian diamond exploration and production company based in Longueuil, Québec, until November 1, 2020. On September 9, 2019, Stornoway and its subsidiaries filed and obtained an initial order from the Superior Court of Québec (Commercial Division) ("Québec Superior Court") for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") to restructure its business and financial affairs. Under the terms of the initial order, Deloitte Restructuring Inc. was appointed as monitor to oversee the CCAA proceedings and report to the Québec Superior Court.

Stornoway received notice of delisting review by the TSX on August 22, 2019, and Stornoway's securities were delisted from the TSX effective at the close of market on October 18, 2019. The CCAA process was concluded by order of the Superior Court of Québec in November 2019 and Stornoway's operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway's restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada).

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years of the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

2026 Management Information Circular	31

QUICK FACTS - EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION - GOVERNANCE	SAY ON PAY VOTE	Yes
	DOUBLE TRIGGER CHANGE OF CONTROL	Yes
	CLAWBACK PROVISION	Yes
	BURN RATES	DSUs: 0.02% RSUs: 0.18% Options: 0%
	OVERHANG	Options: 0.70%
	DILUTION RATIO	Options: 0.70%
	CAPS ON COMPENSATION	Non-equity annual incentive compensation and performance RSUs vesting are capped at 200% of target
	INDEPENDENT COMPENSATION ADVISORS	Yes
COMPENSATION COMPONENTS	CASH COMPONENTS	Base Salary Short-Term Incentive - CEO 80% Team Approach 20% Individual Performance Short-Term Incentive - Other Named Executives 75% Team Approach 25% Individual Performance
EQUITY COMPONENTS:
  RSUs: Annual Grants 100% in RSUs
  50% Time-based (1/3 vesting at each anniversary of the grant date)
  50% Performance-based (3-year vesting)
Prior to 2025, the Corporation granted Options as part of the annual compensation program but discontinued the practice effective in 2025 and replaced the Option grant with additional RSUs to increase the proportion of overall compensation that would be tied to performance-vesting criteria and the long-term performance of the Corporation.
SECURITIES OWNERSHIP GUIDELINES	BOARD	3 Times the Annual Basic retainer and DSUs
	HOLDING REQUIREMENT FOR EXECUTIVES	Mandatory holding: 30% of Annual Base Salary must be held in Common Shares
EXECUTIVES:
	President and Chief Executive Officer:	5 Times Annual Base Salary (currently over 9 times the annual base salary)
	Vice President, Finance and Chief Financial Officer:	3 Times Annual Base Salary (currently over 16 times the annual base salary)
	Vice-President, Legal Affairs and Corporate Secretary	3 Times Annual Base Salary (currently over 21 times the annual base salary)

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

The Board of Directors of OR is responsible for establishing and administrating a compensation program for the executive team of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the HR Committee, which is composed entirely of independent Directors. The HR Committee has the responsibility to ensure that the Corporation attracts and retains a senior leadership team that will develop and execute a strategic plan, with a view to deliver superior value over the long-term to the Corporation's Shareholders and other stakeholders. In carrying out its duties, the HR Committee consults the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary.  The HR Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The HR Committee also reviews various senior management development programs, as well as a succession plan for key positions.

32	2026 Management Information Circular

The Corporation also engages with Shareholders with respect to compensation matters in addition to submitting to its Shareholders annually an advisory, non-binding resolution on OR's approach to executive compensation.  The HR Committee assesses the compensation structure on an annual basis to ensure that it is aligned with corporate performance and Shareholders' interests.

Composition of the Human Resources Committee

The HR Committee is currently comprised of the following four Directors: Mr. Pierre Labbé (Chair), Ms. Edie Hofmeister, Ms. Candace MacGibbon and Ms. Wendy Louie, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the HR Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the HR Committee, who have the necessary background in executive compensation and risk management to fulfill the HR Committee's duties and responsibilities. All members of the HR Committee have extensive experience as described in the Directors' biographies outlined previously. Specifically, they bring the following experience and skills set to the HR Committee:

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Over the years, Mr. Labbé has held senior positions in a number of industries that allowed him to acquire knowledge and experience in relation to human resource matters, including on compensation matters. In addition, Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Labbé joined the board of directors of the Corporation in 2015 and became member of the HR Committee in June 2020 and was appointed Chair of the HR Committee on May 12, 2021.
Pierre Labbé

Ms. Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability, Human Resources and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer.  Since 2006, she has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Ms. Hofmeister was appointed to the HR Committee in June 2023 and her management experience as well as her governance expertise is a valuable addition to the HR Committee.
Edie Hofmeister

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets.  Through her senior positions in the mining industry and more recently as Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador, she managed and motivated her executive team in a complex, foreign and challenging environment.

Ms. MacGibbon holds a Bachelor of Arts (BA) in Economics from Western University, a Diploma in Accounting from Wilfrid Laurier University, a Master of Arts (MA) in Counselling Psychology from Yorkville University and is a Chartered Professional Accountant, Chartered Accountant. She also holds an ICD.D designation from the Institute of Corporate Directors, and a Cybersecurity Certificate from Cornell University.

Ms. MacGibbon was appointed to the HR Committee in May 2021.

Candace MacGibbon

2026 Management Information Circular	33

Wendy Louie	Ms. Wendy Louie has over 25 years of diverse finance and leadership experience with a focus on the mining industry. Ms. Louie was the Vice President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023. Prior to that, through her private consulting practice, she provided financial management services including mergers and acquisitions, risk management and advisory expertise in the mining, shipping, energy and technology sectors. She also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice-President Finance, Vice-President Reporting and Assistant Controller. Her background included roles in strategic business planning, project controls and reporting where she led the implementation of financial reporting and planning systems utilized in the management of several large-scale capital projects. Ms. Louie began her career articling with Ernst & Young and from 1995 to 2004 held the position of Senior Tax Manager from 1995 to 2004. She also held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an Independent Director for Liberty Gold Corp.

Ms. Louie holds a Bachelor of Commerce from the University of British Columbia and is a Canadian Chartered Professional Accountant (CPA, CA).

Ms. Louie was appointed to the HR Committee in May 2025.

Over the years, the Corporation has implemented various features within its compensation program designed to mitigate risk-taking, promote pay-for-performance, ensure effective oversight by the HR Committee, align the interests of the Board and management with those of Shareholders, and attract and retain key talent.  The table below provides a summary of these features.

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
Maintain a pay-for-performance philosophy in which meaningful executive compensation is at risk and is based on performance against pre-defined objectives that reflect our strategy		✓	✓	✓
Incorporate a long term view in all investment decision-making processes and ensure our compensation plan does not encourage inappropriate risk-taking	✓		✓
  Policy on recovery covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure" as described in the Policy on recovery
	✓		✓
Maintain an HR Committee of independent Directors who have the competencies, knowledge and experience to carry out their responsibilities; the HR Committee may retain an independent advisor	✓
50% of the RSUs are performance-based and settled in Common Shares of the Corporation on the third anniversary of the grant	✓	✓	✓	✓
50% of the RSUs are time-based and 1/3 are settled in Common Shares at each anniversary of the grant date	✓		✓	✓
All Named-Executives participate in the Employee Share Purchase Plan (the Corporation credits an amount equal to 60% of their contribution, up to a maximum of $9,000 per year)			✓	✓
Corporate objectives are determined for the short-term incentive and long-term awards; short-term incentive also includes personal objectives	✓	✓	✓
Benchmarking executive cash compensation and share-based compensation against the Corporation's peers				✓

34	2026 Management Information Circular

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
  Maintain Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, Code of Ethics, Whistleblowing Policy, Human Rights Policy, Conflict of Interest and Related Party Transaction Policy to protect the Corporation's assets and conforming to the Corporation's principles and act in the utmost respect in all business affairs
✓
Hedging is prohibited for all Directors and Officers of the Corporation	✓		✓
  Restrict insiders and others who have access to material undisclosed information from trading in the Corporation's securities during blackout periods as provided under our Securities Trading Policy.  Directors, officers and employees are required to pre-clear transactions before carrying out a trade in the securities of the Corporation
✓
  Directors and officers are subject to the Corporation's Securities Ownership Guidelines (ranging from 2.0 to 5.0 times the level of relevant compensation). Mandatory holding of 30% of the value of the required ownership level in Common Shares for Executive Officers
	✓		✓
No payout of short-term incentive award when performance is below minimum threshold (payout ranges 0% to 200% of target)		✓	✓
No payout of long-term incentive award when performance is below minimum threshold (payout ranges 0% to 200% of target)		✓	✓
No guaranteed increases in compensation in employment agreements		✓

Work Performed by the Human Resources Committee

Compensation, Governance and Administrative Matters

The Corporation's HR Committee oversaw key governance and talent management functions, including the organizational structure, executive hiring, and compensation philosophy, while monitoring talent development. It reviewed and recommended the 2025 annual incentive objectives, 2025-2027 long-term goals, and concurrent RSU grants to the Board, as well as policies on human resources, health and safety, and incentive recovery. The Committee evaluated four equity plans, approved 2025 DSU grants for Non-Executive Directors, set their compensation structure, and oversaw executive officer compensation. Additionally, it maintained the HR Committee Charter, approved its Annual Work Program, reviewed and recommended compensation disclosures and Say-on-Pay results, and approved 2025 incentive payouts while setting objectives for 2026 short-term and 2026-2028 long-term incentives.

Succession Planning

The HR Committee regularly meets with Management of the Corporation. During these meetings, the members of the HR Committee have the opportunity to evaluate potential successors to senior Management. In addition, the HR Committee monitors training and development programs of Management.  The Corporation has a succession planning program to ensure the development of talent for future roles and to be ready for unplanned departures and position vacancies. The Board of Directors is supported in this function by the HR Committee, which makes recommendations on the appointment, assessment, compensation and termination (as applicable) of the President and Chief Executive Officer and other senior executives.  The HR Committee, with the assistance of Management, advises the Board on the Corporation's succession planning program, including the appointment, development and monitoring of senior executives. Each year, the Management team reviews the succession planning program and prepares a succession plan report covering a number of critical positions, including the President and Chief Executive Officer and other senior executives. For each critical position, candidates are identified and assessed as to their ability to fill such position in the short- to long-term. Individualized development plans to prepare such candidates may include leadership training, mentoring and other special programs. The annual succession plan report is presented to the HR Committee for review, analysis, discussion and reporting to the Board of Directors.

2026 Management Information Circular	35

COMPENSATION DISCUSSION AND ANALYSIS

The compensation philosophy of the Corporation is based on providing a competitive base salary, along with short and long-term incentives that payout on the achievements of key performance and strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

Named Executives

During the Corporation's fiscal year ended December 31, 2025, the following individuals were named executives ("Named Executives") of the Corporation and its wholly-owned subsidiary OR Royalties International Ltd. ("OR International"):

Name	Age	Position(s) held
Jason Attew	56	President and Chief Executive Officer ("CEO")
Frédéric Ruel	49	Chief Financial Officer and Vice President, Finance ("CFO")
André Le Bel	58	Vice President, Legal Affairs and Corporate Secretary ("VP Legal")
OR International
Brendan Pidcock	54	Vice President, Technical Services of OR International ("VP Technical Services")
Michael Spencer	39	President of OR International ("President")
		(the "OR International Named Executives")

In establishing the compensation programs for Messrs. Attew, Ruel and Le Bel (the "OR Named Executives"), the HR Committee monitors compensation trends within the mining industry and seeks input from external advisors as required and may also conduct comparative studies. The HR Committee also monitors Shareholders' feedback on compensation, including the results of the annual advisory vote on compensation. One of the key responsibilities of the HR Committee is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

The HR Committee monitors and reviews the inherent risks related to the compensation program.  To date, the Corporation has generally been able to attract and retain Management talent to develop and execute its value creation plan.

In 2025, based on the recommendation of the HR Committee, the Board of Directors approved the corporate objectives for OR Named Executives of the Corporation and mandated the CEO to establish individual objectives for the OR Named Executives.

OR International

Due to the size of OR International, the company does not have a separate human resource committee. All matters related to the hiring, compensation, and other personnel decisions are handled and approved directly by the OR International board of directors.

Independent Compensation Consultants

In 2025, the HR Committee mandated Hugessen to conduct a review and analysis of the executive compensation.  Hugessen also assisted the HR Committee in determining the Corporate Objectives under the incentive programs, as well as in the selection of the Corporation's peer companies.

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2025 Compensation Advisory Fees

The following table summarizes compensation consultant advisory fees related to OR Named Executives incurred by the Corporation in 2025 and in 2024:

	Fees incurred in 2025	Fees incurred in 2024
Hugessen Consulting Inc. Compensation consulting services	C$56,206	C$60,164

Compensation Comparator Group

To support the members of the HR Committee in conducting a review of executive compensation, Hugessen reviewed the Corporation's compensation peer group.

Outlined below are the eight (8) publicly-traded companies that comprise the 2025 peer group ("2025 Peer Group"). These peers were selected based on criteria including company size (market capitalization, total enterprise value, total assets, and total revenues), and business profile (geographic and industry/operations, specifically mining operators or oil and gas royalty business).

2025 Peer Group
Name	Head Office	Total enterprise Value (C$M)	Market Cap (C$M)	Total Assets (C$M)	Revenue (C$M)	EBITDA (C$M)
Royalty Peers
OR Royalties	Canada	4,952	4,938	1,966	248	211
Franco-Nevada Corporation	Canada	33,976	35,756	7,916	1,468	1,246
Royal Gold, Inc.	U.S.A.	12,924	13,091	4,439	895	712
PrairieSky Royalty Ltd.	Canada	6,637	6,533	3,308	476	464
Triple Flag Precious Metals Corp.	Canada	4,544	4,530	2,502	333	109
Sandstorm Gold Ltd.	Canada	2,939	2,416	2,551	234	178
Mining Operator Peers
IAMGOLD Corporation	Canada	5,267	4,695	5,993	1,973	618
B2Gold Corp.	Canada	4,335	4,389	6,438	2,586	254
Eldorado Gold Corporation	Canada	4,453	4,446	6,587	1,613	776
Peer Percentile
P75		8,208	8,172	6,475	1,703	728
P50		4,905	4,613	5,216	1,182	541
P25		4,423	4,432	3,118	440	235
Average		4,905	9,482	4,496	1,197	545
OR Royalties (Percentile Rank)		4,952 P51	4,938 P59	1,966 MIN	248 P2	211 P20

 NOTE: As at January 16, 2025 (in $CAD).

As illustrated in the table above, the Corporation is classified within the P50 percentile of its 2025 Peer Group. With an enterprise value of C$4,952 million and a market capitalization of C$4,938 million. The Corporation's valuation closely aligns with the median of its peers. While its revenue and EBITDA are below the P50 benchmarks, OR Royalties' overall market position reflects a mid-market scale, providing stable cash flow and a competitive standing between smaller, lower-quartile companies and the larger, top-tier royalty firms.

Compensation Policy

OR Royalties and OR International:

As is typical in the royalty industry, the Corporation's executive compensation policy is comprised of a combination of cash and RSU grants to OR Named Executives and OR International Named Executives.

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Direct Payout for Execution of Strategic Plan

Components of the Compensation Program

The combination of base salaries, annual incentive, RSU grants (which are full value shares, payable in cash or in Common Shares, at the Corporation's discretion, as at the end of the three-year vesting period), is intended to ensure alignment of the interest of the executive team with that of Shareholders by focusing on long-term growth and to attract and retain talent in a competitive employment market. Grants of RSUs to OR Named Executives and OR International Named Executives are made on an annual basis, at a moment deemed appropriate by the HR Committee (or, in case of the OR International Named Executives, by the OR International board of directors). Annual incentive and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each OR Named Executive and OR International Named Executives.

Executive compensation is composed of three components: base salary, short-term incentive and long-term incentive.  With respect to the short-term and long-term incentives, none of the qualitative and quantitative operational indicators supporting such components require the use of financial measures adjusted in accordance with IFRS or GAAP standards to determine the compensation deriving from such metrics.

Prior to 2025, the Corporation granted Options as part of the annual compensation program but discontinued the practice effective in 2025 and replaced the grant with additional RSUs in order to increase the proportion of overall compensation that would be tied to performance-vesting criteria and the long-term performance of the Corporation.

RSU grants are generally subject to the following vesting terms: one half (1/2) is time-based with one-third (1/3) vesting on each anniversary of the grant. The remaining half (1/2) consisting of performance RSUs, vests only on the third anniversary of the grant and is contingent upon the achievement of approved long-term objectives over a three-year period (as described in greater detail below under the heading "Long-Term Incentive Compensation"). The HR Committee believes that performance criteria enhance the alignment between grant recipients and the Corporation's Shareholders and further promote long-term value creation.

RSUs also allow the Corporation to balance the long-term and short-term compensation in line with mining industry peers and to strengthen the alignment of OR Named Executives and OR International Named Executives with value creation for Shareholders. The RSU Plan and the DSU Plan are further described under the heading "Long-Term Incentive Compensation" below.

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Compensation Structure

OR Royalties and OR International:

Following are the targets for each of the three components of the compensation of the OR Named Executives and OR International Named Executives in comparison to the actual compensation they received for 2025:

Management of Compensation Risks

The HR Committee structures the components of the compensation program to generate adequate incentives to increase Shareholder value in the long-term while maintaining a balance to limit excessive risk taking.

To mitigate risks associated with the compensation structure, the HR Committee determines the total compensation of the OR Named Executives using a balanced mix of fixed and variable components. Incorporating multiple components limits the risks on any single element and provides flexibility to reward both short- to medium-term performance and long-term objectives, thereby enhancing Shareholder value.

The fixed component of each OR Named Executive's compensation consists of base salary, which represented between 19% and 23% of the total compensation in 2025. The remaining 77% to 81% represents "variable compensation" and "value at risk compensation" and is tied to the achievement of both the short- and long-term objectives. These "variable compensation" and "value at risk compensation" components include an annual incentive that is 100% performance-based on a yearly basis, as well as annual RSU grants, half of which are subject to performance conditions measured over a three-year period.

Since 2025, the long-term compensation has consisted solely of RSUs. The HR Committee believes that the Corporation's RSU granting and vesting practices offer strong incentives for OR Named Executives to drive long-term growth, thereby aligning their interests with those of the Shareholders.

Effective February 2025, the HR Committee and the Board of Directors of the Corporation discontinued granting Options as part of the long-term compensation program and replaced them with 100% RSUs. Half of the RSUs are time-based, vesting one-third on each anniversary of the grant, while the other half are performance-based, vesting on the third anniversary of the grant.

To promote best practices, the HR Committee adopted formal securities ownership guidelines in 2015, which were updated in November 2023 to further align the long-term interests of OR Named Executives with those of Shareholders. Ownership levels were increased for certain OR Named Executives and other officers, and in 2024, the Corporation implemented a mandatory holding requirement of 30% of the ownership target in Common Shares for Executive Officers.

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Additional information on the securities ownership guidelines is provided under the heading "Securities Ownership".

In its annual review of risks, the Corporation's Audit and Risk Committee did not identify any specific risks related to Executive compensation. As members of both the Audit and Risk Committee and the HR Committee, Ms. Candace MacGibbon and Mr. Pierre Labbé contributed their knowledge, experience and insight on risk matters to the HR Committee. Should any human resources or executive compensation-related risks be identified, they would be reported to the HR Committee, which is responsible for overseeing the implementation of the corresponding recommendations.  The HR Committee would then report the results back to the Board of Directors.

Based on the review performed in the last financial year, no risks arising from the Corporation's compensation policies and practices were identified that are likely to have a material adverse effect on the Corporation. The HR Committee considers that the compensation mix, procedures, policies and guidelines effectively mitigate key risks and do not encourage excessive risk-taking that could materially impact the Corporation. The HR Committee will continue to monitor and review the Corporation's compensation policies and practices annually to ensure that no component of the Named Executives' compensation promotes undue risk-taking.  Additionally, the Independent Investment Review Committee evaluates investment proposals submitted by Management, further mitigating compensation-related risks by ensuring that investment risks are adequately managed.

The compensation components are detailed below. The Corporation has not adopted any retirement benefits or pension plan for its Directors and officers.

OR International

As part of measures in place to mitigate risk related to compensation structure, the OR International board of directors establishes the total compensation of the OR International Named Executives based on a balanced approach between fixed and variable compensation components.  Because of the similarities between the compensation program of OR International and that of the Corporation, the Corporation considers that the OR International compensation program does not generate excessive risk taking.

Base Salary

Base salary is the sole fixed component of the compensation of the OR Named Executives. The Corporation's policy is to set base salaries at levels that are competitive with those paid to executive officers within a defined comparator group, while recognizing each executive officer's experience, competencies and track record of accomplishments and generally preserving a fair approach toward remuneration.  Accordingly, salary levels reflect the Corporation's overall performance, relative market data and individual performance. The HR Committee reviews the base salaries of the OR Named Executives annually and, where appropriate, makes adjustments based on individual and corporate performance, competitive market pay positioning, general market conditions, and other relevant factors.

In November 2024, the HR Committee retained the services of Hugessen to review the competitiveness of compensation level for the Executives of the Corporation. Based on the benchmarking analysis performed by Hugessen, it was found that across the CEO, CFO, and VP, Legal Affairs roles, base salaries are positioned below the 25th percentile of the 2025 Peer Group, ranging from 28% to 48% below median, and are generally below median relative to survey data.

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On a target Total Cash Compensation (TCC) basis, all three executives were below median levels, primarily due to lower base salaries. Similarly, target Total Direct Compensation (TDC) was below the 25th percentile relative to peers and slightly below median to between the 25th percentile and median versus survey data. Target incentive opportunities, expressed as a percentage of base salary, were at or above median levels, indicating that below-median total compensation was driven largely by base salary rather than pay mix or incentive design.

Based on the benchmarking analysis, the HR Committee and the Board approved salary adjustments for all OR Named Executives. The compensation of the OR International Named Executives was also adjusted by the OR International board of directors.  The adjustments moved the target total direct compensation positioning closer to the peer median but still below such median.

The HR Committee believes the current compensation structure balances performance alignment and cost discipline, while maintaining competitive incentive leverage, and will continue to monitor positioning relative to company performance, scale, and market conditions.

OR International:

The base salary on the OR International Named Executives is established and paid in US dollars. It is the only fixed component of the compensation of the OR International Named Executives and it is established by its board of directors with a view to be competitive, taking into consideration the executive officer's experience, competencies and track record of accomplishments. The salaries of the OR International Named Executives are reviewed and, as applicable, adjusted yearly by its board of directors, taking into account the overall corporate performance of OR International and a variety of other factors including benchmarking against other entities (including the Corporation), general market conditions and other relevant sources of information.

In addition to their base salaries, OR International Named Executives are entitled to the following:

- Michael Spencer

From the period beginning January 1, 2025 through August 31, 2025, he was entitled to receive a monthly cost-of-living subsidy ("COL Subsidy") equal to US$12,000 per month to assist with the high cost of living and rent in Bermuda.  Beginning September 1, 2025, through the end of the term, Mr. Spencer was entitled to receive a monthly COL Subsidy of US$15,000. Payment of the COL Subsidy was made in accordance with the terms of his employment agreement.  For greater certainty, all COL Subsidy amounts paid to the OR International Named Executive were subject to payroll and withholding deductions.

- Brendan Pidcock

Mr. Pidcock was entitled to receive a monthly COL Subsidy equal to US$20,000 per month to assist with the high cost of living and rent in Bermuda.  Payment of the COL Subsidy was made in accordance with the terms of his employment agreement. For greater certainty, all COL Subsidy amounts paid to the OR International Named Executive were subject to payroll and withholding deductions.

Annual Incentive Compensation

The HR Committee believes that long-term growth of value for Shareholders is derived from the execution of short- and long-term approved strategic initiatives.

The annual incentive program for the OR Named Executives is based on their collective performance (75%-80%) against corporate objectives approved by the Board of Directors and on individual performance (25%-20%). Bonuses are paid following awards approved by the Board of Directors, based on the recommendation of the HR Committee.

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The target annual incentive compensation for OR Named Executives is 100% of their respective base salaries, with a payout that could range from 0% to a maximum of 200% of the target, depending on the Board of Directors' final assessment of performance against the approved objectives.

For greater clarity, annual incentive compensation is not guaranteed. The determination of performance and any resulting payment remains at the sole prerogative of the Board of Directors, which may decide not to award any bonus to an OR Named Executive.

As part of its duties and responsibilities and in connection with year-end evaluation process, the HR Committee reviews the achievement of the Corporation's objectives and meets with Management to discuss and assess each component of the corporate objectives. The HR Committee also holds in camera to consider these matters independently.

The Corporation's 2025 short-term key objectives (the "2025 Key Objectives") are comprised of elements within five primary categories. Each category is evaluated by the HR Committee either on a quantitative or qualitative (or both) basis against, as applicable, established qualitative criteria.

The following is a summary of the group's achievements against the 2025 Key Objectives, representing 75%-80% of the short-term incentive.

1. Relative Performance

This criterion measures the performance of the Corporation's share price relative to an objective, in-house, weighted performance index ("Performance Index") comprising the following four components: (i) seven royalty companies (40%), (ii) the S&P Global Index (35%), (iii) the gold price (15%), and (iv) the silver price (10%). The result of the Performance Index reached 115.2% for 2025. While the Corporation's share price achieved a performance of 91.8%, its relative performance was 23.4% below that of the Performance Index and, therefore, the Corporation did not meet its target for this criterion and the payout level was 0%.

2. Growth

This criterion focused on near-term growth and quality of overall acquisitions. In assessing this metric, the HR Committee also considers the investment process and the rigor of the management team.  The Corporation maintained disciplined capital allocation while targeting high-producing assets in low-risk Tier-1 mining jurisdictions (defined as Canada, United States of America and Australia). During 2025, given the inflated price of available assets and the inherent risk profile associated with certain deal structures, the Corporation was very selective in its investment approach and deployed approximately US$25 million into smaller, low-risk precious metals opportunities-South Railroad silver stream, Sable Resources royalty acquisitions and Japan Gold royalty acquisition. During the year ended December 31, 2025, the Corporation deployed part of its capital to purchase for cancellation a total of 1.1 million common shares for $36.7 million (C$50.8 million; average acquisition price per share of C$47.86) under its Normal Course Issuer Bid program. The performance for this metric was assessed slightly above "target" (120%).

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3. GEOs Earned

For this criterion, actual GEOs earned were measured against the approved forecasted guidance.  In 2025, the Corporation earned 80,775 GEOs, falling within the guidance range of 80,000 - 88,000 GEOs. The Corporation's performance for this metric was considered at "target" (i.e. 100%).

4. Portfolio Management

The portfolio management objective was to monitor, manage and maximize the value of existing assets, including the equity portfolio and high-value restructuring assets.  In 2025, the Corporation continued to optimise certain assets through the successful completion of the long and complex restructuring of the Amulsar project, collecting residual GEOs from the care and maintenance activities carried out at the Renard diamond mine and achieving significant progress on other underperforming assets, including Falco Resources Ltd.'s Horne 5 projects, and monitoring and preserving its rights on the Eagle Project. In 2025, the Corporation continued to streamline its equity book: the equity position in Osisko Development Corp. ("Osisko Development") was further diluted during the year through successful financings by Osisko Development, reaching 13.2% by year-end.  The Corporation also realized proceeds of US$49 million from the sale of its equity position in MAC Copper Limited to Harmony Gold Mining Limited. Considering the progress and improvements made to the overall portfolio, the HR Committee assessed the performance for this metric at "maximum" payout level of 200%.

5. Environment, Sustainability and Governance

The Corporation published its Sustainability Report, demonstrating incremental improvements in disclosure coverage from the prior year, including the integration of TCFD-aligned scenario analysis and an expanded emissions data framework. During 2025, the Corporation maintained favourable ESG rankings with Sustainalytics ESG, MSCI ESG and ISS QualityScore, and continued to enhance ESG reporting through ongoing improvement initiatives.  All new investments undergo ESG due diligence with findings integrated into decision-making processes and periodic risk monitoring for existing asset portfolio.

The Corporation also continued to deploy donations, sponsorships and participate in initiatives in partnership with mining partners and local communities. The HR Committee assessed the performance for this metric at "target" (100%).

Assessment of 2025 Key Objectives by the HR Committee

The HR Committee reviewed Management's assessment of the Corporation's 2025 achievements against its objectives and discussed the results with Management.  Subsequently, the HR Committee met in camera to discuss and consider the collective and individual payout under the short-term incentive program.

The HR Committee provided its recommendation to the Board, which also deliberated with and without the presence of senior members of Management and approved the following assessment of the 2025 Key Objectives set forth below:

2025 Key Objectives	Target (%)	Achievement (%)
1. PERFORMANCE: Relative TSR versus Performance Index	25	0
2. GROWTH METRIC: Addition of steady state, near-term GEOs per annum as well as quality of overall growth acquisitions	25	30
3. GOLD EQUIVALENT OUNCES (GEOs Earned): Actual GEOs earned compared to the approved forecasted guidance	15	15
4. PORTFOLIO MANAGEMENT: Monitor, manage and maximize value of existing assets	20	40

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2025 Key Objectives	Target (%)	Achievement (%)
5. ESG: Maintaining high-level of ESG reporting and compliance improvement of ESG rankings, ESG due diligence in integration for new opportunities and ESG contributions/initiatives with mining partners and local communities	15	15
	100	100

The HR Committee also received Management's recommendation relating to the individual performance of the OR Named Executives.  Messrs. Attew, Ruel and Le Bel were assessed on their achievement of their respective individual objectives set at the beginning of 2025. Progress is reviewed mid-year by management and final assessment is done at year-end.  As part of the process, each executive submits its self-assessment to Management or, in the case of Mr. Attew, to the HR Committee, and Management presents such scorecard to the HR Committee for review. In assessing the performance of the OR Named Executives, the HR Committee considered not only the achievement of their specific objectives but also their ability to foster an environment of collaboration and teamwork, exhibiting leadership behaviors consistent with the organization's core vision and values. Further to the HR Committee's recommendation, the Board reviewed and discussed the recommendation of the HR Committee for the OR Named Executives and approved the assessment and payment of the annual incentive award to the OR Named Executives, for the financial year ended December 31, 2025.  The individual component for the following OR Named Executives accounts for 20% for the CEO and 25% for other OR Named Executives under the short-term incentive compensation.

OR Named Executives	Target (%)	Achievement (%)
Jason Attew, CEO	20.00	23.00
Frédéric Ruel, CFO	25.00	26.25
Andre Le Bel, VP Legal	25.00	21.25

OR Named Executives	Value of the 2025 Annual Incentiv Award (C$)	Value of the 2024 Annual Incentive Award (C$)
Jason Attew, CEO	865,200	813,800
Frédéric Ruel, CFO	470,800	385,500
Andre Le Bel, VP Legal	447,600	397,800

OR International:

Given the size of OR International, it does not have a human resource committee; all matters relating to the company are managed by the OR International board of directors.  The board of directors of OR International approves the corporate objectives and monitors and assesses the achievement thereof through the year and at year-end. Such objectives include the following metrics: growth, portfolio management, corporate and operational efficiency, corporate responsibility and return on equity.

The annual incentive program for the OR International Named Executives is based on a combination of collective and individual performance.  Specifically, 75% is linked to the achievement of corporate objectives approved by the OR International board of directors, while the remaining 25% is tied to each OR International Named Executive's performance against pre-established individual goals.

For 2025, the OR International board of directors concluded, after assessment of achievements made by the company, that such objective had been achieved at a rate of 100%.

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The individual component for the following OR International Named Executives accounts for 25% under the short-term incentive compensation:

OR International Named Executives	Target (%)	Achievement (%)
Michael Spencer, President	25.00	25.00
Brendan Pidcock, VP Technical Services	25.00	28.50

The OR International board of directors approved the following payment of the annual incentive award to the OR International Named Executives, for the financial year ended December 31, 2025:

Named Executives	Value of the 2025 Annual Incentive Award (C$)(1)	Value of the 2024 Annual Incentive Award (C$)(1)
Michael Spencer, President	419,340	351,011
Brendan Pidcock, VP, Technical Services(2)	292,962	255,750

NOTES:

(1) As Mr. Spencer's cash compensation is denominated in U.S. dollars, his annual incentive award was converted into Canadian dollars using the average foreign exchange rate for each applicable year (US$300,000 converted at 1.3978 in 2025, and US$256,250 converted at 1.3698 in 2024).

(2) Mr. Brendan Pidcock served as an executive officer of the Corporation in 2024 and was hired in 2025 by its wholly-owned subsidiary, OR International. Similarly to Mr. Spencer, Mr. Brendan Pidcock's 2025 cash compensation is denominated in U.S. dollars. Therefore, his annual incentive award was converted into Canadian dollars using the average foreign exchange rate for 2025 (US$209,588 converted at 1.3978).

Long-term Incentive Compensation

OR Royalties and OR International:

The Corporation's long-term compensation program aligns the interests of the OR Named Executives and the OR International Named Executives with those of Shareholders and other stakeholders in the value-creation process. The long-term incentive compensation also serves as an effective tool for retaining key senior executives. Establishing a balance between short- and long-term incentives is essential for the Corporation's sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a highly competitive market. To support this balance and complement its overall compensation framework, the Corporation implemented both an Employee Share Purchase Plan and a RSU Plan.

The targeted quantum of the long-term component of the OR Named Executives' and OR International Named Executives compensation as a percentage of their total compensation is identified below, however such percentage remains subject to a review by the HR Committee and, as applicable, the board of directors of OR International:

Named Executives	Targeted Percentage of the long-term component of Named Executives' compensation over their total compensation
Jason Attew, CEO	60%
Frédéric Ruel, CFO	54%
André Le Bel, VP Legal	54%
Michael Spencer, President, OR International	50%
Brendan Pidcock, VP, Technical Services, OR International	43%

The Employee Share Purchase Plan, the RSU Plan and the DSU Plan are hereinafter collectively referred to as "OR's Long-Term Incentive Plans".

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The HR Committee has full authority to manage OR's Long-Term Incentive Plans. It reviews both ad hoc and annual grants of RSUs based on recommendations made by the CEO for his direct reports, and from the Chair of the Board in respect of DSUs to be granted to non-executive Directors. The HR Committee evaluates these recommendations and, where appropriate, makes recommendations to the Board of Directors, including any awards for the CEO. In reviewing Management's recommendation under the Long-Term Incentive Plans, the HR Committee and the Board of Directors may also consider prior grants. For grants to OR International Named Executives, the HR Committee and the Board of Directors act on the recommendation of the OR International board of directors.

Options

Effective in 2025, the granting of Options has been discontinued by the Corporation and the renewal of the Stock Option Plan will not be submitted to Shareholders for re-confirmation at the Meeting.

The tables below provide additional information on the RSU Plan and DSU Plan as well as outstanding Options for the relevant financial years.

Burn Rate - Options(1)

Year	Options granted (#)	Weighted average Number of Common Shar s issued and outstanding (#)	Burn Rate(2) (%)
2025	0	187,622,225	0.00
2024	287,300	186,118,321	0.15
2023	728,700	184,865,080	0.39

NOTES:

(1) The Board of Directors of the Corporation has discontinued the issuance of Options.  The existing Stock Option Plan will remain in effect solely to administer outstanding Options until they are fully exercised, forfeited, or otherwise terminated.

(2) Burn Rate: means the total number of Options granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Overhang - Options(1)

Year	Options Available for Issue (#)	Options Outstanding (#)	Total Available and Outstanding (#)	Weighted average Number of Common Shares issued and outstanding (#)	Overhang Ratio(2) (%)
2025	0	1,314,567	1,314,567	187,622,225	0.70
2024	2,214,438	2,452,542	4,666,980	186,118,321	2.51
2023	4,291,855	3,122,006	7,413,861	184,865,080	4.01

NOTES:

(1) The Board of Directors of the Corporation has discontinued the issuance of Options.  The existing Stock Option Plan will remain in effect solely to administer outstanding Options until they are fully exercised, forfeited, or otherwise terminated.

(2) Overhang: means the number of Options available to be granted, plus the number of Options granted but not exercised divided by the weighted average of the number of Common Shares for the applicable fiscal year.

Burn Rate - RSUs

Year	RSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2025	342,340	187,622,225	0.18
2024	308,000	186,118,321	0.17
2023	235,540	184,865,080	0.13

NOTE:

(1) Burn Rate: means the total number of RSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

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Burn Rate - DSUs

Year	DSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2025	35,310	187,622,225	0.02
2024	70,440	186,118,321	0.04
2023	56,895	184,865,080	0.03

NOTE:

(1) Burn Rate: means the total number of DSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with the necessary experience and expertise.  The plan enables selected employees of the Corporation and its subsidiaries, as designated at the discretion of the HR Committee, to participate in the Corporation's long-term success and to further align their interests with those of Shareholders.

Unless otherwise determined by the HR Committee, all annual RSU grant is subject to the following vesting terms: one-half (1/2) is time-based and vests in three equal installments on each anniversary of the grant date. The remaining one-half (1/2) vests on the third anniversary of the grant date and is subject to performance criteria established and approved by the HR Committee and the Board of Directors.

For greater clarity, the settlement of performance-based RSUs granted as part of the annual long-term incentive compensation program is not guaranteed. The determination of performance and any resulting payment remain at the sole prerogative of the Board of Directors (or the OR International board of directors, as applicable). Approved corporate objectives determine payout levels, which may range from 0% to a maximum of 200%.

In addition, pursuant to the terms of his employment and as compensation for equity awards forfeited from his previous employer, Mr. Jason Attew was granted 30,000 time-based RSUs in 2024, with an aggregate value of C$555,000 at the time of grant. The RSUs have been vesting in equal installments over a three-year period, with the first two installments having been settled in 2025 and 2026, respectively.

The HR Committee believes that incorporating performance into a portion of the annual RSU grants enhances alignment between RSU recipients and the Corporation's Shareholders, while promoting sustainable growth, long-term value creation, and the achievement of key strategic objectives. The HR Committee monitors the performance against these criteria on a regular basis.

When dividends are paid in Common Shares, additional RSUs are automatically credited to each participant holding RSUs on the record date. Upon vesting, RSUs are settled, at the Corporation's discretion, in Common Shares, cash, or a combination thereof.  Cash-settled RSUs are paid in an amount equal to the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the trading day immediately preceding the payment date, in each case net of applicable withholdings.

The HR Committee may, at its sole discretion, accelerate the vesting of any outstanding RSUs in such circumstances as it considers appropriate. In the event of a change of control (as defined in the RSU Plan), all RSUs outstanding as of the date of the change of control will vest immediately, regardless of any applicable performance conditions.

Unless otherwise determined by the Board of Directors (or, in the case of the OR International Named Executives, the OR International board of directors), all outstanding RSUs will be cancelled if a participant resigns or is terminated for cause by the Corporation (or OR International, as applicable).

2026 Management Information Circular	47

For participants whose employment terminates due to death, termination without cause, retirement or long-term disability, the vesting of outstanding RSUs will be determined as follows:

  Time-based RSUs:  these will vest on a prorated basis. This number will be calculated based on the total number of days during which certain employment benefits are contractually maintained, together with the number of days worked from the RSU grant date up to the date of termination without cause, divided by the total number of days in the original vesting schedule applicable to such grant; and
  Performance-based RSUs: these will also vest on a prorated basis calculated using the number of days actually worked from the RSU grant date up to the date of termination without cause, divided by the total number of days in the original vesting schedule applicable to such grant.  The number of vested performance-based RSUs resulting from such prorated calculation will then be multiplied by the applicable performance percentage, as determined by the Board of Directors.

For 2025, the values of RSU grants were based on recommendations made by the CEO (or, in the case of the OR International Named Executives, by the OR International board of directors), except in respect of the grant to himself, and the closing price of a Common Share on the TSX on the day prior to the grant date. Given that the Corporation discontinues the grant of Options and increased the grant of RSU and that half of any RSU grant is performance based, the Corporation's long-term incentive compensation component is now 50% based on performance.

In connection with the 2022 grant of RSUs, the 3-year performance long-term objectives (the "2022 Long-Term Objectives") approved by the HR Committee included the following metrics:

The HR Committee has monitored progress against the 2022 Long-Term Objectives over the past three years and, in February 2025, assessed performance relative to these objectives.  To support this review, Management presented its evaluation of the Corporation's achievements under the 2022 Long-Term Objectives as follows:

(i) PERFORMANCE METRIC: Relative TSR versus Performance Index (50%)

The performance of the Corporation's share price is compared to that of the Performance Index (adjusted to take into account the acquisition of Maverix Metals by Triple Flag Precious Metals) over the three-year period.  During this period, the Performance Index returned a 23.6% increase while the Corporation's share price achieved a performance of 76.9%.  The Corporation's result represented a 53.3% differential relative to the Performance Index and, therefore, this performance was assessed to the "maximum" payout level of 200%.

(ii) Growth Metric (50%)

This criterion emphasized near- and medium-term growth and quality of overall acquisitions. Between 2022-2024, the Corporation completed a number of quality, low-risk precious metals royalty acquisitions adding notable assets such as CSA, Namdini and Dalgaranga to its portfolio. Based on street consensus net asset value per share (NAVPS) estimates and normalized commodity prices, NAVPS of the Corporation grew by 13.6%. This represents a 36% improvement over the target and, accordingly, the performance for this metric was assessed slightly below the "maximum" payout level at 180%.

48	2026 Management Information Circular

Assessment of 2022 Long-Term Objectives by the Committee

The Corporation's 2022 Long-Term Objectives were approved by the Board of Directors in 2022, upon recommendation of the HR Committee. Throughout the period, the HR Committee regularly monitored the progress towards these objectives.  As part of its responsibilities, and in conjunction with the 2024 year-end assessment, the HR Committee reviewed and discussed Management's performance against the 2022 Long-Term Objectives.  Based on this review and Management's self-assessment, the HR Committee recommended an overall achievement score of 190% of target.

Following the HR Committee's recommendation, the Board of Directors reviewed and concurred with the assessment of the 2022 Long-term Objectives, approving an achievement score of 190% as outlined below. These RSUs were settled in Common Shares of the Corporation.  The time-based RSUs, representing 50% of the 2022 grant, are paid in full upon vesting.  All RSUs are paid in Common Shares of the Corporation, with applicable tax withholdings applied so that the Corporation issues only such number of Common Shares whose value equals the net amount to be received by the Named Executives.

2022 - 2024 RSU OBJECTIVES	ALLOCATION	ACHIEVEMENT
Performance Metric: Relative TSR versus Performance Index	50%	100%
Growth Metric: NAVPS	50%	90%
TOTAL:	100%	190%

The Board met on February 19, 2025 to determine the payout of the performance-based RSUs; all such RSUs vested and were settled on June 2nd, 2025 at a price of C$37.07 per RSU, being the closing market price of the Common Shares of the Corporation traded on the TSX on June 1, 2025. The settlement was done in Common Shares of the Corporation, subject to mandatory tax withholdings. Based on the foregoing, the Board (and, in the case of the OR International Named Executives, the OR International board of directors) approved the following payment in connection with the 2022 Long-Term Incentive Award to the Named Executives.

Named Executives	RSUs granted in 2022 (#)(2)	Total 2022 RSUs Vested (#)(3)	Total payout under| the 2022 Long-Term Incentive Award (C$)(3)	Common Shares issued (#)(4)
Jason Attew(1) CEO	n/a	n/a	n/a	n/a
Frédéric Ruel CFO	30,166	43,710	1,532,910	20,312
Andre Le Bel VP Legal	31,928	46,262	1,622,408	21,497
Michael Spencer President, OR International	17,727	25,685	900,687	25,685
Brendan Pidcock(5) VP, Technical Services, OR International	n/a	n/a	n/a	n/a

NOTES:

(1) Mr. Jason Attew was appointed CEO of the Corporation effective January 1st, 2024.

(2) Adjusted to reflect dividends paid since the grant, in accordance with the terms of the RSU Plan.

(3) Adjusted to reflect dividends paid since the grant and the actual performance payout factor.

(4) Represents the number of Common Shares issued to each Named Executive for the 2022 Long-Term Incentive Award, calculated by taking the net payout after applicable withholdings and dividing it by the value of the Common Shares on the settlement date, June 2nd, 2025.

(5) Mr. Brendan Pidcock was appointed VP, Engineering of the Corporation effective April 24, 2024 and was hired in 2025 by its wholly-owned subsidiary, OR International.

2026 Management Information Circular	49

Settlement of Time-Based RSUs in 2025

The table below summarizes the settlements of time based RSUs done in 2025.  Such settlements include the first installment of the RSUs granted in 2024 (representing one-third of such grant) in accordance with the terms of the RSU Plan.

Named Executives	Time-based RSUs granted in 2024 (#)(1)	RSUs Vested (First installment) (#)(2)	First installment payout under the 2024 RSUs (C$)(2)	Common Shares issued (#)(3)
Jason Attew(4) CEO	42,486	14,162	374,727	6,581
Frédéric Ruel CFO	15,811	5,271	139,471	2,449
Andre Le Bel VP Legal	16,318	5,439	143,916	2,527
Michael Spencer President of OR Royalties	12,073	4,025	106,502	4,025
Brendan Pidcock VP, Technical Services	7,522	2,507	72,177	1,532

NOTES:

(1) Adjusted to reflect dividends paid since the grant, in accordance with the terms of the RSU Plan.

(2) Adjusted to reflect dividends paid since the grant and the first one-third payout factor.

(3) Represents the number of Common Shares issued to each Named Executive for the 2024 time-based RSUs, calculated by taking the net payout after applicable withholdings and dividing it by the value of the Common Shares on the settlement date, February 23, 2025 (or April 10, 2025 for Mr. Pidcock).

(4) Mr. Attew received in January 2025, the first installment of his initial 30,000 time-based RSU grant (net payout after applicable withholdings) awarded at the time of his hiring, provided as part of his hiring terms and in replacement of forfeited securities issued by his former employer. The 10,104 RSUs that vested on January 15, 2025 had a value of $272,303 and were settled, net of tax withholdings, through the issuance of 4,695 Common Shares.

The terms and conditions of the RSU Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of the Corporation and its subsidiaries and to promote greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the non-executive Directors of the Board or of the board of directors of a subsidiary to become participants of the DSU Plan.

To further improve the alignment of interests between Directors and Shareholders, the Board of Directors can determine the vesting of any DSU so granted.  In principle, all DSUs granted to non-executive Directors shall vest on the day prior to the next annual meeting of Shareholders following such grant however, if the next annual meeting is to be held in less than 6 months from the date of grant, the Board will usually postpone the vesting of such DSU to the day prior to the annual meeting of Shareholders following the next annual meeting of Shareholders.

50	2026 Management Information Circular

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of their Board mandate. Vested DSUs are settled at the settlement date, at the Corporation's discretion, in Common Shares, in cash (for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or in a combination of cash and Common Shares, in each case, less applicable withholdings.

For U.S.-based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

DSUs may only be awarded to non-executive Directors.

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation approved an employee share purchase plan to encourage eligible employees ("Eligible Employees") to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation. The Eligible Employee's contribution shall be of a minimum of C$100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee's basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of C$1,250 per month. The terms and conditions of the Employee Share Purchase Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

PERFORMANCE GRAPH

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation's Common Shares on January 1st, 2021 with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years. It also presents the grant value and actual value of the compensation of the OR Named Executives and OR International Named Executives of the Corporation for the same period, excluding the severance payment amounting to $2,260,784 to the former CEO or other former executives.

2026 Management Information Circular	51

Realizable value: refers to total compensation of the Named Executives.

Realized Value: refers to total compensation of the Named Executives, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the TSX on December 31, 2025, being $48.62, when not yet realized.

	OR Royalties Inc.	S&P/TSX Composite Index
December 31, 2021	C$100	C$100
December 31, 2022	C$107	C$91
December 31, 2023	C$126	C$99
December 31, 2024	C$174	C$117
December 31, 2025	C$322	C$149

From December 31, 2021 to December 31, 2025, the Corporation significantly outperformed the S&P/TSX Composite Index. Starting from the same base value of C$100 in 2021, the Corporation rose steadily, while the TSX index declined in 2022 and recovered modestly in 2023. The performance gap widened further in 2024 and 2025, with OR Royalties surging to C$174 and then C$322, whereas the TSX increased more gradually to C$117 and C$149 over the same period. Overall, OR Royalties delivered a cumulative return of more than 220% over the five-year period, compared with roughly 49% for the broader Canadian market, indicating substantially stronger growth relative to the benchmark. Over the last 5 years, the realizable compensation of Named Executives has progressed to remain competitive with that of its peer group. During the same period, the S&P/TSX Composite Index increased by 49% and the Corporation outperformed the index.

CHIEF EXECUTIVE OFFICER COMPENSATION LOOKBACK

The table below sets forth each component and the total compensation awarded to the individual acting as Chief Executive Officer of the Corporation for the last three years:

Year	Base Salary (C$)	Value of Share- Based Awards (C$)	Value of Option- Based Awards(1) (C$)	Non-Equity Incentive Plan Compensation (C$)	Total Compensation (C$)
2025(2)	840,000	2,529,000	n/a	865,200	4,234,200
2024(2)	650,000	2,125,800(3)	390,000	813,800	3,979,600
2023(4)	499,980	-	465,300	100,000	1,065,280

52	2026 Management Information Circular

NOTES:

(1) The Board of Directors discontinued the granting of Options effective February 19, 2025. No Options have been granted since that date.

(2) Refers to the compensation of Mr. Jason Attew, CEO of the Corporation.

(3) In January 2024, Mr. Attew received an initial time-based RSU grant having an aggregate value of C$555,000 and payable on each of the first, second and third anniversary of such grant. In January 2025, Mr. Attew received the first installment (net of applicable withholdings) of his initial time-based RSU grant.

(4) Refers to the compensation of Mr. Paul Martin, Interim CEO of the Corporation.

The following table presents, for the last three years, the total direct compensation awarded to the CEO and the actual value received by the CEO (determined as of December 31, 2025) compared to shareholder return over the same three-year period.  Actual compensation includes base salary, actual annual incentive award, value of vested RSUs at payout or value of RSUs outstanding at December 31, 2025 and value of Options upon exercise or value of in-the-money Options outstanding at December 31, 2025.

			Value of C$100
Year	Total Direct Compensation Awarded(1) (C$)	Actual Total Direct Compensation Value as of December 31, 2025(2) (C$)	Period	CEO	Shareholder
2025	4,234,200	6,349,674	2025-01-01 to 2025-12-31	C$150	C$187
2024(3)	3,979,600	8,434,187	2024-01-01 to 2024-12-31	C$212	C$257
2023(4)	1,065,280	2,846,230	2023-01-01 to 2023-12-31	C$267	C$298
Average 2023 - 2025:				C$210	C$247

NOTES:

(1) These amounts include the base salary, actual bonus paid and long-term incentive value at time of grant (Options).

(2) These amounts include the base salary, actual bonus paid, value of unvested RSUs at payout and value of exercised Options (using the exercise price) and value of in-the-money Options, at the closing price on the TSX on December 31, 2025, being $48.62.

(3) Refers to the compensation of Mr. Jason Attew CEO of the Corporation. Mr. Attew was granted 30,000 time-based RSUs in 2024, with an aggregate value of C$555,000 at the time of grant. The RSUs vest in equal installments over a three-year period, with the first two installments having been settled in 2025 and 2026, respectively.

(4) Refers to the compensation of Mr. Paul Martin as Interim CEO of the Corporation.

CHIEF EXECUTIVE OFFICER SECURITIES OWNERSHIP AND VALUE AT RISK

The table below shows the total value of vested and unvested OR Royalties securities owned by the CEO as at December 31, 2025.

	Number of Securities (#)	Value of Securities(1) (C$)

Vested Securities:
Common Shares	54,001	2,625,529
Options	21,433	644,490
RSUs	-	-
Unvested Securities:
Options	42,867	1,289,011
RSUs	187,338	9,108,374
Total Value at Risk:		13,667,404

NOTE:

(1) The value of Common Shares and RSUs is based on the closing price on the TSX on December 31, 2025, being $48.62 and the value of vested and unvested Options is based on the difference between the closing price on the TSX on December 31, 2025, being C$48.62, and the exercise price of the Options, multiplied by the number of Options vested and unvested.

Mr. Attew's value at risk totals C$13,667,404 (total value of vested and unvested securities), which represents more than 16 times his base salary.

2026 Management Information Circular	53

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation assumed by the Corporation (net of any amount received or back charges from any associate companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

Summary Compensation Table

Name and Principal Position	Year	Salary (C$)	Share- Based Awards(1)(2) (C$)	Option- Based Awards(3) (C$)	Non-Equity Incentive Plan Compensation (C$)		Pension Value (C$)	All Other Compensation (C$)	Total Compensation (OR Royalties/ OR International) (C$)
					Annual Incentive Plan	Long-Term Incentive Plan
Jason Attew(4) CEO	2025	840,000	2,529,000	–	865,200	–	–	–	4,234,200
	2024	650,000	2,125,800(4)	390,000	813,800	–	–	–	3,979,600
	2023	–	–	–	–	–	–	–	–
Frédéric Ruel CFO	2025	465,000	1,078,500	–	470,800	–	–	–	2,014,300
	2024	315,000	588,600	144,900	385,500	–	–	–	1,434,000
	2023	300,000	423,000	276,000	442,500	–	–	–	1,441,500
André Le Bel VP Legal	2025	465,000	1,078,500	–	447,600	–	–	–	1,991,100
	2024	325,000	607,000	149,500	397,800	–	–	–	1,479,300
	2023	318,000	447,840	292,560	469,100	–	–	–	1,527,500
Michael Spencer(5), President of OR International	2025	419,340	845,930	–	419,340	–	–	616,430(6)	2,301,040
	2024	280,809	442,560	110,640	351,011	–	–	309,673(6)	1,494,694
	2023	236,198	285,000	190,000	354,296	–	–	312,553(6)	1,378,046
Brendan Pidcock(7) VP, Technical Services of OR International	2025	377,406	502,176	–	292,962	–	–	513,692(8)	1,686,236
	2024	314,630	334,906	82,601	294,700	–	–	72,000(8)	1,098,837
	–	–	–	–	–	–	–	–	–

NOTES:

(1) Under the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution, up to a maximum employee contribution of $9,000 per year. The Corporation's contributed amount is included in the share-based awards column, where applicable.

(2) Pursuant to the Corporation's RSU Plan, RSUs were granted on February 24, 2025, subject to the following vesting terms: one half of the award is time-based, vesting in equal installments of one-third on each anniversary of the grant date, and the remaining one-half is performance-based, vesting in 2028 upon achievement of the 2025 Long-Term Objectives measured over a three-year performance period. The grant date fair value of the units was $26.46.

(3) The Board of Directors discontinued the granting of Options effective February 19, 2025. Accordingly, no Options have been granted since that date.
Prior to 2025, both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. Specifically, a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

Grant Date	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
February 23, 2024	3.72%	4 years	40%	1.3%	C$6.070
August 11, 2023	4.08%	4 years	41%	1.5%	C$6.204
February 27, 2023	3.69%	4 years	41%	1.5%	C$5.763
June 1, 2022	2.63%	4 years	40%	1.5%	C$4.412

However, the share-based compensation expense included in the Corporation's financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with International Financial Reporting Standards requirements.

(4) Mr. Jason Attew was appointed as CEO effective on January 1, 2024. As part of his hiring terms and in replacement of forfeited securities issued by his former employer, Mr. Jason Attew was granted 30,000 time-based RSUs having a total value of C$555,000 and vesting in equal tranches over three (3) years.

(5) As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted into Canadian dollars using the average foreign exchange rate for each applicable year (2025:1.3978, 2024: 1.3698, and 2023: 1.3497).

(6) Amounts under all other compensation include: (i) the monthly rent of US$12,000 (from the period beginning January 1, 2025 through August 31, 2025), and US$15,000 (from September 1st, 2025 to December 31, 2025); (ii) an annual expatriate retainer of US$120,000; and (iii) a retention signing bonus of US$500,000 payable in three installments (US$165,000 paid upon the execution of his new employment agreement, US$165,000 paid on January 1st, 2026 and US$170,000 payable on January 1, 2027).

(7) Mr. Brendan Pidcock was appointed as VP Engineering on April 10, 2024 and was hired in 2025 by the Corporation's wholly-owned subsidiary, OR International.  As Mr. Pidcock's 2025 cash compensation is in U.S. dollar, his compensation was converted into Canadian dollars using the average foreign exchange rate for 2025 at a rate of 1.3978.

(8) Amounts under all other compensation include: (i) the monthly rent of US$20,000; (ii) an annual expatriate retainer in an amount equal to 20% of the base salary and target bonus; and (iii) a one-time signing bonus of US$33,333.

54	2026 Management Information Circular

Total Compensation Assumed by the Corporation

Year	OR Named Executives Total Salary (C$)	OR Named Executives Total Share-Based Awards (C$)	OR Named Executives Total Option-Based Awards (C$)	OR Named Executives Total Annual Incentive (C$)	OR Named Executives Total All Other Compensation (C$)	OR Named Executives Total Compensation (C$)
2025	2,566,746	6,034,106	-	2,495,902	1,130,122	12,226,876
2024	1,870,809	4,132,960(1)	885,040	2,326,511	309,673	9,524,994
2023(2)	1,619,678	1,322,170	1,328,750	1,698,796	312,553	6,281,946

NOTES:

(1) Pursuant to the terms of his employment and as compensation for equity awards forfeited from his previous employer, Mr. Jason Attew was granted 30,000 time-based RSUs in 2024, with an aggregate value of C$555,000 at the time of grant. The RSUs vesting in equal installments over a three-year period, with the first two installments having been settled in 2025 and 2026, respectively.

(2) For 2023, these amounts take into account the compensation of the Interim CEO and exclude that of the former CEO.  The compensation paid to the former CEO until his departure, included: (i) base salary of $330,000; (ii) an annual short-term incentive of C$330.000; and (iii) a severance payment of C$2,260,784.  Accordingly, the Corporation paid the former CEO a total amount of $2,920,784, which is not accounted for herein. However, if the former CEO's compensation had been taken into account, the table would show that the total compensation paid to the OR Named Executives and assumed by the Corporation in 2023, amounted to $9,202,730.

The following table shows the total compensation of the OR Named Executives for the last five (5) years, as well as the total compensation for the OR Named Executives as a percentage of the cash margin and as a percentage of Shareholders' equity.  For the most recent five years, the Corporation continued establishing its long-term asset base and it was expected that in the initial years, the ratios would be higher than more established companies.  The results demonstrate that the team grew over the last several years and the ratios have generally been improving or remained relatively stable. Given that 2023 was a transitional year in terms of senior management leadership, 2024 shows an increase in overall compensation compared to 2023. In addition, further to review of executive compensation by the HR Committee in 2025, the compensation of the executive team was adjusted to move the total direct compensation positioning closer to the peer median but still below such median.

Year	Total compensation of Named Executives (C$)	Total compensation of Named Executives as percentage of Cash Margin(1) (%)	Total compensation of Named Executives as percentage of Shareholders' Equity (%)
2025(2)	12,226,876	3.3	0.6
2024(2)	9,524,994	3.8	0.6
2023(3)	6,281,946	2.7	0.4
2022	8,977,932	4.5	0.5
2021	8,531,026	4.6	0.5

NOTES:

(1) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the "Non-IFRS Financial Performance Measures" section of the Management Discussion and Analysis for the year ended December 31, 2025 for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

(2) Pursuant to the terms of his employment and as compensation for equity awards forfeited from his previous employer, Mr. Jason Attew was granted 30,000 time-based RSUs in 2024, with an aggregate value of C$555,000 at the time of grant. The RSUs vesting in equal installments over a three-year period, with the first two installments having been settled in 2025 and 2026, respectively.

(3) For 2023, these amounts reflect the compensation of the Interim CEO and exclude that of the compensation paid to the former CEO. Had the former CEO's total compensation of $2,920,784 been included, the table would instead report total compensation paid to the OR Named Executives in 2023 amounted to $9,202,730.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all the Corporation's awards outstanding at the end of the financial year ended December 31, 2025. All values shown in this table were calculated using the closing price of C$48.62, which was the closing price of the Common Shares on the TSX on December 31, 2025.

2026 Management Information Circular	55

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In-the-Money Options (C$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (C$)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (C$)
Jason Attew(2) CEO	64,300	18.55	2029-02-23	1,933,501	95,300(3) 70,083(4) 20,000(5)	9,013,321	-
Frédéric Ruel CFO	23,900 47,900 62,600 67,100	18.55 17.61 14.27 12.70	2029-02-23 2028-02-27 2027-06-01 2026-03-01	718,673 1,485,379 2,150,310 2,410,232	40,500(3) 26,083(4) 23,600(6)	4,384,697	-
André Le Bel VP Legal	24,700 50,800 66,400 74,700	18.55 17.61 14.27 12.70	2029-02-23 2028-02-27 2027-06-01 2026-03-01	742,729 1,575,308 2,280,840 2,683,224	40,500(3) 26,917(4) 25,000(6)	4,493,315	-
Michael Spencer President of OR International	18,300 33,000 36,700 46,300	18.55 17.61 14.27 12.70	2029-02-23 2028-02-27 2027-06-01 2026-03-01	550,281 1,023,330 1,260,645 1,663,096	29,750(3) 19,917(4) 16,200(6)	3,202,454	-
Brendan Pidcock(7) VP. Technical Services	13,200	22.20	2029-04-29	348,744	18,590(3) 12,417(4)	1,507,560	-

NOTES:

(1) Pursuant to the RSU Plan, vesting terms are generally as follows: For grants made prior to 2024, one-half is time-based, vesting over three years, and the remaining one-half is subject to performance criteria tied to the achievement of long-term objectives, vesting on the third anniversary of the grant date.  For grants made in 2024 and thereafter, one-half is time-based and vesting in equal installments of one-third on each anniversary of the grant date, and the remaining one-half is subject to performance criteria related to long-term objectives, vesting on the third anniversary of the grant date. The number of units excludes the impact of the dividends paid since the grant under the terms of the RSU Plan.

(2) Mr. Jason Attew was appointed CEO of the Corporation with effect on January 1st, 2024.

(3) Such RSUs to vest in 2028 pursuant to the terms listed in note (1) above.

(4) Such RSUs to vest in 2027 pursuant to the terms listed in note (1) above.

(5) Pursuant to the terms of his employment and as compensation for equity awards forfeited from his previous employer, Mr. Jason Attew was granted 30,000 time-based RSUs in 2024, with an aggregate value of C$555,000 at the time of grant. The RSUs vesting in equal installments over a three-year period, with the first two installments having been settled in 2025 and 2026, respectively.

(6) Such RSUs to vest in 2026 pursuant to the terms listed in note (1) above.

(7) Mr. Brendan Pidcock was appointed as VP Engineering on April 10, 2024 and was hired in 2025 by the Corporation's wholly-owned subsidiary, OR International.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the Options and RSUs under the option-based and share-based awards had been exercised or settled, as applicable, on the vesting date and the aggregate value realized upon vesting of these awards.

Name	Option-Based Awards - Value Vested during the Year(1) (C$)	Share-Based Awards - |Value Vested during the year(2)(3) (C$)	Non-Equity Incentive Plan Compensation - Value earned during the Year (C$)
Jason Attew - CEO	169,535	658,017	865,200
Frédéric Ruel - CFO	638,671	1,683,417	470,800
André Le Bel - VP Legal	675,694	1,777,361	447,600
Michael Spencer - President of OR International	400,267	1,007,274	419,340
Brendan Pidcock - VP Technical Services of OR International	36,652	72,177	292,962

NOTES:

(1) For Option-based awards, the value is based the share price of the vesting date of the respective Option grants.

(2) As applicable, this amount includes the value of the Corporation's contribution to the Employee Share Purchase Plan in relation to the participation of each OR Named Executive as well as the value of the RSUs granted in 2022 and which were settled in Common Shares of the Corporation at a price of $26.46 per RSU, being the closing price on the TSX on February 21, 2025.

(3) The value of Common Shares acquired under the Corporation's Employee Share Purchase Plan is based on the December 31, 2025 closing price of $48.62 on the TSX.

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Options Exercised during the Year

Name	Number of Options Exercised (#)	Option Exercise Price (C$)	Market Value Upon Exercise (C$)	Gain Realized(1) (C$)
André Le Bel	5,000	13.50	27.31	69,050
André Le Bel	5,000	13.50	27.35	69,250
André Le Bel	5,000	13.50	31.57	90,350
André Le Bel	5,000	13.50	31.57	90,350
André Le Bel	5,000	13.50	32.05	92,750
André Le Bel	4,900	13.50	32.25	91,875
André Le Bel	5,000	13.50	31.60	90,500
André Le Bel	5,000	13.50	31.75	91,250
André Le Bel	5,000	13.50	31.80	91,500
André Le Bel	5,000	13.50	32.10	93,000
Frédéric Ruel	25,000	13.50	32.40	472,500
Frédéric Ruel	10,000	13.50	32.00	185,000
Frédéric Ruel	5,000	13.50	32.25	93,750
Frédéric Ruel	5,000	13.50	32.15	93,250
Frédéric Ruel	5,000	13.50	32.00	92,500
Frédéric Ruel	15,000	13.50	32.50	285,000
Michael Spencer	5,966(2)	13.50	27.20	81,734
Michael Spencer	4,992(2)	13.50	32.79	96,295
Michael Spencer	17,500	13.50	32.09	325,325

NOTES:

(1) The pre-tax gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of Options so exercised.

(2) Option exercises reflected herein include only the number of Options for which the acquired Common Shares were sold in the market following such option exercise.

Security-Based Compensation Arrangements

Securities issued by the Corporation pursuant to the Corporation's security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan, DSU Plan, and RSU Plan.

 The Employee Share Purchase Plan

 The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and its non-public subsidiaries and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation and its non-public subsidiaries, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

 The RSU Plan

 The purpose of the RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and the Shareholders of the Corporation.

 The DSU Plan

 The purpose of the DSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow Directors of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the Directors designated under this DSU Plan and the Shareholders of the Corporation.

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ELIGIBILITY

Who is eligible to participate?

The Employee Share Purchase Plan

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the "Designated Affiliates"), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The HR Committee may elect, in its absolute discretion, to waive such 60-day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

 The DSU Plan

 Pursuant to the DSU Plan a non-executive director of the Board of Directors of the Corporation or a subsidiary is eligible to participate under the DSU Plan.

 The RSU Plan

 Pursuant to the RSU Plan, RSUs may be granted in favour of the executives, key employees and consultants of the Corporation or of a subsidiary. For greater certainty, non-executive members of the Board of Directors shall not participate in the RSU Plan.

TERM AND VESTING

What is the term and vesting schedule of Options or of the securities issuable under the security-based compensation arrangements?

The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation (up to a maximum of C$9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation's contribution will vest on December 31 of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan. All Common Shares issued by the Corporation to an Eligible Employee pursuant to the Employee Share Purchase Plan shall be fully vested upon issuance.

The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1, 2015.

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The DSU Plan

Unless otherwise indicated by the HR Committee upon grant and subject to the provision on termination of service of the DSU Plan, (i) the DSUs granted to a Participant in accordance with such Participant's election to receive all or a portion of the Participant's annual remuneration as director in DSUs, shall vest immediately upon such grant and (ii) the DSUs granted to a Participant as an annual grant shall generally vest, unless otherwise provided upon such grant, one day prior to the Corporation's next annual meeting of Shareholders. Notwithstanding the foregoing, the HR Committee may, in its entire discretion, set a different vesting or accelerate the terms of vesting of any DSUs in circumstances deemed appropriate by the HR Committee.

 Upon a change of control, all unvested DSUs become vested at the time of the Change of Control, irrespective of any vesting conditions.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

 At any time after the termination of service of a Participant to whom DSUs have been granted, and which have vested, but no later than the last business day in December of the first calendar year commencing after such termination, on a date chosen by such Participant (the "Settlement Date"), the Corporation shall pay to the Participant or his or her legal representative the value of such Participant's vested DSUs, in cash or in Common Shares of the Corporation or a combination of cash and Common Shares, at the Corporation's election on the Settlement Date.

For U.S. based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

Should the Corporation choose to pay the Participant in cash, such Participant will receive an amount equal to the number of DSUs vested to his or her account as of that date multiplied by the market value of one (1) Common Share on the Settlement Date, the whole subject to withholding taxes. Should the Corporation choose to issue Common Shares in payment of the DSUs to a Participant, such Participant will receive such number of Common Shares equivalent to the number of DSUs vested to his or her account as of that date, subject to withholding taxes. A Participant shall not be entitled to require payment of any amount on account of DSUs credited to such Participant's account prior to his or her termination.

The RSU Plan

 Unless otherwise indicated by the HR Committee upon grant and subject to the provision on death, termination not for cause, retirement or Long-Term Disability of the RSU Plan, time-based RSUs shall vest as to one third at each anniversary of the grant date and each performance-based RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall also be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting, provided, however, that should such performance percentage exceeds 100%, then the Corporation shall be entitled to settle such exceeding amount in cash.  However, the HR Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the HR Committee.

 Upon a change of control, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 Following the vesting date, the holder of RSUs shall receive, at the election of the Corporation on the settlement date, as applicable (i) a certificate registered in the name of the holder representing in the aggregate such number of Common Shares as the holder shall then be entitled to receive and/or (ii) a payment in the form of a cheque, or other payment method as determined by the HR Committee, of any cash portion then payable to the holder, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs. Once settled, the holder shall have no further entitlement in connection with such vested RSUs under the RSU Plan.

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NUMBER OF SECURITIES ISSUED OR ISSUABLE

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation's shares outstanding do they represent?

 The Employee Share Purchase Plan

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares of the Corporation at any one time.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an "evergreen" plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under the plan.

 The TSX rules provide that all unallocated Options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the Employee Share Purchase Plan were submitted and ratified by the Shareholders on May 9, 2024.

 The DSU Plan

The total number of Common Shares reserved and available for issuance pursuant to the DSU Plan shall not exceed a number of Common Shares equal to 0.5% of the total issued and outstanding Common Shares of the Corporation on the Settlement Date (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to the DSU Plan or any other proposed or established share compensation arrangement of the Corporation.

 The TSX rules provide that all unallocated Options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the DSU Plan were submitted and ratified by the Shareholders on May 8, 2025.

The RSU Plan

The total number of Common Shares reserved and available for grant and issuance pursuant to the RSU Plan shall not exceed a number of Common Shares equal to 1% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to the RSU Plan or any other proposed or established share compensation arrangement of the Corporation.

The TSX rules provide that all unallocated Options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the RSU Plan were submitted and ratified on May 9, 2024.

Equity Compensation Plan Information

The following table shows, as of December 31, 2025, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2025, the Corporation had 187,152,235 Common Shares issued and outstanding.

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Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, DSUs or RSUs (#) and (% of the issued and outstanding Common Shares(5))	Weighted Average Exercise Price of Outstanding Options (C$)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares(5))
Equity Compensation Plans of the Corporation approved by the Shareholders:
Employee Share Purchase Plan(1) Deferred Share Unit Plan(2) Restricted Share Unit Plan(3) Stock Option Plan(4)	N/A 332,301 (or 0.2%) 789,995 (or 0.4%) 1,314,567 (or 0.7%)	N/A N/A N/A 16.26	187,152 (or 0.1%) 603,460 (or 0.3%) 1,081,527 (or 0.6%) 1,314,567 (or 0.7%)(6)
Equity Compensation Plans of the Corporation not approved by the Shareholders	N/A	N/A	N/A
Total:	2,436,863 (or 1.3%)	16.26	3,186,706 (or 1.7%)

NOTES:

(1) The aggregate number of Common Shares issuable under the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares. Pursuant to the terms of the Employee Share Purchase Plan, Common Shares are issued on a quarterly basis at the weighted average closing price for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or to be purchased on the TSX at market price.  Accordingly, no exercise right is applicable to this plan.

(2) The aggregate number of Common Shares issuable under the DSU Plan shall not exceed 0.5% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, DSUs vest on the day prior to the next annual meeting of Shareholders following such grant and DSUs entitle the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for DSUs is not applicable, given that the DSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. Settlement of DSUs is subject to withholding taxes.

(3) The aggregate number of Common Shares issuable under the RSU Plan shall not exceed 1.0% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, RSUs have a three-year vesting period and RSUs provide the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for RSUs is not applicable, given that the RSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.  Settlement of RSUs is subject to withholding taxes.

(4) The aggregate number of Common Shares to be delivered upon the exercise of all Options granted under the Stock Option Plan shall not exceed 2.5% of the issued and outstanding Common Shares at the time of granting Options (on a non-diluted basis). The Board of Directors discontinued the granting of Options effective February 19, 2025. Accordingly, no Options have been granted since that date.

(5) Percentages are rounded to the nearest decimal.

(6) Effective 2025, the Board of Directors of the Corporation decided to discontinue the practice of granting Options as part of the long-term compensation mix.

The Board of Directors discontinued the granting of Options effective February 19, 2025. Accordingly, no Options have been granted since that date. The Corporation granted 342,340 RSUs to participants under the RSU Plan representing 0.18% of the issued and outstanding Common Shares as of December 31, 2025 and the Corporation granted 35,310 DSUs to participants under the DSU Plan representing 0.02% of the issued and outstanding Common Shares as of December 31, 2025.

The current Stock Option Plan will continue until outstanding Options are exercised or canceled.  As at March 27, 2026, 948,499 Common Shares were issuable upon the exercise of outstanding Options representing 0.5% of the issued and outstanding Common Shares of the Corporation. Outstanding Options are exercisable at exercise prices ranging from C$13.30 to C$22.20 per share and are due to expire at the latest on August 11, 2030.

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INSIDER PARTICIPATION LIMIT

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation's insiders?

 In order to comply with TSX rules:

(a) the aggregate number of Commons Shares issuable to insiders, from time to time, under all security-based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b) the number of Common Shares issued to insiders under all security-based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

MAXIMUM ISSUABLE TO ONE PERSON

What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation's outstanding capital does this represent?

The Employee Share Purchase Plan

 As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum of C$9,000 per year (assuming an Eligible Employee contributed the maximum monthly contribution of C$1,250 (C$15,000 annually). Common Shares are issued on a quarterly basis at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

The DSU Plan

 The number of Common Shares that may be issued to a Participant under the DSU Plan cannot exceed 0.5% of the issued and outstanding Common Shares at the time of settlement of the DSUs.

The RSU Plan

The number of Common Shares that may be issued to a Participant under the RSU Plan cannot exceed 1% of the issued and outstanding Common Shares at the time of settlement of the RSUs.

The Stock Option Plan

Effective in 2025, the Corporation has discontinued the granting of Options, and the renewal of the Stock Option Plan will not be submitted to Shareholders for re-confirmation at the Meeting.  Consequently, no further grants will be permitted under the plan by the TSX.

EXERCISE / PURCHASE PRICE

How is the exercise price determined under the security-based compensation arrangements?

The Employee Share Purchase Plan

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

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The DSU Plan

The issue price pursuant to the DSU Plan is determined based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant or settlement.

The RSU Plan

The value of a RSU at the time of grant or at the time of settlement is usually determined by the HR Committee based on the closing price of the Common Shares listed on the TSX on the day prior to such grant or settlement.

The Stock Option Plan

Effective in 2025, the Corporation has discontinued the granting of Options, and the renewal of the Stock Option Plan will not be submitted to Shareholders for re-confirmation at the Meeting.  Consequently, no further grants will be permitted under the plan by the TSX.  The current Stock Option Plan will continue until outstanding Options are exercised or canceled, the exercise price of the Options granted under the Stock Option Plan is established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the Options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

CESSATION

Under what circumstances is an individual no longer entitled to participate?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent.

Any portion of the Eligible Employee's Contribution then held in trust for the Eligible Employee shall be paid to the Eligible Employee or the estate of the Eligible Employee. In cases of voluntary termination by the Eligible Employee or in case of termination for cause of the Eligible Employee by the Corporation, any portion of the Corporation's Contribution then held in trust for an Eligible Employee shall be paid to the Corporation; in any other case of termination of the Eligible Employee, any portion of the Corporation's Contribution then held in trust for an Eligible Employee shall be paid to the Eligible Employee or the estate of the Eligible Employee.

 The DSU Plan

Unless otherwise determined by the HR Committee, the following events shall constitute an event of termination upon which all DSUs awarded to such Participant and vested at the time of such event of termination shall be paid to such Participant, in accordance with the terms of the DSU Plan and the Letter of Grant:

(i) resignation of a Participant as member of the Board;

(ii) decision of a Participant not to stand for re-election as member of the Board;

(iii) non proposal of a Participant for re-election as member of the Board; or

(iv) the death of a Participant.

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The RSU Plan

Unless otherwise determined by the Board, the following provisions shall apply in the event that a participant ceases to be employed by the Corporation or by a subsidiary:

a) Termination for cause and voluntary resignation - If a Participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

b) Death, termination not for cause, retirement or long-term disability - If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

i. For each outstanding RSUs granted  Fixed Component:

A. in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; or

B. in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days within the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; and

ii. For each outstanding RSUs granted  Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

The Stock Option Plan

Effective in 2025, the Corporation has discontinued the granting of Options, accordingly, the renewal of the Stock Option Plan will not be submitted to Shareholders for re-confirmation at the Meeting.  Consequently, no further grants will be permitted under the plan by the TSX.  While the current Stock Option Plan will continue until outstanding Options are exercised or canceled.  If a Participant to the Stock Option Plan ceases to be an officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death), the Options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan ceases to be an officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the Options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the Options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

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For greater clarity, a voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the Corporation's benefit plans or policies, unless the HR Committee decides otherwise at its sole discretion.

ASSIGNABILITY AND TRANSFERABILITY

Can Options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

 All benefits, rights and Options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan, DSU Plan and RSU Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a will. All DSUs, RSUs and such benefits and rights may only be exercised in accordance with such plans.

AMENDMENT PROVISIONS

How are the security-based compensation arrangements amended? Is Shareholder approval required?

The Employee Share Purchase Plan

 The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i) suspend or terminate and re-instate the Employee Share Purchase Plan;

ii) make any amendment to the Employee Share Purchase Plan not contemplated under the section requiring Shareholders' approval, including but not limited to:

(a) any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

(b) any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

(c) any amendment to the vesting provisions of the Employee Share Purchase Plan;

(d) any amendment to the provisions concerning the effect of the termination of an Eligible Employee's employment or services on such Eligible Employee's status under the Employee Share Purchase Plan; or

(e) any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any of the following amendments to the Employee Share Purchase Plan:

i) any increase to the number of Common Shares issuable from treasury under the Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

ii) an amendment to the level of the Corporation's contribution set to an amount that is equal to 60% of the Eligible Employee's contribution;

iii) any amendment to the contribution mechanism relating to the Corporation's contribution;

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iv) any amendment to the categories of persons who are Eligible Employees; or

v) any amendment that may modify or delete any of this Section requiring Shareholders' approval.

Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

The DSU Plan

The Board may, without shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the Plan in whole or in part or amend the terms of DSUs credited in accordance with the Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to DSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the Plan, DSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Plan (which shall continue to have effect, but only for such purposes) on the Settlement Date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the DSU Plan:

(i) any amendment to the number of shares issuable under the DSU Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

The RSU Plan

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the RSU Plan in whole or in part or amend the terms of RSUs credited in accordance with the RSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the RSU Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this RSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

66	2026 Management Information Circular

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the RSU Plan:

(i) any increase to the number of shares issuable under the RSU Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

The Stock Option Plan

Effective in 2025, the Corporation has discontinued the granting of Options, accordingly, the renewal of the Stock Option Plan will not be submitted to Shareholders for re-confirmation at the Meeting.  Consequently, no further grants will be permitted under the plan by the TSX.  While the current Stock Option Plan will continue until outstanding Options are exercised or canceled, the Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan, including without limitation:

i) any amendment of a "housekeeping" nature;

ii) a change to the vesting provisions of an option or the Stock Option Plan;

iii) a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

iv) the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

i) any increase to the number of shares issuable under the Stock Option Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

ii) a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an Option of a Participant prior to its expiry for the purpose of reissuing Options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option), other than for standard anti-dilution purposes;

iii) an increase in the maximum number of shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time;

iv) an extension of the term of any option beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

v) any change to the definition of "Participant" included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

vi) the addition of any form of financial assistance;

vii) any amendment to a financial assistance provision which is more favorable to optionees;

viii) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

2026 Management Information Circular	67

ix) the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

x) any amendment to the transferability provision of the Stock Option Plan;

xi) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval; and

xii) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

Were any amendments made to the security-based compensation arrangements in the last financial year?

 There were no amendments made to the Corporation's equity plans during the financial year ended December 31, 2025.

FINANCIAL ASSISTANCE

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee's contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

The DSU Plan and RSU Plan

Not applicable

The Stock Option Plan

Effective in 2025, the Corporation has discontinued the granting of Options, accordingly, the renewal of the Stock Option Plan will not be submitted to Shareholders for re-confirmation at the Meeting.  Consequently, no further grants will be permitted under the plan by the TSX.  There is no provision allowing financial assistance under the current Stock Option Plan.  The current Stock Option Plan will continue until outstanding Options are exercised or canceled.

CHANGE OF CONTROL PROVISIONS

Are there any adjustment provisions under the security-based compensation arrangements?

 The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation's contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and such Common Shares shall be immediately delivered to the Eligible Employees.

 In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

68	2026 Management Information Circular

 The DSU Plan

 Under the DSU Plan, if a Change of Control takes place, all unvested DSUs become vested at the time of the Change of Control.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

 Whenever dividends are paid on Common Shares, additional DSUs will be automatically granted to each participant who holds DSUs on the record date for such distribution of dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividend that would have been paid to such participant if the participant's DSUs had been Common Shares by the market value on the date on which the distributions were paid on the Common Shares. DSUs granted to a participant under the section on credits shall be subject to the same vesting as the DSUs to which they relate.

The RSU Plan

 Under the RSU Plan, if there is a change of control of the Corporation, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

 Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant under the section on credits for dividends shall be subject to the same vesting as the RSUs to which they relate.

The Stock Option Plan

 Effective in 2025, the Corporation has discontinued the granting of Options, accordingly, the renewal of the Stock Option Plan will not be submitted to Shareholders for re-confirmation at the Meeting.  Consequently, no further grants will be permitted under the plan by the TSX.

 Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested Options outstanding at the time of the change of control shall vest and become immediately exercisable.

 Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an Option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

2026 Management Information Circular	69

 In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

BLACK-OUT PERIODS

Are there any blackout period provisions under the security-based compensation arrangements?

 Under the Stock Option Plan, in the event that the term of an option expires during or within ten (10) business days after such period of time during which insiders are prohibited from trading in shares as provided by the Corporation's Securities Trading Policy, the Option shall be extended and expire on the date that is ten (10) business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have Options.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its OR Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation. The following section describes the estimated potential payments and benefits under the employment agreements to which the OR Named Executives would have been entitled if a termination of employment without cause or change in control occurred on December 31, 2025.

The employment agreements for each of the OR Named Executives, include the following:

A. Termination without cause:

(1) Cash severance: Base salary and average annualized bonus paid or declared in the last two years:

  a payment equal to the sum of: between one (1) and one and half (1.5) times the annual base salary and the average annualized bonus paid or declared in the last two (2) years.

(2) Current year bonus: Bonus payment in accordance with the Named Executive's then target bonus and in accordance with the actual achievements for the period the Named Executive was actively employed during such calendar year.

(3) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of time equal to between one (1) year and one and a half (1.5) years from the cessation of the OR Named Executive's employment (the "Extended Benefits Period").

(4) Unvested equity:

  any RSUs held by the OR Named Executives, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The OR Named Executives shall also be entitled to exercise Options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.
70	2026 Management Information Circular

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control, the OR Named Executives will be entitled to the following severance payment:

B. Change of control ("CoC"):

(1) Cash severance: Base salary and average annualized bonus paid or declared in the last two years:

  a payment equal to the sum of: between one and half (1.5) and two (2.0) times the annual base salary and the average annualized bonus paid or declared in the last two (2) years.
  the OR Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.

(2) Current year bonus: Bonus payment in accordance with the Named Executive's then target bonus and in accordance with the actual achievements for the period the Named Executive was actively employed during such calendar year.

(3) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of time equal to between one and a half (1.5) and two (2.0) years from the cessation of the OR Named Executive's employment.

(4) Unvested equity acceleration:

  All unvested Options and RSUs vest, irrespective of any performance conditions.

OR International:

In the case of termination without cause, the OR International Named Executives shall be entitled to the following severance payment:

A. Termination without cause:

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro-rata basis in accordance with the actual achievements for the period the OR International Named Executives was employed.

(2) One (1.0) time the sum of the OR International Named Executives' base salary and average annualized bonus paid or declared in the last two years and annual expatriate retainer.

(3) The COL Subsidy shall be paid to the OR International Named Executives for the greater of three (3) months and the remainder of the current academic school year in Bermuda (ending June of each calendar year).

(4) Any portion of the retention bonus which has not been paid to the OR International Named Executives.

(5) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of one (1) year from the cessation of the OR International Named Executives' employment (the "OR International Extended Benefits Period").
  The Corporation shall reimburse the OR International Named Executives for "out placement" expenses up to a maximum of US$30,000 for a period of two years of the cessation of employment, plus relocation expenses.

(6) Unvested equity:

  any RSUs held by the OR International Named Executives, as applicable, shall vest and be payable pursuant to the provisions of the Corporation's RSU plan, as amended from time to time. The OR International Named Executives shall also be entitled to exercise Options vesting during OR International Extended Benefit Period pursuant to the provisions of the Corporation's Stock Option Plan.

In the case of termination of employment initiated by OR International for reasons other than just cause, but including by way of constructive termination or upon the maturity of the employment contract, within 18 months following a change of control, the OR International Named Executives will be entitled to the following severance payment:

2026 Management Information Circular	71

B. Change of Control ("OR International CoC"):

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro rate basis in accordance with the actual achievements for the period the OR International Named Executives was employed.

(2) One and half (1.5) times the sum of the OR International Named Executives' based salary and average annualized bonus paid or declared in the last two years and annual expatriate retainer.

(3) The COL Subsidy shall be paid to the OR International Named Executives for the greater of three (3) months and the remainder of the current academic school year in Bermuda (ending June of each calendar year).

(4) Any portion of the retention bonus which has not been paid to the OR International Named Executives.

(5) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of one and half (1.5) years from the cessation of the OR International Named Executives' employment, plus relocation expenses.
  The Corporation shall reimburse the OR International Named Executives for "out placement" expenses up to a maximum of US$30,000 for a period of two years of the cessation of employment.

(6) Unvested equity acceleration:

  All unvested Options and RSUs vest, irrespective of any performance conditions.

Termination by the Corporation Without Cause

If an OR Named Executive or an OR International Named Executive is terminated by the Corporation (or by OR International) without cause, such OR Named Executive or OR International Named Executive will be entitled to:

Compensation(1)	Jason Attew (C$)	Frédéric Ruel (C$)	André Le Bel (C$)	Michael Spencer(5) (C$)	Brendan Pidcock(7) (C$)
Cash Severance Annual base salary Average Annualized Bonus	1,260,000 1,259,250	465,000 428,150	465,000 422,700	411,180 381,198	370,062 290,981
Unvested Equity acceleration Options(2) RSUs(3)	1,289,011 6,370,822	734,675 2,953,660	772,688 3,050,351	524,537 2,083,670	116,248 833,994
Benefits Insurance and Others(4)	71,300	67,500	67,500	864,163(6)	411,180(8)
TOTAL	10,250,383	4,648,685	4,778,239	4,264,748	2,022,465

NOTES:

(1) All amounts are calculated as at December 31, 2025.

(2) These amounts reflect the aggregate dollar value (pre-tax) that would be realized by multiplying the number of unvested Options, which would vest during the applicable extended benefit period by the difference between C$48.62, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2025 and the respective exercise price of such Options.

(3) These amounts are prorated based on the applicable extended benefit period (also taking into account achievement of all long-term objectives) and based on the closing price of the Common Shares on the TSX on December 31, 2025, being C$48.62.

(4) These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OR International Named Executives, which would be continued for a term of 12 months (18-months for the CEO); benefits include group insurance (but exclude long-term disability) and outplacement expenses in an amount of C$50,000 (except for Mr. Spencer and Mr. Pidcock who are entitled to US$30,000, respectively) and other benefits.

(5) As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted in Canadian dollars using the foreign exchange rate as at December 31, 2025 being 1.3978.

(6) This amount is based on: (i) the monthly rent of US$12,000 (from the period beginning January 1, 2025 through August 31, 2025), and US$15,000 (from September 1st, 2025 to December 31, 2025); (ii) an annual expatriate retainer of US$120,000; (iii) the last two tranches of a retention signing bonus of US$500,000 payable in three installments (US$$165,000 paid upon the execution of his new employment agreement, US$165,000 payable January 1st, 2026 and US$170,000 payable on January 1, 2027; and (iv) an additional US$15,000 for relocation expenses.

(7) Mr. Brendan Pidcock served as an executive officer of the Corporation in 2024 and was hired in 2025 by its wholly-owned subsidiary, OR International. Similarly to Mr. Spencer, Mr. Brendan Pidcock's cash compensation is denominated in U.S. dollars. Therefore, his compensation was converted into Canadian dollars using the foreign exchange rate as at December 31, 2025 being 1.3978.

(8) This amount includes: (i) the monthly rent of US$20,000; (ii) an annual expatriate retainer in an amount equal to 20% of the base salary and target bonus of US$120,000; and (iii) an additional US$15,000 for relocation expenses.

72	2026 Management Information Circular

Termination of Employment Following Change of Control

The OR Named Executives and OR International Named Executives will be entitled to the following severance payment if they are terminated by the Corporation or by OR International, as applicable for reasons other than just cause, including constructive dismissal within 18 months following a CoC.

Compensation(1)	Jason Attew (C$)	Frédéric Ruel (C$)	André Le Bel (C$)	Michael Spencer(5) (C$)	Brendan Pidcock(7) (C$)
Cash Severance Annual base salary level Average Annualized Bonus	1,680,000 1,679,000	697,500 642,225	697,500 634,050	616,770 571,797	555,093 436,471
Unvested Equity acceleration Options(2) RSUs(3)	1,289,011 9,013,321	974,242 4,384,697	1,020,255 4,493,315	707,964 3,202,454	232,496 1,507,560
Benefits Insurance and Others(4)	78,400	75,800	76,300	974,085(6)	466,621(8)
TOTAL	13,739,732	6,774,464	6,921,420	6,073,070	3,198,241

NOTES:

(1) All amounts are calculated as at December 31, 2025.

(2) These amounts reflect the aggregate dollar value (pre-tax) that would be realized by multiplying the number of unvested Options, which would vest during the applicable extended benefit period by the difference between C$48.62, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2025 and the respective exercise price of such Options.

(3) These amounts are prorated based on the applicable extended benefit period (also taking into account achievement of all long-term objectives) and based on the closing price of the Common Shares on the TSX on December 31, 2025, being C$48.62.

(4) These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OR International Named Executives, which would be continued for a term of 12 months (18-months for the CEO); benefits include group insurance (but exclude long-term disability) and outplacement expenses in an amount of C$50,000 (except for Mr. Spencer and Mr. Pidcock who are entitled to US$30,000, respectively) and other benefits.

(5) As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted in Canadian dollars using the foreign exchange rate as at December 31, 2025 being 1.3978.

(6) This amount is based on: (i) the monthly rent of US$12,000 (from the period beginning January 1, 2025 through August 31, 2025), and US$15,000 (from September 1st, 2025 to December 31, 2025); (ii) an annual expatriate retainer of US$120,000; (iii) the last two tranches of a retention signing bonus of US$500,000 payable in three installments (US$$165,000 paid upon the execution of his new employment agreement, US$165,000 payable January 1st, 2026 and US$170,000 payable on January 1, 2027; and (iv) an additional US$15,000 for relocation expenses.

(7) Mr. Brendan Pidcock served as an executive officer of the Corporation in 2024 and was hired in 2025 by its wholly-owned subsidiary, OR International. Similarly to Mr. Spencer, Mr. Brendan Pidcock's cash compensation is denominated in U.S. dollars. Therefore, his compensation was converted into Canadian dollars using the foreign exchange rate as at December 31, 2025 being 1.3978.

(8) This amount is based on: (i) the monthly rent of US$20,000; (ii) an annual expatriate retainer in an amount equal to 20% of the base salary and target bonus of US$120,000; and (iii) an additional US$15,000 for relocation expenses.

Each of the Executive employment agreements entered into by the OR Named Executives with the Corporation or by the OR International Named Executives provide for non-competition clauses based on the following terms:

Type of Termination	Non-Competition Period
For Cause	12 months
For Cause (OR International Named Executives)	8 months
Without Cause	6 months
By the Executive	6 months
Following a CoC	6 months

In addition, each of the OR Named Executives and OR International Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation's or OR International's agents, administrators, officers, Directors, managers or business executives, consultants or employees for a period of 12 months.

Policy on Recovery of Incentive Compensation

The Corporation's Policy on Recovery of Incentive Compensation (the "Policy" - also commonly known as a "Clawback Policy") was further amended in November 2025 to provide additional language for clarification in respect of Rule 10D-1 under the Securities Exchange Act of 1934 concerning the recovery, or "clawback", of erroneously awarded incentive-based executive compensation.

The executive officers of the Corporation are covered by the Policy.  This includes the Corporation's current or former President and Chief Executive Officer, Vice President, Finance and Chief Financial Officer, any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Corporation, including executive officers of the Corporation's subsidiaries (the "Executive Officers").  All of these Executive Officers are subject to the Policy, even if an Executive Officer had no responsibility for the facts or events which required a restatement.

2026 Management Information Circular	73

The Policy applies to any Incentive-Based Compensation (as defined below) received by an Executive Officer during the period (the "Clawback Period") consisting of any of the three completed fiscal years immediately preceding:

  the date that the Corporation's Board of Directors (or a Committee thereof) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement (as defined in the Policy), or the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

The Policy covers all incentive-based compensation ("Incentive-Based Compensation") (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure". Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Corporation's financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, share price and total shareholder return). For the avoidance of doubt, a financial reporting measure need not be presented in the Corporation's financial statements or included in a filing with the U.S. Securities and Exchange Commission (the "SEC") in order to be considered a financial reporting measure.

Incentive-Based Compensation is deemed "received" in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

Incentive-Based Compensation (as defined in the Policy) does not include base annual salary, compensation which is awarded based solely on service to the Corporation (e.g. a time-vested award, including time-vesting Options or RSUs), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

The Policy is available on the Corporation's website at https://orroyalties.com/governance-2/policies/.

SECURITIES OWNERSHIP

Formal securities ownership guidelines (the "Guidelines") were assented by the Board of Directors on May 6, 2015 in order to further align the long-term interests of the Shareholders and those of its Directors and officers. In November 2024, further to a review of the Guidelines by the GNS Committee, changes were proposed which consisted of requiring Executive Officers to own, as part of their applicable ownership level, a mandatory 30% value in Common Shares of the Corporation to further align the interest of the executive team with the interest of Shareholders.  Additionally, in the event of an increase (i) of the base salary or (ii) in the level of securities ownership requirement, such executive shall also have three years from the effective date of any such increase, to comply with the Guidelines. If an executive officer has not achieved the applicable ownership level at the time of any Options being exercised by such executive officer then he/she shall be required to continue to hold at least 50% (or such lesser number) of the common shares issuable upon the exercise of such Options as required to achieve the applicable ownership level. Likewise, if an executive officer has not achieved the applicable securities ownership level at the time of any RSUs vesting, such executive officer will be required to continue to hold at least 50% (or such lesser number) of the Common Shares issuable upon vesting of the RSUs, as applicable) as is required to achieve the applicable securities ownership level hereof.

The ownership requirements can be satisfied through the holding of Common Shares, DSUs and RSUs (time-based component only). The value of these securities is determined using the closing price of the Corporation's Common Shares on the TSX as of the record date established annually by the Board of Directors for the Corporation's annual meeting of shareholders. This methodology ensures that the reported holdings of the Directors and OR Named Executives are presented as of a date that is closest to the Circular.

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The following table illustrates the amounts and levels established for the minimum requirement for non-executive Directors and OR Named Executives. The Corporation's Guidelines are not applicable to the OR International Named Executives Named Executives:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Non-Executive Directors	3.0 Times Basic Retainer and DSUs
President and CEO	5.0 Times Annual Base Salary Level
CFO and VP Legal	3.0 Times Annual Base Salary Level
Other Vice Presidents	2.0 Times Annual Base Salary Level

Newly elected or appointed Directors have five (5) years to comply with the ownership requirement from the date of their election or appointment. Newly appointed Named Executives have three (3) years to comply with the ownership requirement from the date of their appointment. In the event of an increase in salary, Director retainer and DSUs or in the level of securities ownership requirement for Directors or executive officers, Directors impacted by such increase shall have five (5) years and executive officers shall have three (3) years to comply with the increased level of ownership requirement starting from the effective date of such increase.

The following table sets out the securities ownership status of non-executive Directors and OR Named Executives as at March 27, 2026 at a closing price of C$48.86:

The Securities Ownership of Directors and OR Named Executives:

Name and Position	HOLDINGS			Total Value(1) (C$)	Securities Ownership Level(2) (C$)	Compliance with the Guidelines(4)
	Number of Common Shares	Number of DSUs	Number of RSUs (Time-Based Component only)			Yes / No / Target Date
Jason Attew Director and CEO Since January 1, 2024	72,784	n/a	82,785	7,601,101	4,200,000	Yes
Edie Hofmeister Director since May 12, 2022	704	30,457	n/a	1,522,526	645,000	Yes
Pierre Labbé Director since February 17, 2015	6,145	91,611	n/a	4,776,358	645,000	Yes
Wendy Louie Director since August 6, 2024	nil	8,647	n/a	422,492	645,000	To be attained by August 6, 2029
Norman MacDonald Director since June 7, 2023	35,000	22,337	n/a	2,801,486	1,050,000	Yes
Candace MacGibbon Director since January 19, 2021	nil	42,846	n/a	2,093,456	645,000	Yes
David Smith Director since January 23, 2024	10,000	16,563	n/a	1,297,868	645,000	Yes
Kevin Thomson Director since January 29, 2026	nil	2,190	n/a	107,003	645,000	To be attained by January 29, 2031
Patrick Godin Director since March 20, 2026	nil	2,845	n/a	139,007	645,000	To be attained by March 20, 2031
André Le Bel VP Legal since February 17, 2015	175,110	n/a	28,313	9,939,248	1,395,000	Yes
Frédéric Ruel CFO since February 20, 2020	130,788	n/a	28,145	7,765,466	1,395,000	Yes
Michael Spencer(3) President of OR International since September 1st, 2017	220,064	n/a	22,103	11,832,280	n/a	n/a
Brendan Pidcock(3) VP Technical Services of OR International since January 1st, 2025	5,128	n/a	16,356	1,049,708	n/a	n/a

2026 Management Information Circular	75

NOTES:

(1) As provided in the Guidelines, the value of holdings is based on TSX closing price of the Common Shares of the Corporation on March 27, 2026, being C$48.86.

(2) For OR Named Executives, the level of securities ownership is based on salaries effective as of January 1st, 2025.

(3) Messrs. Michael Spencer and Brendan Pidcock are not subject to the Corporation's Guidelines.

(4) .Compliance of the Corporation's Guidelines also includes the 30% holding of the value of the required ownership level in Common Shares for Executive Officers.

As at March 27, 2026, the Directors and all Executive Officers of the Corporation held, as a group, 777,569 Common Shares, representing 0.41% of the Corporation's issued and outstanding Common Shares.

As at March 27, 2026, the aggregate value of the total number of securities held by non-executive Directors and all Executives Officers (only including the time-based component of RSUs) represents a value of C$51,520,658.

Securities Trading Policy and Hedging Prohibition

The Securities Trading Policy of the Corporation applies to Directors, officers and employees who are or may be insiders of the Corporation.  Transactions in the securities of the Corporation are only permitted outside blackout periods. Based on the guidelines provided in the Securities Trading Policy, a prior written approval for any purchase or sale of securities of the Corporation must be obtained from one of the Executive Officers identified therein, which approval will be valid for a maximum of ten (10) business days.  In addition, blackout periods are implemented: (i) during the period encompassed between the tenth trading day preceding public disclosure of the financial results and the second trading day following the public disclosure of the financial results for a fiscal quarter or fiscal year end by way of press release; (ii) during the period encompassed between the last week of every quarter and the first trading following public disclosure of preliminary production results; and (iii) on an ad hoc basis.

The Corporation forbids all insiders from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.  The policy is available on the Corporation's website at https://orroyalties.com/governance-2/policies/.

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QUICK FACTS - CORPORATE GOVERNACE MATTERS

ELECTION METHOD	Majority Voting and Director Resignation Policy
CONTROLLED COMPANY	No
DUAL-CLASS VOTING	No
INDEPENDENT CHAIR	Independent Chair since November 2023
DIRECTOR AGE LIMIT	Yes
DIRECTOR TERM LIMIT	Yes
WRITTEN GENDER DIVERSITY POLICY (BOARD AND CORPORATE TALENT)	Yes: Current Board: 33% (target: 30%) Executive Officers: 11%
ANTI-BRIBERY, ANTI-CORRUPTION AND ANTI-MONEY LAUNDERING POLICY	The Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy which provides a framework to ensure that the Corporation, together with its respective Directors, officers, employees, agents and representatives conducts business: (i) in an honest and ethical manner reflecting the highest standards of integrity; (ii) in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation; (iii) in compliance with the Corporation's Code of Ethics and; (iv) in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.
CLIMATE CHANGE POLICY	New policy adopted by the Board of Directors, upon recommendation of the Environmental and Sustainability Committee on February 19, 2025. This Climate Change Policy sets out the Corporation's overall approach to incorporating responsible investment into our business, informed by the Corporation's understanding of the profound implications that climate change can have on both people and the planet.
CODE OF ETHICS	Applies to all Directors, officers, employees, consultants and agents acting on behalf of the Corporation which sets out the Corporation's ethical guidelines and best practices to follow for the integrity, trust and respect.
CONFLICT OF INTEREST AND RELATED PARTY TRANSACTION POLICY	The Board formally adopted a Conflict of Interest and Related Party Transaction Policy with a view to document what the Corporation has been doing in previous years to address related party transactions and, to provide a structure to address any such potential transactions in the future.
DISCLOSURE POLICY	The Corporation's Disclosure Management Committee oversees the Corporation's corporate disclosure practices and ensures compliance thereto. The Disclosure Management Committee is also responsible for all disclosure obligations and for overseeing disclosure controls and procedures. It reviews and approves all public disclosure prior to its dissemination.
HUMAN RESOURCES, HEALTH AND SAFETY POLICY	The Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations and recognizing the employees' right to freedom of association and the right to collective bargaining.
HUMAN RIGHTS POLICY	The Board adopted a Human Rights Policy which promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable. The Corporation does not tolerate any form of exploitation or slavery (or other forced labour), including child labour and any form of discrimination against people.
LOBBYING POLICY	The Board adopted a Lobbying Policy to provide a framework to such employees who are authorized to act on behalf of the Corporation to communicate with public officials. They are therefore held accountable for conducting activities in a transparent and ethical manner and complying with the Lobbying Policy.
SECURITIES TRADING POLICY	Directors, officers and employees are prohibited from trading in securities of the Corporation while in possession of material information which has not been disclosed.
WHISTLEBLOWING POLICY	The Corporation has improved its existing Whistleblowing Policy through a third-party provider of confidential, anonymous reporting services. There have been no whistleblower incidents reported to date.

2026 Management Information Circular	77

ABOUT OUR ARTICLES

The articles of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) Directors.  The Board may also appoint one or more additional Directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of Directors so appointed may not exceed one third of the number of Directors elected at the previous annual meeting of shareholders.

The Corporation's capital structure is composed of an unlimited number of (i) Common Shares without nominal or par value and (ii) preferred shares.  While the articles of the Corporation contemplate the issuance of preferred shares and Common Shares, the articles do not allow the Corporation to create new series of preferred shares or to make alterations to the capital structure of the Corporation without prior Shareholder approval. For more details, consult the most current Annual Information Form on the Corporation's website at:

https://orroyalties.com/annual_information_form/.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation's corporate governance practices is set out below in response to the requirements of Regulation 58-101 and in the form set forth in Form 58-101F1 "Corporate Governance Disclosure".

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees and the President and CEO. Such position descriptions can be found on the Corporation's website at: https://orroyalties.com/governance-2/positions-descriptions/.

Charter of the Board of Directors and Charters of its respective Committees

The Board has developed written Charters for the Board and each of its standing Committees. The Charter of the Board of Directors is attached as Schedule "A" to this Circular and the Charters of each Committee can be found on the Corporation's website at: https://orroyalties.com/governance-2/charters/.

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the GNS Committee and the Board. The GNS Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive Directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the "Board Tenure Policy").

The GNS Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive Directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation's Policy regarding the diversity of the Board of Directors (as more fully described below).

To assist the GNS Committee and the Board in succession-planning for non-executive Directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive Directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a) such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the "Term Limit"); or

(b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of Directors (the "Retirement Age");

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provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders subject to the Corporation's Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

Exceptionally, on a case-by-case basis and on the recommendation of the GNS Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the GNS Committee shall consider the following factors, among others:

(a) the director has received positive annual performance assessments;

(b) the GNS Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c) the director has been re-elected annually by the Corporation's Shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the GNS Committee.

In addition, Directors are expected to inform the Chair of the Board of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board with information as to all boards of directors that they sit on or that they have been asked to join to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The GNS Committee will apply Board nominee selection criteria, including Directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending Directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at: https://orroyalties.com/governance-2/policies/.

Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the "Diversity Policy") relating to candidate selection based on experience and expertise to achieve effective stewardship and management. The Corporation has reached its 30% target of women representation on the Board of Directors.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and also acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. Furthermore, the Board has not set a target for the representation of other ethnic diversity as it would rather consider diversity of experience, perspective, education, background, ethnicity, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board.

To ensure sound corporate governance, the GNS Committee is guided by the following principles in recommending candidates to the Board of Directors:

2026 Management Information Circular	79

i) ensuring that the Board of Directors of the Corporation is composed of Directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

ii) seeking a balance in terms of the knowledge and competencies of Directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii) To the extent practicable, seeking Directors who represent gender diversity, members of the designated groups (as defined in the Employment Equity Act), ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

In order to achieve and maintain its target of 30% of women representation on the Board of Directors, the GNS Committee shall:

  maintain a short list of potential candidates for election to the Board of Directors which list shall include a majority of women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;
  periodically assess the effectiveness of the nomination process at achieving the Corporation's diversity objectives outlined in this Policy; and
  in order to support the specific objective of gender diversity, consider the level of representation of women on the Board and ensure that women were included in the short list of candidates being considered for a Board position.

As of the date hereof, the following chart presents diversity on the Board:

Ms. Edie Hofmeister, Ms. Wendy Louie and Ms. Candace MacGibbon currently represent 33% of the nine (9) Directors.  Ms. Louie also represents 11% of the ethnic/racial diversity on the Board.

Although the representation of women on the Board of Directors will decrease following the Meeting, the Corporation remains committed to achieving its target of 30% women directors at the latest by the 2027 annual meeting of shareholders.

Further, the President and CEO of the Corporation is a member of the "30% Club". The "30% Club" promotes gender balance on boards to encourage better leadership and governance.  In addition, the "30% Club" also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

The Diversity Policy is reviewed annually by the GNS Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Diversity Policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its Management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the "Management Diversity Policy") relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company, which will assist the Corporation to achieve its long-term goals.

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The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective of the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

  promote diversity within its team, with particular emphasis on gender diversity;
  promote the contribution of women to the success of the organization;
  assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
  ensure that for every open position within the organization, at least one female be considered as a potential candidate;
  actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity;
  encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of diversity; and
  provide a work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to promote female representation in executive team roles and to promote the contribution of women to the success of the organization.

The executive team will report annually to the GNS Committee on its diversity program, including:

i. gender distribution of employees;

ii. corporate participation on initiatives (internal and external) to promote gender diversity; and

iii. current trends in diversity programs.

The Corporation will also report externally on its performance in the application of diversity programs.

The Management Diversity Policy will be reviewed annually by the GNS Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Management Diversity Policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

As of the date hereof, the chart below presents diversity on the executive team:

Employee Diversity

The Board and Management believe that diversity and inclusion efforts contribute to a culture of performance and enhance decision making at all levels of the organization.

Accordingly, the Corporation evaluates its approach on an ongoing basis to ensure it is responsive to evolving best practices in diversity and inclusion. In its recruiting and staffing efforts, the Corporation seeks out diversity of gender, background, experience and perspective in order to foster diversity of thought and to build diverse teams.

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As of the date hereof, the chart below presents the employee diversity within OR Royalties:

Although the Corporation has not adopted a formal target regarding employee diversity, the Corporation monitors the diversity of its workforce on an ongoing basis and when the time comes to select a candidate for a new position or as a replacement, the Corporation considers the benefit of diversity in its selection criteria.

Conflict of Interest and Related Party Transaction Policy

The Board adopted a Conflict of Interest and Related Party Transaction Policy to effectively identify, evaluate, disclose and manage actual or potential conflicts of interest as well a related party transactions which may arise in relation to the activities of the Corporation.  The Board is ultimately responsible for ensuring that any situation of actual or potential conﬂict of interest as well as related party transactions are eﬀectively identiﬁed and managed.

The Corporation's Conflict of Interest and Related Party Transaction Policy aims at ensuring (i) the conduct of Directors and employees within the Corporation are protected against any appearance of impropriety, (ii) the protection of the reputation of the Corporation, and (iii) that all decisions taken are transparent and in the best interests of the Corporation and in compliance with statutory requirements, while upholding good corporate governance practices.

Conflict of Interest

A conflict of interest is a situation in which a person has, directly or indirectly (through parents, friends, commercial partners, entities with which such person is engaged), a personal, professional or business interest sufficient to appear to influence the objectivity of such person's duties within the Corporation.

Potential Directors, Directors and employees shall not allow such direct or indirect interest to conflict with their duties and take precedence over the interest of the Corporation. Directors must use their best effort to avoid conflicts of interest.

(a) Related party transactions

Related party transactions include, but are not limited to, any arrangement or transaction between the Corporation or any of its associate companies and a director, employee, or associates of such director or employee.

A director shall disclose all interest that such director may have in a related party transaction with the Corporation or that such director is otherwise involved in a situation of actual or potential conflict of interest, at the beginning of any meeting where such matter will be reviewed by the Board.  Such disclosure shall be recorded in the minutes of proceedings of said meeting.

A report on related party transactions is disclosed annually by Directors and officers and is provided to the Audit and Risk Committee for review and consideration.  The Audit and Risk Committee has the explicit responsibility for reviewing and making recommendations to the Board on non-investment expenses incurred in the context of related party transactions and shall exercise oversight of the reporting of such transactions in the financial statements of the Corporation.  The Independent Investment Review Committee is responsible for investments and divestments in the context of related party transactions.

Where a related party transaction of the Corporation shall be subject to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions or other applicable rules of any exchange on which the common shares of the Corporation are listed, such related party transaction shall be disclosed and approved in accordance with the provisions contained therein.

In case of non-compliance with the Conflict of Interest and Related Party Transaction Policy or the failure to immediately disclose any related party transaction or any situation of actual or potential conflict of interest and/or to take any action agreed with the Chief Financial Officer or the Corporate Secretary in a timely manner, an employee may be subject to disciplinary actions and may also be held personally liable for such acts and/or omissions.

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As part of our year-end procedures, management distributes a detailed questionnaire to each member of the Board and the officers of the Corporation to inquire as to their knowledge of any related party transaction. Accordingly, the Corporation's internal audit procedures include: (i) distributing a detailed questionnaire to all Directors and officers of the Corporation; (ii) identification and coding of related party transactions; (iii) reviewing the Corporation's current related parties and associated transactions (as applicable); (iv) disclosures from Board members and officers regarding their ownership of other entities; (v) participation on additional Boards and previous employment history; (vi) analyzing the results received; and (vii) the establishment by the Corporation of guidelines to assist its accounting personnel to determine whether a supplier qualifies as a related party.

The Corporation has investments in associates over which the Corporation has significant influence.  Accordingly, when assessing whether the Corporation exercises significant influence or not over such associates, Management evaluates a number of key factors, namely:

  Equity interest held by the Corporation;
  Officer or director role occupied by an officer and/or director of the Corporation;
    Importance of roles such as Chief Executive Officer or Chair of the Board of Directors; and
    Material/significant transactions with the associate.

A copy of the Conflict of Interest and Related Party Transaction Policy is available on the Corporation's website at:
https://orroyalties.com/governance-2/policies/.

Whistleblowing Policy

The Corporation is committed to the highest possible standards of openness, honesty and accountability as its various stakeholders are expecting this and are entitled to it.

The Corporation strongly encourages employees to report any dishonest, fraudulent, unacceptable behaviour, conduct and practices made by its employees regarding accounting, internal accounting controls or auditing, bribery and corruption or other related matters (a "questionable event") and expects them and, as applicable, those of its subsidiaries (OR Royalties and its subsidiaries) to feel confident about disclosing and reporting on any concerns they may have about any questionable event they are aware of by using the services of a third party provider of confidential, anonymous report provided in the policy.

In line with OR Royalties' above-stated commitment, the Whistleblowing Policy is structured as a formal tool to allow the receipt, retention and treatment of complaints, denunciations, warnings and any form of notice by any employee of the Corporation regarding a questionable event.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this policy, is required to report such violation through a third party provider of confidential, anonymous reporting services.  Such anonymous reports will be forwarded directly to the Audit and Risk Committee Chair and the compliance officer of the Corporation for investigation. All such anonymous reports will be treated sensitively and seriously, in the strictest confidence and in accordance with the Corporation's policy and all applicable laws.

The compliance officer will maintain a record of concerns raised and the outcomes (but in a form which does not endanger the confidentiality of a concerned employee's identity where necessary) and will report to the Chair of the Audit and Risk Committee, and, as necessary, to management.

Nothing in the policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistleblowing Policy) communicated in 2024 through the ethics line or otherwise, to report any conduct of a Director, Executive Officer or employee that would constitute a departure from the Code of Ethics.

A copy of the Whistleblowing Policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

Human Rights Policy

The Board adopted a Human Rights Policy which formalizes the principles that have continually guided the Corporation. This policy complements the values set out in OR Royalties' Code of Ethics.  It also ensures that whether directly through its action or indirectly through the influence that it may exert on its partners, the Corporation promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable.

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This policy is based on principles established by the Universal Declaration of Human Rights, the United Nations' Guiding Principles on Business and Human Rights, the Canadian Charter of Rights and Freedoms, the Québec Charter of human rights and freedoms and the UN Global Compact.  It applies to all Directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

The Corporation is committed to respecting human rights principles in all jurisdictions in which it does business.

The Corporation encourages its Directors, officers, employees and consultants to use the anonymous independent resource identified in the policy to disclose any human rights related grievance.  The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance. Retaliatory action will be sanctioned severely and may warrant immediate dismissal.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this policy, is required to report such violation through a third party provider of confidential, anonymous reporting services.

A copy of the Human Rights Policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy

The Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy. The Corporation promotes zero-tolerance against bribery, corruption and money-laundering and entrenches such fundamental principles in its corporate values.

Many countries, such as Canada and the United States, have passed legislation criminalizing bribery of government officials such as the Canadian Criminal Code and Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (USA) and other relevant local laws in the countries where the Corporation carries on business activities. The sanctions for violating such laws can be acute and may include individual and corporate fines, as well as imprisonment.

The Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy provides a framework to ensure that the Corporation, together with its respective Directors, officers, employees, agents and representatives conducts business:

◾ in an honest and ethical manner reflecting the highest standards of integrity;

◾ in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation;

◾ in compliance with the Corporation's Code of Ethics and;

◾ in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

Compliance by all Directors, officers, employees, agents or representatives with the Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, as amended from time to time, is required.

The Corporation's personnel and representatives must not make any contribution or provide any donations or financial support to any political party, political organization, politician or election candidate for any political office or incur any other political expenditure on behalf of the Corporation, except as may be pre-approved by the Compliance Officer in writing.  Donations or financial support includes prize donations or purchasing tickets for events such as dinners, speaking engagements or golf tournaments where such funds constitute in full, or in part, a political donation. All approved political contributions must be carefully recorded and transparent.

Any director, officer, employee, agent and representative who becomes aware of any action which could constitute a violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy is required to report such violation either to their immediate supervisor or, if an individual is not comfortable discussing the matter with their immediate supervisor, or does not believe that such supervisor has dealt with the matter properly, then the individual should raise the matter using the anonymous independent resource identified in the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to disclose any such violation. Nothing shall prevent an employee from reporting a potential violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to any government agency, as provided for or protected under applicable law and regulations.

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A copy of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

Nothing in the Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

Lobbying Policy

The Board adopted a Lobbying Policy to provide a framework to such employees who are authorized to act on behalf of the Corporation to communicate with public officials. They are therefore held accountable for conducting activities in a transparent and ethical manner and complying with the Lobbying Policy.

The purpose of this Lobbying Policy is to facilitate the Corporation's and its In-house representatives' compliance with lobbying laws everywhere the Corporation operates, and to enable the accurate, complete and timely tracking of the Corporation's or its in-house representatives' trackable contact with public officials.

A copy of the Lobbying Policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

HUMAN RESOURCES MATTERS

The Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations.  The Corporation is committed to protecting the fundamental rights of its employees in all jurisdictions in which it does business.

The Corporation recognizes the employees' right to freedom of association and the right to collective bargaining.

This policy is based on principles established by the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Québec Charter of human rights and freedoms and applies to all Directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

The Corporation encourages its Directors, officers, employees and consultants that have a bona fide grievance to use the anonymous independent resource identified in this policy to disclose any such grievance.  The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance.  Any such action will be sanctioned severely and may warrant immediate dismissal.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this policy, is required to report such violation through a third party provider of confidential, anonymous reporting services. Such anonymous reports will be forwarded directly to the Audit and Risk Committee Chair and the compliance officer of the Corporation for investigation. All such anonymous reports will be treated sensitively and seriously, in the strictest confidence and in accordance with the Corporation's policy and all applicable laws.

A copy of the Human Resources, Health and Safety Policy is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

The Corporation has not suffered any workplace fatalities since its creation in 2014.

No employees are covered by a collective bargaining agreement.

Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints

The policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Harassment Policy") is in effect since 2019.  The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment.  The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Chair of the HR Committee.

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Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the Directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all Directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

There have been no psychological or sexual harassment complaints in 2025 to the responsible persons designated by the Corporation.

Code of Ethics

The Board has adopted a Code of Ethics (the "Code of Ethics") applicable to all of its Directors, officers and employees.

The Code of Ethics communicates to Directors, officers and employees' standards for business conduct in the use of OR Royalties time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on OR Royalties business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the CFO or to the VP Legal and can be reported anonymously. The CFO and the VP Legal will report to the Audit and Risk Committee who will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Chair of the Board and the President and CEO and the GNS Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all Directors, officers and employees of the Corporation. The Corporation's Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation's employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation's Code of Ethics. Management of the Corporation reports annually to the GNS Committee all non-compliance statements so disclosed by Directors, officers and designated employees.

In addition, the Board has established under the Corporation's Whistleblowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters.

Nothing in the Corporation's Code of Ethics shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistleblowing Policy) communicated in 2025 through the ethics line or otherwise, to report any material breach of the Code of Ethics.

A copy of the Code of Ethics is available on the Corporation's website at:

https://orroyalties.com/governance-2/policies/.

Climate Change

In February 2025, the Board of Directors adopted a Policy setting out the Corporation's approach to incorporating responsible investment into the business, informed by the Corporation's understanding of the profound implications that climate change can have on both people and the planet.

As a royalty and streaming company, while the Corporation is not directly involved in any mining operations operated by third parties, nor does the Corporation have operational control over the projects in which it invests, the Corporation shares a commitment to responsible mining practices and designed this policy to advance this goal through the Corporation's approach, selection, assessment and monitoring of its investments, and the operation of the business.

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In furtherance of its commitment to responsible investment, the Corporation acknowledges the importance of mitigating risks relating to climate change that could potentially impact its business.

A copy of the Climate Change Policy is available on the Corporation's website at: https://orroyalties.com/governance-2/policies/.

Board Responsibilities

As a capital provider, the Corporation does not directly control the operations or sustainability practices of its mining partners. Prior to investment, the Corporation conducts comprehensive due diligence, including the assessment of ESG factors, to identify, evaluate, and mitigate potential risks. Once the Corporation has invested in a project, supporting a responsible operator remains central to its disciplined capital allocation strategy.

The Board of Directors and the Independent Investment Review Committee provide oversight of key ESG considerations related to new opportunities.  The GNS Committee and the Board exercise this oversight in relation to audits of existing assets. The GNS Committee also oversees sustainability-related matters and receives regular updates from the management team on emerging risks and opportunities.

Under the oversight of the Board, the Corporation, in recent years, enhanced its due diligence framework to strengthen decision-making and support responsible investment practices.  As part of its due diligence process, the Corporation assesses prospective mining partners' approaches to community engagement, particularly when operations occur on or near Indigenous Peoples' territories. This includes reviewing adherence to the principles of Free, Prior, and Informed Consent (FPIC), evaluating community agreements and commitments, and assessing how operators address challenges involving Indigenous Peoples and local communities.  Environmental matters are also integrated into the Corporation's due diligence screening tools, which assess factors such as biodiversity impact assessments, biodiversity-sensitive areas, biodiversity offset or compensation programs, biodiversity monitoring plans, and potential significant ecological impacts.

The Corporation also monitors its asset portfolio on an ongoing basis to promote responsible mining practices. This includes ensuring timely access to relevant information and engaging with mining partners to manage risks and identify opportunities for improvement. As applicable, the Corporation includes provisions in royalty and stream agreements that support access to information (including site visit) and ongoing monitoring.

The Board retains ultimate responsibility for oversight of climate-related matters. The Audit and Risk Committee and the GNS Committee support the Board by overseeing climate-related risks and considerations. Material ESG risks are identified through the enterprise risk assessment process and are escalated to the Board through the Audit and Risk Committee. The GNS Committee also oversees environmental, social, and governance matters, including climate-related risks and opportunities, and reviews the Corporation's climate strategy, policies, practices, and disclosures.

For its ESG related disclosure, is developed in reference to the Global Reporting Initiative (GRI), Asset Management and Custody Activities and Metals and Mining Sustainability Accounting Standards Board (SASB) standards and the recommendations of the Task Force on Climate-Related Financial Disclosures, which from 2024 is monitored by the International Sustainability Standards Board.

Sustainability Activities

As a capital provider, OR Royalties does not have direct control over the operation or sustainability activities of its mining partners operations. However, the Corporation recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

In the second quarter of 2025, OR Royalties released the fifth edition of its sustainability report, Growing Responsibly, which highlights the Corporation's ESG initiatives and key performance metrics for 2024.

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The Corporation implemented the 2024-2027 climate strategy, completed its inaugural disclosure to the CDP Climate Change survey, and purchased and retired carbon credits to offset Scope 2 emissions and Scope 3 emissions related to employee travel and commuting. The Corporation also contributed more than $0.6 million to community investments, introduced a donation-matching program, achieved Great Place to Work® certification, and enhanced employee feedback and engagement initiatives. In governance, OR Royalties achieved its target of 30% female representation on the Board of Directors, formally integrated ESG considerations into advanced-stage due diligence processes, refreshed its materiality assessment to reflect evolving disclosure standards, and maintained strong positions with ESG rating agencies.

As part of the Corporation's ongoing efforts to increase disclosures and transparency, and to further elaborate on the Corporation's strategy on ESG matters, the Corporation will be delivering its sixth annual Sustainability report in April 2026.  Additional information on  sustainability initiatives can be found on the Corporation's website at https://orroyalties.com/message-stakeholders/.

Shareholder's Outreach Program and Board Responsiveness

The Board of Directors and the GNS Committee have adopted a Shareholder outreach program (the "Outreach Program") as the Board believes that constructive engagement with the Corporation's Shareholders is important for good corporate governance and transparency.

As part of the Outreach Program, the Board welcomes Shareholder inquiries and comments relating to: (i) corporate governance practices and disclosure; (ii) corporate responsibility and environmental, social and governance matters; (iii) executive performance, compensation and succession planning; and (iv) Board independence and Committee composition and succession planning.

Matters not directly related to the foregoing are more appropriately addressed by Management through the Corporation's Investor Relations team. All Shareholder inquiries and comments relating to the Corporation's business, investments, financial results, strategic direction and similar matters should be directed to the Corporation's Investor Relations team.

The Board, under the Outreach Program and through the GNS Committee, establishes annually a program to engage directly with key Shareholders to discuss Board matters. This program allows the Chair of the Board and the Chair of the GNS Committee, together with the Chair of any other relevant committee of the Board, if necessary, to exchange views with Shareholders on relevant governance topics, receive feedback on the performance of the Corporation and the Board with respect to Board matters and discuss potential areas of improvement, if any.

Contacting OR Royalties' Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board OR Royalties Inc. 1100 Avenue des Canadiens-de-Montréal Suite 300, Montréal, Québec, H3B 2S2
2. Calling:	514-940-0670
3. Emailing:	Chair-Board@orroyalties.com

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Committees of the Board

There are currently four (4) standing committees of the Board, namely: the Audit and Risk Committee, the Governance, Nomination and Sustainability Committee, the Human Resources Committee and the Independent Investment Review Committee.

Governance, Nomination and Sustainability Committee
Current Members (All Independent Directors)

Edie Hofmeister Chair	David Smith	Kevin Thomson

The GNS Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.

The responsibilities of the GNS Committee, as delegated by the Board, are twofold and include, among other matters, (i) overseeing and assessing the composition and functioning of the Board and its committees (including nomination of directors) and for achieving high governance standards by prioritizing transparency, accountability, responsibility, risk management and (ii) developing and implementing effective ESG programs and strategies consistent with corporate objectives and stakeholders' expectations and corporate policies and guidelines adopted by regulatory authorities or the Board. The Committee shall also exercise oversight over the Corporation's climate strategy by reviewing the strategy proposed by management and monitor progress towards the implementation of such strategy and achieving related goals. The Charter of the GNS Committee is available on the Corporation's website at https://orroyalties.com/governance-2/charters/.

Corporate governance practices define the process and structures used to manage and oversee the Corporation's internal operations and business activities. The intent is to preserve the Corporation's financial and operational integrity, ensuring compliance with all applicable laws and regulations, and enhance value for Shareholders.

With respect to corporate governance matters, the GNS Committee is responsible for establishing and recommending governance practices that align with corporate governance rules and guidelines adopted by relevant authorities from time to time. The GNS Committee is also responsible for recommending new candidates for the Board of Directors and assisting the Board in evaluating the performance of senior officers, of the Board and its committees, as well as individual Directors.

The GNS Committee met six (6) times during the most recently completed financial year, combining meetings previously held by the Governance and Nomination Committee and the Environmental and Sustainability Committee prior to their consolidation.

Work Performed by the GNS Committee

Corporate Governance Matters

In 2025 and early 2026, the GNS Committee actively reviewed and approved key governance matters, including the 2025 management information circular, shareholder voting results, and Board assessment processes. It evaluated Board skills, education programs, and self-assessment procedures, as well as Management's communication practices, governance policies, and regulatory disclosures to identify potential conflicts or related party transactions. The Committee recommended approval of amendment to the various position descriptions, updated its Charters and that of the Board, and the Annual Work Program. It oversaw Board composition, Committee responsibilities, director nominations-including recommending Mr. Kevin Thomson and Mr. Patrick Godin-and monitored governance practices such as tenure, independence, overboarding, and conflict-of-interest procedures, while assessing Management's effectiveness and its relationship with the Board.

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Environmental and Sustainability Matters

The GNS Committee reviewed and approved key environmental, social and sustainability initiatives, including the Corporation's updated climate change strategy. It also evaluated presentations on climate change scenario analysis, the Corporation's ESG goals and objectives, the amended Human Rights Policy, ESG related due diligence processes, ESG screening and monitoring tool, and the timeline and disclosures for the Corporation's 2024 Sustainability Report.

Audit and Risk Committee
Current Members (All Independent Directors)

Wendy Louie Chair	Pierre Labbé	Candace MacGibbon	Norman MacDonald

The Audit and Risk Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation's financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation's risk identification, including cybersecurity and data privacy and security risks, controls and related matters, assessment and management program; and (vi) in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The Charter of the Audit and Risk Committee is available on the Corporation's website at https://orroyalties.com/governance-2/charters/.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non-audit services provided by the auditors to the Corporation.

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The Audit and Risk Committee met four (4) times during the most recently completed financial year.

Information Security Risk Oversight and Management

All members of the Audit and Risk Committee are knowledgeable about information security risk management.  Management provides a report on information technology security, including cyber risks, data security, ongoing staff training, mitigation and resilience to the Audit and Risk Committee at each of its quarterly meetings.  Four (4) Directors have information security experience.  In the last three years, there have been no occurrences of a material security breach that generated expenses nor have there been expenses incurred from information security breach penalties and settlements. In addition, the Corporation has not experienced a material information security breach in the last three years.  Since the Corporation is listed on the New York Stock Exchange and is subject to Sarbanes-Oxley Act of 2002 ("SOX") reporting requirements, the Corporation's systems are part of the annual SOX audit performed by the Corporation's auditors and independent specialized firms are periodically engaged to conduct specific procedures on our information security systems.  Ms. Candace MacGibbon recently received a Cybersecurity Certification from Cornell University, which brings additional information technology oversight to the Audit and Risk Committee.

Work Performed by the Audit and Risk Committee

In 2025 and early 2026, the Audit and Risk Committee reviewed and approved a wide range of governance, financial, and risk-management matters. These included updates to the Audit and Risk Committee's Charter and Annual Work Program, management reports on the 2025 Risk Evaluation Review and asset impairment, the external auditors' Audit Plan, and oversight of the Corporation's internal audit function. The Audit and Risk Committee also examined proposed changes to key corporate policies, including the Investment Policy, Delegation of Authority Policy, and U.S. Dollar Hedging Policy, and recommended them for Board approval. It reviewed the Corporation's financial group development and succession planning, approved policies related to audit and non-audit services and fees, and oversaw processes for related-party transactions. Additionally, the Audit and Risk Committee reviewed and recommended approval of the 2025 consolidated financial statements and quarterly financial disclosures, while monitoring regulatory compliance with the Securities and Exchange Commission, the Sarbanes-Oxley Act, and the New York Stock Exchange. Other oversight activities included evaluating internal controls and compliance certifications, cash management, IT activities, insurance coverage, tax matters, accounting policies, continuing education documentation, whistleblowing or litigation issues, and holding quarterly in camera meetings with the Corporation's auditors and without management.

Additional reference is made to the Section entitled "Audit and Risk Committee" of the Corporation's Annual Information Form ("AIF") that contains the information required by section 5.1 of Form 52-110F1 of Regulation  52-110. The Corporation's AIF is available on SEDAR + at www.sedarplus.ca and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any Shareholder of the Corporation.

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Human Resources Committee
Current Members (All Independent Directors)

Pierre Labbé Chair	Wendy Louie	Edie Hofmeister	Candace MacGibbon

The HR Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees. The HR Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.  It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

The Charter of the HR Committee is available on the Corporation's website at https://orroyalties.com/governance-2/charters/.

The HR Committee met four (4) times during the most recently completed financial year.

Independent Investment Review Committee
Current Members (All Independent Directors)

Norman MacDonald Chair	Patrick Godin	David Smith

This committee is charged with reviewing and providing its recommendations to the Board, on an ad hoc basis, on any potential material investment or investment stewardship determination. The creation of this committee strengthened the Corporation's corporate governance and investment decisions are provided appropriate oversight.

The Independent Investment Review Committee met six (6) times during the most recently completed financial year.

Nomination of Directors

In consultation with the Chair of the Board, the GNS Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the GNS Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already Directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board's current skills matrix is set out under heading " Competencies of the Board of Directors" of this Circular.

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Board Assessment

A detailed questionnaire is distributed annually to each member of the Board in order to enable individual Directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. As part of the assessment process review, each Board member will assess the performance of the respective Committees of the Board.

In addition, the results of the questionnaires are compiled by the Assistant Corporate Secretary and reviewed by the VP Legal and thereafter provided to the Chair of the Board and the President and CEO of the Corporation.  The Chair of the Board also conducts confidential one-on-one meetings with each Director to discuss their individual performance and the results and any element arising from the performance assessments.  Following the evaluation process, the compiled results were provided to the members of the GNS Committee and the members of the Board for discussion at the year-end meetings.

The GNS Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to Directors, communication between the Board and Management, the Board size and overall skills. The GNS Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1st, 2025, no director or executive officer of OR Royalties, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its Directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$120 million per loss and policy year and the premium paid by the Corporation amounted to US$1.1 million on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$2.5 million applies. The policy contains standard industry exclusions.

SECOND ITEM OF THE AGENDA

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP, a partnership of chartered professional accountants ("PwC"), as independent auditor of the Corporation for the fiscal year ending December 31, 2026 and to authorize the Directors to establish their remuneration. PwC was originally appointed on April 30, 2014.

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Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the re-appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and for the Directors to fix their remuneration.

The following table illustrates in detail the components of the fees incurred in 2025 and in 2024:

Year	Audit Fees(1) (C$)	Audit Related Fees (C$)	Tax Fees(2) (C$)	All Other Fees (C$)
December 31, 2025	1,038,866	–	96,735	–
December 31, 2024	1,038,864	–	34,331	–

NOTES:

(1) Audit fees include services rendered in connection with the audit of OR Royalties' annual consolidated financial statements and audit fees for separate audit opinions of subsidiaries of OR Royalties. The audit fees also include services rendered in relation to OR Royalties' Short Form Base Shelf Prospectus dated August 12, 2025.

(2) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions.

THIRD ITEM OF THE AGENDA

APPROVAL OF CONTINUATION OF THE SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

At the Corporation's 2023 Annual Meeting of Shareholders, the Shareholders passed an ordinary resolution reconfirming the second amended and restated Shareholder Rights Plan (the "Second Amended and Restated Shareholder Rights Plan"). Shareholders are being asked to consider and, if deemed appropriate, approve an ordinary resolution (the "Shareholder Rights Plan Resolution") to reconfirm the Second Amended and Restated Shareholder Rights Plan (the "Reconfirmation of the Second Amended and Restated Shareholder Rights Plan") at the Meeting by extending the Expiration Time thereunder for another three years. Unless the Shareholders vote to reconfirm it, the Second Amended and Restated Shareholder Rights Plan will expire and terminate at the end of the Meeting.

If the Shareholders vote to reconfirm the Second Amended and Restated Shareholder Rights Plan, it will remain in effect until the close of business on the date immediately following the date of the Corporation's annual meeting of Shareholders to be held in 2029.

The Shareholder Rights Plan Resolution must be approved by a simple majority of votes cast by "Independent Shareholders" (as defined by the Second Amended and Restated Shareholder Rights Plan) present, in person or represented by proxy, at the Meeting. The Corporation has determined that there is no Shareholder who would not qualify as an Independent Shareholder for the purpose of the Meeting.

All capitalized terms used in this section of the Circular that are not otherwise defined in this Circular have the meanings set forth in the Second Amended and Restated Shareholder Rights Plan.

Rationale for continuing the Second Amended and Restated Shareholder Rights Plan

The primary objective of the Second Amended and Restated Shareholder Rights Plan is to ensure the fair treatment of the Shareholders of the Corporation in connection with any bid for control of the Corporation. The Second Amended and Restated Shareholder Rights Plan is intended to prevent the acquisition of control of the Corporation in a manner that benefits a small group of securityholders at the expense of other securityholders. The reconfirmation of the Second Amended and Restated Shareholder Rights Plan will not affect the duty of a director on the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders.

In submitting the Second Amended and Restated Shareholder Rights Plan to the Shareholders for reconfirmation, the Board of Directors has considered concerns inherent in the existing legislative framework governing take-over bids in Canada. In particular, while existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Second Amended and Restated Shareholder Rights Plan addresses these concerns.

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The Second Amended and Restated Shareholder Rights Plan generally provides that if a bidder acquires beneficial ownership of more than 20% of the issued and outstanding Common Shares, other than by way of a "Permitted Bid", which requires a take-over bid to be made to all Shareholders, holders of Common Shares, other than the bidder, will be able to effectively purchase additional Common Shares at a 50% discount to the market price, thus exposing the bidder to substantial dilution of its holdings.

The Second Amended and Restated Shareholder Rights Plan provides a right (which may only be exercised if a person acquires 20% or more of the Common Shares) for each Shareholder, other than the person that acquires 20% or more of the Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more to the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the rights plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Second Amended and Restated Shareholder Rights Plan). The most common approaches that a bidder may take to have a rights plan withdrawn are to negotiate with the Board of Directors to have the rights plan waived, or to apply to a securities commission to order withdrawal of the rights plan if the Corporation cannot develop an auction. Both of these approaches give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Corporation's Shareholders.

General Impact of the Second Amended and Restated Shareholder Rights Plan

It is not the intention of the Board of Directors, to submit the Second Amended and Restated Shareholder Rights Plan to Shareholders for adoption, to entrench the directors or managements of the Corporation in office, nor is it to avoid a bid for control of the Corporation in a transaction that is fair and in the best interest of Shareholders.

The Second Amended and Restated Shareholder Rights Plan does not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

The Board of Directors believes that the effect of the Second Amended and Restated Shareholder Rights Plan is to enhance Shareholder value and ensure equal treatment of all Shareholders in the context of an acquisition of control. The Rights Plan is not being proposed in response to any proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of or anticipates any pending or threatened take-over bid for the Corporation.

For a summary of the purpose and principal terms of the Second Amended and Restated Shareholder Rights Plan, please see Schedule B to this Circular. Shareholders are urged to carefully review the summary in its entirety. The Second Amended and Restated Shareholder Rights Plan can be found on Corporation's website at https://orroyalties.com/governance-2/ and under the Corporation's profile in SEDAR + at https://www.sedarplus.ca/home/.

Shareholder Rights Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution in respect of the Reconfirmation of the Second Amended and Restated Shareholder Rights Plan:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The continuance, for an additional three years period, of the shareholder rights plan, the terms and conditions of which are set out in the Second Amended and Restated Shareholder Rights Plan Agreement dated June 7, 2023 between the Corporation and TSX Trust Company, as rights agent;

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2. Any director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast by "Independent Shareholders" (as defined by the Second Amended and Restated Shareholder Rights Plan) at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

FOURTH ITEM OF THE AGENDA

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve the Corporation's goals and ensure that interests of Management and the Corporation's Shareholders are aligned. A detailed discussion of the Corporation's executive compensation is more fully described under the heading "Statement of Executive Compensation - Compensation Discussion and Analysis" in this Circular. Under such section, you will find discussions on the Corporation's executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of the Corporation.

At the 2025 annual and special meeting of Shareholders, the Corporation's approach to executive compensation was approved by over 97% of the votes.

At the meeting, Shareholders will be asked to vote on the following advisory, non-binding resolution:

Advisory Resolution on Executive Compensation Approach

"BE IT RESOLVED, AS A NON-BINDING ADVISORY RESOLUTION THAT:

1. On an advisory, non-binding basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation's Circular dated March 27, 2026 delivered in advance of the Meeting;

2. As this in an advisory vote, the Board of Directors of the Corporation and the HR Committee will not be bound by the results of the vote. However, the Board of Directors of the Corporation will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3. Results of the vote will be disclosed in the report of voting results."

The Board of Directors of the Corporation recommends that Shareholders indicate their support for the Corporation's approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

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SHAREHOLDER PROPOSALS FOR THE 2026 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next annual meeting of the Shareholders is December 27, 2026.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in the Corporation's financial statements and Management's Discussion and Analysis for the year ended December 31, 2025 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, March 27, 2026.

OR ROYALTIES INC.
Per:
André Le Bel Vice President, Legal Affairs and Corporate Secretary

2026 Management Information Circular	97

OR ROYALTIES INC.

SCHEDULE "A"
BOARD OF DIRECTORS CHARTER

I. OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the "Board") of the Corporation is elected by the Corporation's shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the Corporation's President and Chief Executive Officer ("CEO"), the Vice President, Finance and Chief Financial Officer and all other Vice Presidents (the "Senior Officers") or (collectively the "Management Team") responsible for the day-to-day operations of the Corporation. It sets the Corporation's policies, assesses their implementation by Senior Officers and reviews the results.

The Board's primary stewardship responsibility is to ensure the viability of the Corporation and that it is managed in the best interest of the Corporation, taking into account the interests of its shareholders and other stakeholders.

The Board's main expectations of the Corporation's Management Team are to protect the Corporation's interests and ensure long-term growth in shareholder value.

II. MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III. STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regard to committee composition and organization.

IV. DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a) satisfying itself, to the extent feasible, as to the integrity of the Chair of the Board, the CEO, and other Senior Officers, and that the CEO and other Senior Officers maintain a culture of integrity throughout the Corporation;

(b) ensuring that the Corporation is operated in a manner that preserves its financial integrity and in accordance with policies approved by the Board;

(c) ensuring, through the Governance, Nomination and Sustainability Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of the Management Team and in accordance with sound corporate governance practices;

(d) reviewing and approving key policy statements developed by Management Team on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e) adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation's performance with reference to the adopted budget and strategic plan;

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

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(g) appointing the CEO, setting forth the position description, as well as planning for the succession of the CEO with the recommendation of the Governance, Nomination and Sustainability Committee and the Human Resources Committee respectively;

(h) evaluating the performance and reviewing the compensation of the CEO and Senior Officers with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i) appointing, training, evaluating and monitoring the Management Team as well as planning for their succession with the recommendations of the Human Resources Committee; determining the Management Team's compensation with the recommendations of the Human Resources Committee and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j) overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation's accounting and financial reporting systems, and disclosure controls and procedures;

(k) ensuring, through the Audit and Risk Committee, the integrity of the Corporation's internal controls and management information systems;

(l) overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m) advising management on critical and sensitive issues;

(n) ensuring that the Board's expectations of the Management Team are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o) conducting annually, through the Governance, Nomination and Sustainability Committee, a review of Board practices and the Board's and committees' performance (including director's individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p) ensuring with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective non-executive director;

(q) determining, with the Governance, Nomination and Sustainability Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making;

(r) determining, annually, with the Governance, Nomination and Sustainability Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s) setting forth, with the recommendation of the Governance, Nomination and Sustainability Committee, the position descriptions for the CEO, the Chair of the Board and the Chair of the committees of the Board;

(t) determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is "financially literate" as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u) selecting, upon the recommendation of the Governance, Nomination and Sustainability Committee, nominees for election as directors;

(v) selecting the Chair of the Board;

(w) selecting, in the absence of an independent Chair of the Board, a Lead Director and ensuring the director appointed as Lead Director is and remains independent;

(x) ensuring, through the Governance, Nomination and Sustainability Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y) approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist, and which could result in significant exposure to the Corporation;

(z) approving, with the recommendation of the Independent Investment Review Committee, major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(aa) reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

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(bb) discussing and developing the Corporation's approach to corporate governance issues in general, with the involvement of the Governance, Nomination and Sustainability Committee;

(cc) reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management's discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management's discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(dd) ensuring ethical behavior and compliance with laws;

(ee) monitoring, directly or through one of its committees, compliance with the code of ethics;

(ff) consider the means by which stakeholders can communicate with the members of the Board (including independent directors);

(gg) monitoring performance of the Corporation toward the achievement of approved goals and standards;

(hh) approving with the recommendation of the Governance, Nomination and Sustainability Committee, changes to the Corporation's practices on environmental, social and governance ("ESG") and other significant policies of the Corporation;

(ii) monitoring the Corporation's commitment to the environment and sustainable development to all stakeholders and engage with stakeholders in respect of ESG issues, including all employees of the Corporation fostering a culture of respect and accountability regarding such matters;

(jj) reviewing and monitoring matters relating to environmental, climate change and related risks;

(kk) ensuring that, with respect to matters under the Corporation's control, the Corporation conducts business in a climate that fosters the improvement of socio-economic conditions in the communities where it holds an interest;

(ll) approving with the recommendation of the Governance, Nomination and Sustainability Committee, the Corporation's annual Sustainability Report; and

(mm) reviewing and considering all other related matters and issues which may be determined, from time to time, by the Governance, Nomination and Sustainability Committee.

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V. CHARTER

The Governance, Nomination and Sustainability Committee shall periodically review this Charter and recommend appropriate changes to the Board.

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OR ROYALTIES INC.

SCHEDULE "B"
SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Summary of the Second Amended and Restated Shareholder Rights Plan

The following is a summary of the principal terms of the Second Amended and Restated Shareholder Rights Plan which is qualified in its entirety by reference to the text of the Second Amended and Restated Shareholder Rights Plan a copy of which is available on the Corporation's website at https://orroyalties.com/2026-agm/.

All capitalized terms used in this Schedule that are not otherwise defined in this Circular have the meanings set forth in the Second Amended and Restated Shareholder Rights Plan.

Term and Reconfirmation

If the Shareholder Rights Plan Resolution is approved by the Shareholders at the Meeting, the Second Amended and Restated Shareholder Rights Plan will be reconfirmed, and the Second Amended and Restated Shareholder Rights Plan will continue to be effective, with such amendments as set out in the Second Amended and Restated Shareholder Rights Plan Agreement. The effective date of the Second Amended and Restated Shareholder Rights Plan will remain the date on which the Second Amended and Restated Shareholder Rights Plan was initially adopted, namely June 16, 2014 (the "Effective Date").

The Second Amended and Restated Shareholder Rights Plan will remain in effect until the close of business on the date immediately following the date of the Corporation's annual meeting of Shareholders to be held in 2029. To remain effective the Second Amended and Restated Shareholder Rights Plan must be reconfirmed every third annual meeting of Shareholders.

Issue of Rights

The Corporation has issued one right (a "Right") in respect of each Common Share outstanding at 12:01 a.m. (Montréal time) on June 16, 2014 (the "Record Time"). The Second Amended and Restated Shareholder Rights Plan provides for the issuance by the Corporation of Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time (as defined below) and the Expiration Time. The Rights are not exercisable prior to the Separation Time. After the Separation Time, each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at an exercise price equal to three (3) times the Market Price of a Common Share determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). If a Flip-in Event occurs (as described below), each Right will be adjusted and, except as described under "Flip-in Event" below, will entitle the registered holder to receive from the Corporation, upon payment of the Exercise Price, Common Shares having an aggregate market value equal to twice the Exercise Price.

Rights Exercise Privilege

After a person acquires 20% or more of the Common Shares of the Corporation or commences a take-over bid to acquire Common Shares of the Corporation, other than by way of a Permitted Bid (the "Separation Time"), the Rights will separate and trade separately from the Common Shares and will be exercisable. The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Effectively, this means that a Shareholder, other than an Acquiring Person and certain persons related to such Acquiring Person, can acquire additional Common Shares from treasury at half their Market Price after the Separation Time.

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

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Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced, by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares or, alternatively, in the case of Common Shares issued and registered in Book Entry Form, the Rights will be evidenced by the corresponding entries on the Corporation's securities registers for the Common Shares.

Promptly following the Separation Time, the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that the Corporation determines to issue Rights Certificates, separate certificates evidencing the Rights will be mailed to holders of record of Common Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Common Shares, will evidence the Rights.

Permitted Bids

Under the Second Amended and Restated Shareholder Rights Plan, a "Permitted Bid" or "Competing Permitted Bid" will not trigger the dilutive effects thereof. A Permitted Bid is a take-over bid (within the meaning of the Canadian securities legislation) made by means of a take-over bid circular to all holders of Common Shares. By virtue of this definition, such a takeover bid must (i) generally be open for at least 105 days; (ii) include a minimum tender requirement, such that more than 50% of the outstanding Common Shares held by persons other than the bidder must be tendered prior to take-up; and (iii) include a ten-day extension after the minimum tender requirement is met.

Waiver and Redemption

The Board of Directors may, prior to the Flip-in Event, waive the dilutive effects of the Second Amended and Restated Shareholder Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Corporation, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The Board of Directors may also waive the Second Amended and Restated Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares of the Corporation prior to such waiver being granted. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Common Shares of the Corporation, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Corporation is authorized to make amendments to the Second Amended and Restated Shareholder Rights Plan to correct any typographical error or subject to subsequent ratification by Shareholders or Rights holders, to maintain the validity of the Second Amended and Restated Shareholder Rights Plan as a result of changes in law, or at the request of the Exchange. The Corporation will issue a news release relating to any significant amendment made to the Second Amended and Restated Shareholder Rights Plan Agreement prior to the Meeting and will advise the Shareholders of any such amendment at the Meeting. Other amendments or supplements to the Second Amended and Restated Shareholder Rights Plan may be made with the prior approval of Shareholders or Rights holders and, if necessary, any stock exchange on which the Common Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Common Shares at the time when the Rights were distributed are recognized for the purposes of the Second Amended and Restated Shareholder Rights Plan as "grandfathered persons" and, as such, do not constitute Acquiring Persons under the Second Amended and Restated Shareholder Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

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QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICIATION AGENT

North America Toll Free:

CALL OR TEXT "INFO" TO 1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email:

assistance@laurelhill.com

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